9

05012516

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lion Industries Corp. Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3342 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/15/05

LION INDUSTRIES CORPORATION BERHAD

A Member of The Lion Group (415-D)

AR LS
6-30-05

Laporan Tahunan
2005
Annual Report

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in LION INDUSTRIES CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening the Seventy-Fifth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm is set out in the 2005 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Seventy-Fifth Annual General Meeting and the Form of Proxy which are enclosed in the 2005 Annual Report.

The last date and time for the lodging of the Form of Proxy is 13 November 2005 at 2.30 pm.

This Circular is dated 24 October 2005

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"LICB" or "the Company"	:	Lion Industries Corporation Berhad
"LICB Group"	:	LICB and its subsidiary companies (excluding its public listed subsidiary, LFIB, and its subsidiary companies)
"ACB"	:	Amalgamated Containers Berhad
"ACB Group"	:	ACB and its subsidiary and associated companies
"Act"	:	The Companies Act, 1965
"AGM"	:	Annual General Meeting
"Amble Bond"	:	Amble Bond Sdn Bhd
"Amble Bond Group"	:	Amble Bond and its subsidiary and associated companies
"Amsteel"	:	Amsteel Corporation Berhad
"Amsteel Group"	:	Amsteel and its subsidiary and associated companies
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"Directors"	:	The board of directors of LICB
"director"	:	Shall be as defined in Chapter 10 of the Listing Requirements of Bursa Securities and reproduced herein in paragraph 2.2
"LCB"	:	Lion Corporation Berhad, a major shareholder deemed interested in 41.93% equity interest in LICB by virtue of its direct and indirect interest
"LCB Group"	:	LCB and its subsidiary and associated companies
"LDHB"	:	Lion Diversified Holdings Berhad, a major shareholder deemed interested in 45.33% equity interest in LICB by virtue of its direct and indirect interest
"LDHB Group"	:	LDHB and its subsidiary and associated companies
"LDH (S)"	:	LDH (S) Pte Ltd, a major shareholder deemed interested in 41.93% equity interest in LICB by virtue of its indirect interest

"LDP"	:	Lion Development (Penang) Sdn Bhd, a major shareholder deemed interested in 42.41% equity interest in LICB by virtue of its direct and indirect interest
"LDP Group"	:	LDP and its subsidiary and associated companies
"LFIB"	:	Lion Forest Industries Berhad, an 81.02% owned subsidiary company of LICB
"LFIB Group"	:	LFIB and its subsidiary and associated companies
"LHSB"	:	Lion Holdings Sdn Bhd
"LHSB Group"	:	LHSB and its subsidiary and associated companies
"LHPL"	:	Lion Holdings Pte Ltd
"LHPL Group"	:	LHPL and its subsidiary and associated companies
"LTC"	:	Lion Teck Chiang Limited
"LTC Group"	:	LTC and its subsidiary and associated companies
"major shareholder"	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements of Bursa Securities and reproduced herein in paragraph 2.2
"person connected"	:	Shall be as defined in Chapter 1 of the Listing Requirements of Bursa Securities and reproduced herein in paragraph 2.2
"Proposed Renewal of Shareholders' Mandate"	:	Proposed renewal of the 2005 Shareholders' Mandate
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.3 which the LICB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of LICB or of its subsidiaries or its holding company or a subsidiary of its holding company
"related party"	:	Shall be as defined in Chapter 1 of the Listing Requirements of Bursa Securities and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements of Bursa Securities and reproduced herein in paragraph 2.2

"Ributasi"	:	Ributasi Holdings Sdn Bhd
"Ributasi Group"	:	Ributasi and its subsidiary and associated companies
"Sims"	:	Sims Holdings Sdn Bhd
"Sims Group"	:	Sims and its subsidiary and associated companies
"SCB"	:	Silverstone Corporation Berhad
"SCB Group"	:	SCB and its subsidiary and associated companies
"2005 Shareholders' Mandate"	:	The shareholders' mandate obtained on 22 November 2004 for the LICB Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

24 October 2005

Directors:

Tan Sri Dato' Musa bin Hitam *(Independent Non-Executive Chairman)*
Datuk Cheng Yong Kim *(Managing Director, Non-Independent Executive Director)*
Tan Sri Datuk Asmat bin Kamaludin *(Independent Non-Executive Director)*
Dato' Kamaruddin @ Abas bin Nordin *(Non-Independent Non-Executive Director)*
Cheng Yong Liang *(Non-Independent Non-Executive Director)*
Heah Sieu Lay *(Non-Independent Non-Executive Director)*
Chong Jee Min *(Independent Non-Executive Director)*

To : **The Shareholders of Lion Industries Corporation Berhad**

Dear Sir/Madam

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 22 November 2004, the Company obtained the 2005 Shareholders' Mandate for recurrent related party transactions at the Seventy-Fourth AGM in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities.

The 2005 Shareholders' Mandate shall expire at the conclusion of the forthcoming Seventy-Fifth AGM of the Company ("75th AGM") unless it is renewed.

On 23 August 2005, the Directors announced that the Company proposes to seek a renewal of the 2005 Shareholders' Mandate from its shareholders at the forthcoming 75th AGM.

The purpose of this Circular is to provide information relating to the Proposed Renewal of Shareholders' Mandate and to seek your approval on the ordinary resolution in respect of the same to be tabled as special business at the 75th AGM to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm.

Disclosure has been made in the 2005 Annual Report of the Company of the breakdown of the aggregate value of transactions conducted pursuant to the 2005 Shareholders' Mandate during the financial year ended 30 June 2005, which amongst others, is based on the following information:

(a) the type of recurrent related party transactions made; and
(b) the names of the related parties involved in each type of recurrent related party transactions made and their relationship with LICB.

2. DETAILS OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities and Paragraph 4.1.4 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions of a revenue or trading nature which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements of Bursa Securities. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements of Bursa Securities; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between LICB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to seek a renewal of the 2005 Shareholders' Mandate from its shareholders for the LICB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The 2005 Shareholders' Mandate, if renewed, will take effect from the date of the passing of the ordinary resolution relating thereto at the 75th AGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements of Bursa Securities are as follows:

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which family shall have the meaning given in Section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 Background

LICB is principally involved in investment holding and property development. The LICB Group is engaged in a range of activities, principally those relating to the following sectors:

(a) Steel - manufacture and marketing of steel bars, wire rods, hot briquetted iron and other steel related products and services.

(b) Property - property development, building construction and property management.

(c) Others - provision of educational services, manufacture and marketing of plastic components.

Due to the diversity and size of the LICB Group, it is anticipated that the LICB Group would, in the ordinary course of business, enter into transactions with classes of related parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions are described in paragraph 3.3.

The Directors are seeking a renewal of the 2005 Shareholders' Mandate which allows the LICB Group, in its normal course of business, to enter into categories of recurrent related party transactions referred to in paragraph 3.3 with the classes of related parties set out in paragraph 3.2 provided such transactions are made on an arm's length basis and on normal commercial terms of the LICB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders. The public listed subsidiary of LICB, namely LFIB, will be seeking a separate mandate from its shareholders for LFIB and its subsidiaries to enter into recurrent related party transactions.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities to be dealt with at the 75th AGM are as set out in paragraph 3.3.

3.2 Classes of Related Parties

The Proposed Renewal of Shareholders' Mandate will apply to the following classes of related parties:

Related Party	Note
Amsteel Group	i and ii
SCB Group	i and ii
LCB Group	i and ii
LDHB Group	i and ii
LFIB Group	i and.ii
ACB Group	i and ii
LDP Group	i and ii(a)
Sims Group	i
Amble Bond Group	i
Ributasi Group	i
LHSB Group	i
LHPL Group	i
LTC Group	i and ii
CS Tang & Co	iii

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Note) with:

Notes:

(i) Datuk Cheng Yong Kim (the Managing Director and a major shareholder of LICB) and Tan Sri Cheng Heng Jem (a major shareholder of LICB) who each has a direct interest, and/or indirect interest held via corporations in which Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem each has more than 15% shareholding as set out in Appendix I contained in this Circular.

(ii) The companies listed below (major shareholders of LICB) who each has a direct interest, and/or indirect interest held via corporations in which they each has more than 15% shareholding as set out in Appendix I contained in this Circular:

(a) LDP
(b) LCB
(c) LDHB

(iii) M Chareon Sae Tang (a director of LCB), who is the sole proprietor of CS Tang & Co, a law firm.

The direct and indirect interest of the interested directors and the directors who do not consider themselves independent with regard to the Proposed Renewal of Shareholders' Mandate ("Interested Directors"), and/or major shareholders of LICB that are deemed interested in the Proposed Renewal of Shareholders' Mandate ("Interested Major Shareholders") as at 30 September 2005 are as follows:

	Direct		Indirect	
	No. of shares of RM1.00 each	**%**	**No. of shares of RM1.00 each**	**%**
Interested Directors				
Datuk Cheng Yong Kim	1,600,689	0.23	299,998,443[(a)]	43.04
Dato' Kamaruddin @ Abas bin Nordin [(1)]	-	-	-	-
Cheng Yong Liang [(2)]	47,880	0.01	-	-
Heah Sieu Lay [(3)]	-	-	-	-
Interested Major Shareholders				
Tan Sri Cheng Heng Jem	-	-	323,938,625[(b)]	46.47
LDP	225,257	0.03	295,387,878[(c)]	42.38
LCB	180,576,909	25.91	111,668,726[(d)]	16.02
LDHB	23,720,000	3.40	292,245,635[(e)]	41.93

Notes:

(Direct; Indirect) – represents interest of the companies concerned in LICB.

(1) Dato' Kamaruddin @ Abas bin Nordin - Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary company of the Company), a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest by virtue of his substantial shareholding in the Company. As such, Dato' Kamaruddin is deemed to be a person connected with Datuk Cheng Yong Kim.

(2) Cheng Yong Liang - Brother of Datuk Cheng Yong Kim and nephew of Tan Sri Cheng Heng Jem, a major shareholder of the Company.

(3) Heah Sieu Lay – Executive employee of LDHB, a company in which Datuk Cheng Yong Kim has a substantial interest. Heah Sieu Lay is also the Managing Director of LDHB. As such, Heah Sieu Lay is deemed to be a person connected with Datuk Cheng Yong Kim.

(a) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.38%), Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.38%), Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil), Trillionvest Sdn Bhd (Direct-0.03%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil), Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and LDHB (Direct-3.40%; Indirect-41.93%).

(c) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil); SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.91%; Indirect-16.02%), SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

The direct and indirect interest of persons connected with the Interested Directors and/or Interested Major Shareholders in LICB ("Persons Connected") as at 30 September 2005 are as follows:

	Direct		Indirect	
	No. of shares of RM1.00 each	**%**	**No. of shares of RM1.00 each**	**%**
Persons Connected				
Datin Ng Seok Kuan [1]	23,022	**	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har [2]	43,018	0.01	80,388[a]	0.01
Cheng Theng Kee [3]	512,550	0.07	-	-
Chen Shok Ching [4]	548,817	0.07	-	-
Cheng Wei Meng [5]	750	**	-	-
Cheng Chai Hai [6]	30,642	**	-	-
Joseph Thiang Thin Poh [7]	117,042	0.02	-	-
Lion Realty Pte Ltd [8]	-	-	299,918,055[b]	43.03
Trillionvest Sdn Bhd [9]	220,182	0.03	-	-
Amanvest (M) Sdn Bhd [10]	3,292,226	0.47	-	-
Tirta Enterprise Sdn Bhd [10]	60,243	0.01	-	-
Lion Management Sdn Bhd [10]	3,019,953	0.43	-	-
LHSB [10]	952,451	0.14	3,352,469[c]	0.48
Sin Seng Investment Pte Ltd [10]	80,388	0.01	-	-
SCB [10]	106,010	0.02	-	-
PMB Jaya Sdn Bhd [10]	1,279,900	0.18	-	-
Lion Construction & Engineering Sdn Bhd [10]	7,387,530	1.06	1,279,900[d]	0.18
Bright Steel Sdn Bhd [10]	895,286	0.13	-	-
Horizon Towers Sdn Bhd [10]	122,290	0.02	292,245,635[e]	41.93
LDH (S) [10]	-	-	292,245,635[e]	41.93
Megasteel Sdn Bhd [10]	102,000,000	14.63	-	-
Limpahjaya Sdn Bhd [10]	-	-	102,000,000[f]	14.63

Notes:

** Negligible

(Direct; Indirect) – represents interest of the companies concerned in LICB.

[a] Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil).

[b] Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.38%), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(c) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil) and Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(f) Deemed interested by virtue of Section 6A of the Act held via Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

The Persons Connected having interest in the Company do not consider themselves independent in respect of the Proposed Renewal of Shareholders' Mandate by virtue of the following:

(1) Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim.

(2) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri Cheng Heng Jem.

(3) Cheng Theng Kee is the father of Datuk Cheng Yong Kim and Cheng Yong Liang, and brother of Tan Sri Cheng Heng Jem.

(4) Chen Shok Ching is the mother of Datuk Cheng Yong Kim and Cheng Yong Liang, and sister-in-law of Tan Sri Cheng Heng Jem.

(5) Cheng Wei Meng is the sister of Datuk Cheng Yong Kim and Cheng Yong Liang.

(6) Cheng Chai Hai is the sister of Tan Sri Cheng Heng Jem.

(7) Joseph Thiang Thin Poh is the brother-in-law of Datuk Cheng Yong Kim and Cheng Yong Liang.

(8) Lion Realty Pte Ltd is a company in which Datuk Cheng Yong Kim has more than 15% interest as at 30 September 2005.

(9) Trillionvest Sdn Bhd is a company in which Tan Sri Cheng Heng Jem has more than 15% interest as at 30 September 2005.

(10) Amanvest (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, Lion Management Sdn Bhd, LHSB, Sin Seng Investment Pte Ltd, SCB, PMB Jaya Sdn Bhd, Lion Construction & Engineering Sdn Bhd, Bright Steel Sdn Bhd, Horizon Towers Sdn Bhd, LDH (S), Megasteel Sdn Bhd and Limpahjaya Sdn Bhd are companies in which Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim each has more than 15% interest as at 30 September 2005.

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Renewal of Shareholders' Mandate and the benefits to be derived from them are transactions by the LICB Group relating to the provision of, or obtaining from, the Related Parties, products and services in the normal course of business of the LICB Group comprising the following transactions:

Nature of Recurrent Transactions	Related Party	Estimated Value* (RM'000)
(a) Steel Related		
(i) The sale of scrap iron, steel bars, wire rods, hot briquetted iron, billets and other related products and services	LCB Group	1,300,000
	LDHB Group	100,000
	LFIB Group	100,000
	LTC Group	100,000
	Amsteel Group	70,000
	LHPL Group	50,000
	ACB Group	20,000
	Sims Group	5,000
		1,745,000
(ii) The purchase of scrap iron, gases and other related products and services	LCB Group	1,000,000
	LDHB Group	100,000
	LFIB Group	30,000
	LHPL Group	25,000
	LTC Group	10,000
	Amsteel Group	5,000
	Sims Group	5,000
	ACB Group	2,000
	Ributasi Group	1,000
		1,178,000
(iii) The purchase of machinery, spare parts, tools and dies and other related products and services	Amsteel Group	5,000
(iv) The provision of storage, leasing and rental# of properties, management and support and other related services(1)	LCB Group	5,000
	LDHB Group	2,000
	LFIB Group	1,000
	ACB Group	1,000
	Sims Group	1,000
		10,000
(v) The obtaining of storage, leasing and rental# of properties, management and support and other related services	LCB Group	9,000
	Amsteel Group	1,000
		10,000
(vi) The obtaining of marketing, distribution and transportation services	Amsteel Group	8,000

Nature of Recurrent Transactions	Related Party	Estimated Value* (RM'000)
(b) Property-based		
(i) The provision of storage, leasing, rental# of properties and related services(2)	Ributasi Group	5,000
	LDHB Group	3,000
	Amble Bond Group	1,000
	LHSB Group	1,000
		10,000
(ii) The awarding of contracts, nomination of sub-contractors and consultants for property projects	Amsteel Group	10,000
	LDHB Group	5,000
	LCB Group	1,000
		16,000
(iii) The obtaining of building maintenance, project management, security, sales and marketing and other related services	LDHB Group	400
	Amsteel Group	100
		500
(c) Others		
(i) The provision of management and support, training and other related services	LDHB Group	1,000
	SCB Group	100
	LFIB Group	100
	LCB Group	100
	ACB Group	100
	LDP Group	100
	LTC Group	100
	Amsteel Group	100
		1,700
(ii) The obtaining of legal services	CS Tang & Co	300
(iii) The obtaining of security services and security communication equipment	Amsteel Group	1,000
(iv) The purchase of motor vehicles, component parts and other related products and services	LFIB Group	2,500
	SCB Group	100
	LCB Group	100
		2,700
(v) The purchase of office equipment, furniture and other industrial products	LCB Group	100
	Amble Bond Group	100
	Ributasi Group	100
	LDHB Group	100
		400
	Total	2,988,600

These transactions will be subject to the review procedures as set out in paragraph 3.4.

* The estimated value from the date of the 75th AGM to the next AGM to be held by end December 2006 is based on the aggregate amount over a 12-month period ended 30 June 2005 after taking into consideration the transactions which will be entered into in the foreseeable future. The estimated value may be subject to changes.

All rentals are payable on monthly basis.

The address and size of the properties are as follows:

	Address	Area
(1)	Mukim of Tanjung Dua Belas District of Kuala Langat Selangor Darul Ehsan	71.6 hectares
(2)	Melaka Technology Park PT 3852, HS (D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	37.6 hectares

3.4 Review Procedures for Recurrent Transactions

The LICB Group has established the following methods and procedures to ensure that the Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the LICB Group's usual business practices and policies and are on terms not more favourable to the Related Parties than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the LICB Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms and on terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
Steel related		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<30,000,000	General Manager + Managing Director/Executive Director/Director
	30,000,000 and above		Audit Committee
Property-based and others		<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the LICB Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Renewal of Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of the Recurrent Transactions which will be entered into pursuant to the Proposed Renewal of Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor the Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the LICB Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) on an arm's length basis and on normal commercial terms and on terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) on competitive commercial terms. The LICB Group shall identify various sources of supply to secure at least three quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than three quotations are available for comparison due to limited sources of supply or potential suppliers unwilling to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 Rationale for the Proposed Renewal of Shareholders' Mandate and Benefit to the LICB Group and its Shareholders

The steel and property related businesses are the principal businesses of the LICB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the LICB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the LICB Group can enjoy synergistic benefits. In addition, the LICB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the LICB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the LICB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Renewal of Shareholders' Mandate, if approved by the shareholders, would therefore eliminate the need to make announcements to Bursa Securities or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the LICB Group.

The Proposed Renewal of Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the LICB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on normal commercial terms and are not prejudicial to the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 and is of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

The Proposed Renewal of Shareholders' Mandate is subject to the approval of the shareholders at the 75th AGM.

5. FINANCIAL EFFECTS OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

The Proposed Renewal of Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital, earnings and net tangible assets of the LICB Group.

6. ABSTENTION FROM VOTING

The Interested Directors (comprising Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang and Heah Sieu Lay) who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.2 have abstained and will continue to abstain from board deliberation and voting on the Proposed Renewal of Shareholders' Mandate. The Interested Directors and the Interested Major Shareholders (as set out in paragraph 3.2) who have interest, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Renewal of Shareholders' Mandate at the 75th AGM. The Interested Directors and the Interested Major Shareholders (as set out in paragraph 3.2) have undertaken to ensure that the Persons Connected (as set out in paragraph 3.2) will abstain from voting in respect of their direct and indirect interest on the resolution, relating to the Proposed Renewal of Shareholders' Mandate at the 75th AGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected with them has any interest, direct or indirect, in the Proposed Renewal of Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Renewal of Shareholders' Mandate is in the best interests of the LICB Group. For the reasons stated in paragraph 3.5, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the ordinary resolution in respect of the Proposed Renewal of Shareholders' Mandate to be proposed at the 75th AGM.

8. 75TH AGM

The 75th AGM, as convened by the notice incorporated in the 2005 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendices contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
LION INDUSTRIES CORPORATION BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

SHAREHOLDING OF RELATED PERSONS

The corporations which have interest in the Related Parties and in which the following related persons have more than 15% shareholdings as at 30 September 2005 are as listed below:

i) Datuk Cheng Yong Kim

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-5.91%; Indirect-2.36%), Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil), LCB (Direct-negligible; Indirect-51.23%) and Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-1.58%; Indirect-4.53%), Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%), Billion Grow Limited (Direct-0.07%; Indirect-nil), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), LDP (Direct-0.27%; Indirect-39.96%) and Viewtrain Company Limited (Direct-0.09%; Indirect-nil).

d) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via LDP (Direct-0.21%; Indirect-47.10%, 61,180,000 ICULS and 97,200,000 RCULS), Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), 61,180,000 ICULS and 97,200,000 RCULS.

e) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil), LICB (Direct-22.69%; Indirect-58.34%) and Panoron Sdn Bhd (Direct-0.11%; Indirect-nil).

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil), Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-negligible; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

g) LDP Group

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-20%; Indirect-nil).

h) Lion Plate Mills Sdn Bhd, a subsidiary of Sims Holdings Sdn Bhd

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-13%; Indirect-nil).

i) LHSB Group

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-19.17%; Indirect-nil).

j) LTC Group

Deemed interested by virtue of Section 6A of the Act held via Lion Investment (Singapore) Pte Ltd (Direct-33.94%; Indirect-nil).

Other than as disclosed above, Datuk Cheng Yong Kim also has direct shareholding in Amsteel (0.01%), SCB (negligible), LCB (0.02%), LDHB (1.23%), Lion Plate Mills Sdn Bhd (15%), Amble Bond (5.98%), Ributasi (2.80%), LHSB (0.83%), LHPL (14.17%) and LTC (0.03%).

ii) Tan Sri Cheng Heng Jem

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

a) Amsteel Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%), Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-nil) and SCB (Direct-2.56%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.07%; Indirect-8.27%), Lancaster Trading Company Limited (Direct-0.09%; Indirect-8.27%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil), Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil), LHSB (Direct-5.91%; Indirect-2.36%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), LHPL (Direct-0.01%; Indirect-0.02%), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), LCB (Direct-negligible; Indirect-51.23%) and Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

c) LCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.18%; Indirect-6.11%), LHSB (Direct-1.58%; Indirect-4.53%), LDHB (Direct-0.05%; Indirect-24.49%), LICB (Direct-0.19%; Indirect-24.65%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Lancaster Trading Company Limited (Direct-0.30%; Indirect-6.11%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%), LHPL (Direct-0.03%; Indirect-nil), Viewtrain Company Limited (Direct-0.09%; Indirect-nil), Billion Grow Limited (Direct-0.07%; Indirect-nil), LDP (Direct-0.27%; Indirect-39.96%), Trillionvest Sdn Bhd (Direct-0.10%; Indirect-nil), SCB (Direct-0.41%; Indirect-nil, and 710,250 Warrants), Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), Ceemax Electronics Sdn Bhd (Direct-0.02%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-0.11%; Indirect-24.54%), Exuniq Sdn Bhd (Direct-0.51%; Indirect-nil, and 16,305,027 Warrants), LDH (S) (Direct-24.49%; Indirect-nil) and 42,160,189 Warrants.

d) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Likom Computer System Sdn Bhd (Direct-1.95%; Indirect-nil and 12,290,000 ICULS), LDP (Direct-0.21%; Indirect-47.10%, 61,180,000 ICULS and 97,200,000 RCULS), Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), Ributasi (Direct-2.12%; Indirect-nil and 19,059,000 ICULS), LHPL (Direct-1.20%; Indirect-nil), 92,529,000 ICULS and 97,200,000 RCULS.

e) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil), Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), Actual Best Limited (Direct-0.94%; Indirect-nil), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-negligible; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

g) LDP Group

Deemed interested by virtue of Section 6A of the Act held via Utara Enterprise Sdn Bhd (Direct-1%; Indirect-nil).

h) Sims Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 90% direct interest in Sims.

i) Amble Bond Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 14% direct interest in Amble Bond.

j) LHSB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-40%; Indirect-20%), Lancaster Trading Company Limited (Direct-20%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-20%; Indirect-nil).

k) LHPL Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 58.80% direct interest in LHPL.

l) LTC Group

Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-6.36%; Indirect-nil), Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, Tan Sri Cheng Heng Jem also has direct shareholding in SCB (Negligible), LCB (0.05%), LDHB (11.99%), ACB (0.01%), LDP (49%), Sims (10%), Amble Bond (58%) and Ributasi (50.40%).

iii) LCB

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect- 43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%).

c) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil) and 97,200,000 RCULS.

d) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

e) ACB Group
Deemed interested virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

f) LTC Group
Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LCB also has direct shareholding in Amsteel (38.17%), SCB (Negligible), LDHB (1.82%) and ACB (2.99%).

iv) LDP

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible) and Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil).

d) LDHB Group
Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), 61,180,000 ICULS and 97,200,000 RCULS.

e) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

f) ACB Group
Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

g) LTC Group
Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LDP also has direct shareholding in LCB (0.27%) and LDHB (0.21%).

v) LDHB

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

a) Amsteel Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

b) SCB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05% Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), LCB (Direct-negligible; Indirect-51.23%) and Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

c) LCB Group
Deemed interested by virtue of Section 6A of the Act held via LDH (S) (Direct-24.49%; Indirect-nil).

d) LFIB Group
Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

e) ACB Group
Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

f) LTC Group
Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LDHB also has direct shareholding in Amsteel (0.25%) and LCB (0.05%).

Notes:

Warrants - warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

ICULS - irredeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

RCULS - redeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

(1) - Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.78% to LLB Nominees Sdn Bhd and 6.35% to LICB.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither LICB nor any of its subsidiary companies has entered into any contracts which are material within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

(i) Letter of Offer dated 11 December 2003 issued by Lion Forest Industries Berhad to Lion Industries Corporation Berhad with the agreement of Sabah Forest Industries Sdn Bhd and Amsteel Mills Sdn Bhd whereby Lion Forest Industries Berhad has agreed to lend up to RM100 million (the sum of which is to be advanced from Lion Forest Industries Berhad's subsidiary, Sabah Forest Industries Sdn Bhd), to Lion Industries Corporation Berhad to facilitate the financing required by Amsteel Mills Sdn Bhd, a subsidiary of Lion Industries Corporation Berhad, for the completion of a steel meltshop facility located in Banting, Selangor Darul Ehsan. This Letter of Offer superceded the letter of offer dated 9 June 2003 by Sabah Forest Industries Sdn Bhd to Amsteel Mills Sdn Bhd.

(ii) Conditional Deferment Agreement dated 12 March 2004 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd, which supercedes the Conditional Deferement Agreement dated 29 January 2003 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd whereby Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd, have agreed to further defer the redemption date of the remaining 41,613,000 cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd held by Lion Industries Corporation Berhad from 28 December 2003 to 28 June 2005, subject to the terms and conditions contained therein.

(iii) Supplemental Trust Deed dated 29 March 2004 between Lion Industries Corporation Berhad and Amanah Raya Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption dates of 31 December 2003 and 31 December 2004 and amounts payable to the bondholders.

(iv) Financing Agreement dated 23 June 2004 between Sabah Forest Industries Sdn Bhd, Lion Forest Industries Berhad, Lion Industries Corporation Berhad and Amsteel Mills Sdn Bhd whereby Lion Forest Industries Berhad lend up to RM100 million (the sum of which is advanced from Lion Forest Industries Berhad's subsidiary, Sabah Forest Industries Sdn Bhd) to Lion Industries Corporation Berhad which in turn advance to its subsidiary, Amsteel Mills Sdn Bhd to facilitate the completion of a steel meltshop faclity located in Banting, Selangor Darul Ehsan upon the terms and conditions therein contained.

(v) Letter of Offer dated 11 August 2004 from TMW Lion GmbH, duly accepted by Lion Klang Parade Bhd, a wholly-owned subsidiary of Lion Industries Corporation Berhad, wherein TMW Lion GmbH offered to purchase from Lion Klang Parade Bhd the shopping complex known as Klang Parade (excluding the vacant land measuring approximately 2.080 acres in area located in front of Klang Parade), erected on a portion of the freehold land held under land title H.S. (D) 35131 PT 19261, Mukim Kapar, Daerah Klang, Negeri Selangor Darul Ehsan, with a total land area measuring approximately 7.405 acres, for a total cash consideration of RM107,651,000.00.

(vi) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between Lion Industries Corporation Berhad, LLB Harta (M) Sdn Bhd, a wholly-owned subsidiary of Lion Industries Corporation Berhad and TMW Lion GmbH for:

(a) the disposal of the entire equity interest in Lion Klang Parade Bhd comprising 5,466,540 ordinary shares of RM1.00 each fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment of inter-company balances owing by Lion Klang Parade Bhd to LLB Harta (M) Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Klang Parade, owned by Lion Klang Parade Bhd of RM109.642 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by the TMW Lion GmbH, based on the proforma balance sheet of Lion Klang Parade Bhd as at the date of completion of the disposal of Lion Klang Parade Bhd ("LKPSB Interco Payment"). The LKPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Klang Parade Sdn Bhd to LLB Harta (M) Sdn Bhd.

(vii) Conditional Joint-Venture Agreement dated 11 December 2004 between Lion Rubber Industries Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad and Shandong LuHe Group Co Ltd to incorporate a new joint-venture company in the province of Shandong, the People's Republic of China, to operate a tyre business in the People's Republic of China, at the interest ratio of 75:25 respectively.

(viii) Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 between Silverstone Corporation Berhad, Quay Class Ltd, a wholly-owned subsidiary of Lion Forest Industries Berhad and Lion Forest Industries Berhad for the disposal by Silverstone Corporation Berhad of the entire equity interest in Silverstone Berhad comprising 203,877,500 ordinary shares of RM1.00 each as fully paid for a total consideration of RM225,000,000.00 to be settled in the following manner:

(a) RM72,610,000.00 to be settled by way of the issuance by Lion Forest Industries Berhad of 26,500,000 new ordinary shares of RM1.00 each in Lion Forest Industries Berhad credited as fully paid-up at an issue price of RM2.74 each; and

(b) RM152,390,000.00 to be settled by Quay Class Ltd in the following manner:

(i) RM20,000,000.00 on or before 15 December 2006;
(ii) RM35,000,000.00 on or before 15 December 2007;
(iii) RM35,000,000.00 on or before 15 December 2008; and
(iv) RM62,390,000.00 on or before 15 December 2009

It is also a term of the said agreement that Quay Class Ltd shall assume the nett inter-company balances payable by Silverstone Corporation Berhad, its subsidiaries and associated companies to Silverstone Berhad as at the completion date of the said agreement.

(ix) Conditional Joint-Venture Agreement dated 17 March 2005 between Lion Forest Industries Berhad and Pemerintah Kabupaten Malinau (the Regency Government of Malinau) ("PKM") to incorporate a new joint-venture company to be known as PT Lion Intimung Malinau or such other name as may be approved to undertake the development of 40,000 hectares of oil palm plantation and the construction of 2 crude palm oil mills in Malinau Regency, Kalimantan Timur, Republic of Indonesia with a proposed registered and paid-up capital of USD5 million (equivalent approximately to RM19 million) at the equity shareholding ratio of 95:5.

(x) Supplemental Agreement dated 19 April 2005 to the Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 among Silverstone Corporation Berhad, Quay Class Ltd and Lion Forest Industries Berhad to clarify terms therein including the clarification that Quay Class Ltd shall satisfy or cause the total purchase consideration of RM225,000,000.00 to be satisfied on the completion date and that Lion Forest Industries Berhad to allot and issue the 26,500,000 new Lion Forest Industries Berhad shares being part settlement of the total purchase consideration of RM225,000,000.00 on the completion date.

(xi) Conditional Deferment Agreement dated 6 July 2005 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd, which supercedes the Conditional Deferement Agreement dated 12 March 2004 made between Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd whereby Lion Industries Corporation Berhad and Likom Computer System Sdn Bhd have agreed to further defer the redemption date of the remaining 30,520,400 cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd held by Lion Industries Corporation Berhad from 28 June 2005 to 28 December 2005, subject to the terms and conditions contained therein.

3. MATERIAL LITIGATION, CLAIM AND ARBITRATION

Save as disclosed below, LICB and its subsidiary companies are not engaged in any material litigation, claim or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of LICB or its subsidiaries and the Directors of LICB have no knowledge of any proceedings pending or threatened against LICB or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of LICB or its subsidiaries:

(i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI"), a 97.78% owned subsidiary of LFIB a public listed company and a subsidiary of LICB, for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Lion Forest Industries Berhad ("LFIB") in full against any damages awarded against SFI.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Deputy Registrar has on 12 September 2003 dismissed SFI's application to strike-out the Plaintiff's claim with costs to the Plaintiff. SFI has filed an appeal to the Judge against the decision of the Deputy Registrar. The hearing of the appeal is now adjourned to a date to be fixed by the Court.

The Directors have been advised by its legal advisers that SFI has a good defence to the claim.

(ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify LFIB in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. The hearing is now fixed on 10 January 2006 for the Defendant's Solicitors to make oral submission in reply to the Plaintiff's Solicitors' submission.

The Directors have been advised by its legal advisers that SFI has a good defence to the claim.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the 75th AGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of the Company for the past two financial years ended 30 June 2004 and 2005;

(c) the material contracts referred to in Appendix II, paragraph 2; and

(d) the relevant cause papers in respect of the material litigation referred to in Appendix II, paragraph 3.

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

f undelivered, please return to:-

Secretarial Communications Sdn. Bhd. (92040-W)
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 21/10/2005 05:16:22 PM
Reference No LI-051021-2ECC7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF SEVENTY-FIFTH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Seventy-Fifth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2005. **(Resolution 1)**

2. To approve the payment of a first and final dividend of 1.0% less 28% Malaysian Income Tax. **(Resolution 2)**

3. To approve the payment of Directors' fees amounting to RM208,000 (2004 : RM192,000). **(Resolution 3)**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin **(Resolution 4)**
   Mr Cheng Yong Liang **(Resolution 5)**

5. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Tan Sri Dato' Musa bin Hitam who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 OCT 2005

the next annual general meeting." **(Resolution 6)**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **(Resolution 7)**

7. Special Business

To consider and if thought fit, pass the following resolutions as ordinary resolutions:

7.1 Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **(Resolution 8)**

7.2 Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 24 October 2005 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 OCT 2005

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution." **(Resolution 9)**

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 29 November 2005 in respect of shares exempted from mandatory deposit;

(b) shares transferred into the depositor's securities account before 4.00 pm on 1 December 2005 in respect of transfers; and

(c) shares bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

The dividend, if approved, will be paid on 30 December 2005 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 1 December 2005.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BINTI ABDULLAH
Secretaries

Kuala Lumpur
24 October 2005

Notes:

1. Proxy

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for*

holding the Meeting.

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 8*

   This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 9*

   This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 24 October 2005, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

   Details on the proposal are set out in the Circular to Shareholders dated 24 October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

21 OCT 2005

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Seventy-Fifth Annual General Meeting of Lion Industries Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2005. **Resolution 1**

2. To approve the payment of a first and final dividend of 1.0% less 28% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM208,000 (2004 : RM192,000). **Resolution 3**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin **Resolution 4**
   Mr Cheng Yong Liang **Resolution 5**

5. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Tan Sri Dato' Musa bin Hitam who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **Resolution 6**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 7**

7. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

7.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 8**

7.2 Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 24 October 2005 subject to the following: **Resolution 9**

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 29 November 2005 in respect of shares exempted from mandatory deposit;

(b) shares transferred into the depositor's securities account before 4.00 pm on 1 December 2005 in respect of transfers; and

(c) shares bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

The dividend, if approved, will be paid on 30 December 2005 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 1 December 2005.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BINTI ABDULLAH
Secretaries

Kuala Lumpur
24 October 2005

Notes:

1. *Proxy*

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 8*

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 9*

This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 24 October 2005, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 24 October 2005 enclosed together with this Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Seventy-Fifth Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
  Mr Cheng Yong Liang

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Tan Sri Dato' Musa bin.Hitam

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 6 to 8 of this Annual Report.

II. Details of attendance of Directors at Board Meetings

There were five (5) Board Meetings held during the financial year ended 30 June 2005. Details of attendance of the Directors are set out in the Directors' Profile on pages 6 to 8 of this Annual Report.

III. Place, date and time of the Seventy-Fifth Annual General Meeting

The Seventy-Fifth Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Tan Sri Dato' Musa bin Hitam *(Chairman)* Y. Bhg. Datuk Cheng Yong Kim *(Managing Director)* Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin Mr Cheng Yong Liang Mr Heah Sieu Lay Mr Chong Jee Min
Secretaries	:	Ms Wong Phooi Lin Puan Yasmin Weili Tan binti Abdullah
Company No.	:	415-D
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21648411 Fax No : 03-21623448
Auditors	:	Deloitte KassimChan Level 19, Uptown 1 1 Jalan SS 21/58 Damansara Uptown 47400 Petaling Jaya Selangor Darul Ehsan
Principal Bankers	:	OCBC Bank (Malaysia) Berhad EON Bank Berhad Affin Merchant Bank Berhad RHB Sakura Merchant Bankers Berhad
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	LIONIND
Bursa Securities Stock No.	:	4235
Reuters Code	:	LLBM.KL
ISIN Code	:	MYL4235OO007

DIRECTORS' PROFILE

Tan Sri Dato' Musa bin Hitam
Chairman, Independent Non-Executive Director

Y. Bhg. Tan Sri Dato' Musa bin Hitam, a Malaysian, aged 71, was appointed a Director and Chairman of the Board on 10 August 1995. He is also the Chairman of the Company's Nomination Committee.

Tan Sri Musa received his Bachelors degree from the University of Malaya and his Masters degree from the University of Sussex. He has since been awarded with various honours, including Honorary Doctorates from the University of Sussex and Universiti Sabah Malaysia, and fellowships from the Malaysian Institute of Management and the Centre For International Affairs, Harvard University.

Tan Sri Musa has held various posts at international level at various times. These included membership of the Commonwealth Ministers Action Group when he visited Nigeria, Pakistan, Fiji, The Gambia and Sierra Leone. Tan Sri Musa also led the Commonwealth Observer Group to the Pakistan General Elections that was held in September-October 2002.

Before becoming Malaysia's fifth Deputy Prime Minister and Minister of Home Affairs in 1981 and 1986 respectively, Tan Sri Musa was Senior Lecturer at the University of Malaya, Chairman of Federal Land Development Authority, Deputy Minister of Trade and Industry, Minister of Primary Industries and Minister of Education. Between 1990 and 1991, he was Malaysia's Special Envoy to the United Nations and since 1995, he has been the Prime Minister's Special Envoy to the Commonwealth Ministerial Action Group. Tan Sri Musa also led the Malaysian delegation to the United Nations Commission on Human Rights from 1993 to 1998 and was elected Chairman of the Commission in 1995. At the national level, Tan Sri Musa had served as the Chairman of the Malaysian National Commission on Human Rights from 2000 to 2002. Tan Sri Musa is a member of the United Malays National Organisation and had held various positions within the party up to Deputy President until 1987.

Tan Sri Musa is also the Chairman of Kumpulan Guthrie Berhad, a public listed company.

During the financial year, Tan Sri Musa attended all five (5) Board Meetings held.

Datuk Cheng Yong Kim
Managing Director, Non-Independent Executive Director

Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, aged 55, was appointed the Managing Director of the Company on 16 January 1995. He is also a member of the Company's Remuneration Committee.

Datuk Cheng obtained a Bachelor of Business Administration (Honours) degree from University of Singapore in 1971. He has more than 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development. For a period of seven years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of the Company. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng's other directorships in public companies are as follows:

- Director of Silverstone Corporation Berhad and Lion Corporation Berhad, both public listed companies
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 1,600,689 ordinary shares of RM1.00 each and an indirect shareholding of 299,998,443 ordinary shares of RM1.00 each in the Company. Datuk Cheng's shareholdings in the subsidiary companies of the Company are disclosed in page 116 of this Annual Report. He also has interest in certain companies which conduct similar business with the Company in the property development sector.

Datuk Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company, and his brother, Mr Cheng Yong Liang is also a Director of the Company.

During the financial year, Datuk Cheng attended all five (5) Board Meetings held.

Tan Sri Datuk Asmat bin Kamaludin
Independent Non-Executive Director

Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin, a Malaysian, aged 61, was appointed to the Board on 26 February 2001. He is the Chairman of the Company's Audit Committee and Remuneration Committee. He is also a member of the Nomination Committee of the Company.

Tan Sri Asmat obtained a Bachelor of Arts (Honours) degree in Economics from University of Malaya in 1966. He has served in the Ministry of Trade and Industry, now known as Ministry of International Trade and Industry ("MITI") for a period of approximately 35 years. During his tenure in the civil service, Tan Sri Asmat has served on the board of various companies and corporations as MITI's representative, including Heavy Industries Corporation of Malaysia, Malaysian Technology Development Corporation, Multimedia Development Corporation, Permodalan Nasional Berhad, Perbadanan Usahawan Nasional Berhad, National Productivity Corporation, Malaysia External Trade Development Corporation, Small and Medium Industries Development Corporation and Perbadanan Johor. Between 1973 and 1976, he held the position of Senior Economic Counsellor to the European Community in Brussels. Tan Sri Asmat was appointed Secretary General of MITI in May 1992 and held the position till his retirement on 18 January 2001.

At the international level, Tan Sri Asmat has also served in committees of various international organisations such as Asian Pacific Economy Cooperation, Association of South East Asian Nations and World Trade Organisation.

His other directorships in public companies are as follows:

- Chairman of UMW Holdings Berhad, Panasonic Manufacturing Malaysia Berhad, SCOMI Group Berhad, Symphony House Berhad, Salwan Corporation Berhad and Trans-Asia Shipping Corporation Berhad
- Director and Vice Chairman of YTL Cement Berhad
- Director of Carlsberg Brewery Malaysia Berhad, Commerce Asset-Holding Berhad, Malaysian Pacific Industries Berhad and Permodalan Nasional Berhad

Save for Salwan Corporation Berhad, Trans-Asia Shipping Corporation Berhad and Permodalan Nasional Berhad, all the above companies are listed on Bursa Malaysia Securities Berhad.

During the financial year, Tan Sri Asmat attended all five (5) Board Meetings held.

Dato' Kamaruddin @ Abas bin Nordin
Non-Independent Non-Executive Director

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin, a Malaysian, aged 67, was appointed to the Board on 20 July 1994. He is also a member of the Company's Nomination Committee, Remuneration Committee and Executive Share Option Scheme Committee.

Dato' Kamaruddin graduated from the University of Canterbury, New Zealand in 1966 with a Masters of Arts degree majoring in Economics. He joined the Malaysian civil service upon his graduation and served until his retirement in 1993. During his tenure in the civil service, he held various senior positions, among them as Director, Bumiputra Participation and Industries Divisions in MITI from 1966 to 1980. Between 1980 and 1990, he held the position of Deputy Secretary-General (Development) in the Ministry of Works. He retired in 1993 where his last position held was the Director-General, Registration Department, Ministry of Home Affairs.

He is also a Director of APM Automotive Holdings Berhad and Tan Chong Motor Holdings Berhad, both public listed companies.

During the financial year, Dato' Kamaruddin attended four (4) of the five (5) Board Meetings held.

Cheng Yong Liang
Non-Independent Non-Executive Director

Mr Cheng Yong Liang, a Singaporean, aged 48, was appointed to the Board on 6 April 1994. He is also the Chairman of the Company's Executive Share Option Scheme Committee.

Mr Cheng holds a Diploma in Building from Singapore Polytechnic and a Bachelor of Science degree in Business Administration from University of San Francisco. Mr Cheng has been with the Lion Group for 20 years. He is primarily involved in the Property Division of the Lion Group.

Mr Cheng is also a Director of Syarikat Pekan Baru Kemajuan Berhad, a public company and has a direct shareholding of 47,880 ordinary shares of RM1.00 each in the Company.

He is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company, and his brother, Y. Bhg. Datuk Cheng Yong Kim is the Managing Director of the Company.

During the financial year, Mr Cheng attended all five (5) Board Meetings held.

Heah Sieu Lay
Non-Independent Non-Executive Director

Mr Heah Sieu Lay, a Malaysian, aged 52, was appointed to the Board on 6 June 2001. He is also a member of the Audit Committee of the Company.

Mr Heah received his Bachelor of Arts (Honours) degree in Accountancy from the City of London Polytechnic, London. He is an Associate Member of the Institute of Chartered Accountants in England and Wales.

Mr Heah is currently the Group Executive Director of the Lion Group responsible for corporate planning and finance. Prior to joining the Lion Group in 1998, he was the Managing Director of RHB Sakura Merchant Bankers Berhad ("RHB Sakura") and has vast experience in the field of corporate finance after having served RHB Sakura for 15 years.

He is also the Managing Director of Lion Diversified Holdings Berhad, a public listed company.

During the financial year, Mr Heah attended all five (5) Board Meetings held.

Chong Jee Min
Independent Non-Executive Director

Mr Chong Jee Min, a Malaysian, aged 46, was appointed to the Board as an Independent Non-Executive Director on 5 May 2004. He is also a member of the Company's Audit Committee.

Mr Chong graduated from the University of Leeds, England in 1984 with an Honours degree in law. He obtained his Certificate of Legal Practice, Malaya in 1985.

Mr Chong was admitted as an advocate and solicitor of the High Court of Malaya in 1986. He established the firm of J.M. Chong, Vincent Chee & Co in December 1986 and has been practicing since, concentrating on banking, property and corporate matters.

Mr Chong is also a Director of Jaks Resources Berhad, a public listed company.

During the financial year, Mr Chong attended all five (5) Board Meetings held.

Save as disclosed, none of the Directors has (i) any interest in shares in the Company or its subsidiary companies; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed to ensuring that the highest standard of corporate governance is practised throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2005 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2005, five (5) board meetings were held and each Director has attended at least 50% of the total board meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, six (6) of whom are non-executive. The current Board composition complies with the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"). The broad range of experience, skills and knowledge of the Directors facilitate the discharge of the Board's stewardship effectively.

Represented on the Board are three (3) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely Audit Committee, Nomination Committee and Remuneration Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on their behalf. These committees operate under approved terms of reference or guidelines, whenever required.

Supply of Information

The Board members in their individual capacity have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and in appropriate circumstances, at the Company's expense.

The Directors also have access to the advice and services of the Company Secretaries, who are responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board and Directors' Training

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skills, experience and competencies to be appointed to the Board. The members and terms of reference of the Nomination Committee are presented on page 18 of this Annual Report.

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme and have subsequently attended the required training courses and seminars under the Continuing Education Programme.

The Directors will continue to attend relevant training programmes to further enhance their skills and knowledge as well as to keep abreast with new developments for the furtherance of their duties.

Re-election of Directors

In accordance with the Company's Articles of Association, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of the Executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of Executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 18 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance as applicable to Directors' remuneration recommended by the best practice of the Code are deemed appropriately served by the following disclosures.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2005 are categorised as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Director	20,000	667,000	687,000
Non-Executive Directors	188,000	147,000	335,000
	208,000	814,000	1,022,000

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Number of Directors	
	Executive	Non-Executive
25,000 & below	–	1
25,001 – 50,000	–	3
50,001 – 100,000	–	1
100,001 – 150,000	–	1
650,001 – 700,000	1	–

3. SHAREHOLDERS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with investors. The Group has been practising open discussions with investors/ analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of Bursa Securities.

The Board has identified the Company Secretaries to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, majority of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 14 to 17 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to the Company's shareholders. The Board is also responsible in ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2005, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and the provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 13 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies*, the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability
- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority
- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis
- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee
- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control – Self-Assessment Questionnaire on an annual basis
- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee

The system of internal control was generally satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
  (Chairman, Independent Non-Executive Director)

  Mr Heah Sieu Lay
  (Non-Independent Non-Executive Director)

  Mr Chong Jee Min
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with paragraphs 15.10 and 15.11 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

- **Secretaries**

  The Secretaries of Lion Industries Corporation Berhad, Ms Wong Phooi Lin and Puan Yasmin Weili Tan binti Abdullah, are also Secretaries of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent directors. The composition of the Audit Committee shall fulfill the requirements as prescribed in the Listing Requirements of Bursa Securities. The Chairman of the Audit Committee shall be an independent director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. At least once a year, the Audit Committee shall meet with the external auditors without the non-independent directors being present. A majority of independent directors present shall form a quorum.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary).

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interest situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Securities.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit function, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be agreed to by the Audit Committee and the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, six (6) Audit Committee Meetings were held for which full attendance were recorded for all the members of the Audit Committee.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for their consideration and approval focusing particularly on changes in accounting policies, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programmes, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control - Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

  (e) Convened a meeting with the external auditors without the non-independent directors being present to discuss issues arising from their review.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  1. Reviewed the related party transaction set out below:

     Third deferment of the redemption date of the preference shares in Likom Computer System Sdn Bhd held by the Company to 28 December 2005.

  2. Reviewed recurrent related party transactions of a revenue or trading nature on a quarterly basis for compliance with the Shareholders' Mandate.

NOMINATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Musa bin Hitam
(Independent Non-Executive Director)

Members : Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
(Independent Non-Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Lion Industries Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000	2005 RM'000
Revenue	938,386	1,459,299	2,014,549	3,637,868	**3,965,156**
Profit/(Loss) before taxation	(470,445)	(195,824)	119,446	573,777	**396,261**
Profit/(Loss) after taxation	(473,499)	(202,282)	72,325	475,388	**335,226**
Dividends:					
Rate (%)	0.1	0.1	0.5	1.0	**1.0**
Amount (Net of tax)	427	427	2,445	4,923	**5,020**
Total assets employed	4,105,568	4,164,773	6,598,857	5,654,551	**5,894,143**
Shareholders' funds	837,365	618,029	1,881,206	2,023,201	**2,277,988**
Net tangible assets	644,227	427,198	1,474,996	1,686,119	**1,964,834**
	Sen	**Sen**	**Sen**	**Sen**	**Sen**
Net tangible assets per share	109	72	217	248	**282**
Earnings/(Loss) per share	(105.2)	(43.1)	13.7	49.5	**47.6**


Revenue RM Million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005


Total Assets Employed RM Million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005


Net Tangible Assets Per Share Sen
300
250
200
150
100
50
0
2001
2002
2003
2004
2005


Shareholders' Funds RM Million
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005

THE GROUP'S BUSINESSES





- The Hot Briquetted Iron (HBI) plant (above) operated by the Group in Labuan, with a close-up of the finished product (inset).
- *Kilang besi briket panas (HBI) (atas) yang dikendalikan oleh Kumpulan di Labuan; (gambar kecil) HBI dari jarak dekat.*









- Advanced steelmaking and rolling facilities (top right) at Amsteel Mills, Banting to produce high grade bars and wire rods for specialised applications.
- *Mesin terkini untuk melebur dan menggelek keluli di Amsteel Mills, Banting bagi menghasilkan bar dan rod wayar aplikasi khusus.*




parkson

- The Group also has investments in the pulp and paper industry (left), and retail business (right) through its subsidiary and associated companies.
- *Kumpulan turut terbabit dalam industri pulpa dan kertas (kiri) dan perniagaan peruncitan (kanan) menerusi anak syarikat dan syarikat sekutu.*

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit Lion Industries Corporation Berhad bagi tahun kewangan berakhir 30 Jun 2005.

PRESTASI KEWANGAN

Kumpulan telah meraih faedah daripada permintaan yang tinggi untuk produk keluli di pasaran antarabangsa pada separuh tahun kewangan pertama. Permintaan yang kukuh daripada sektor perkilangan dan hartanah tempatan juga menyumbang kepada persekitaran operasi yang menggalakkan. Bagaimanapun, menjelang akhir tahun kewangan, harga keluli mengalami penurunan berikutan penawaran bahan mentah yang berlebihan di China dan pertumbuhan ekonomi dunia pula secara keseluruhannya perlahan berikutan kenaikan harga minyak mentah.

Pendapatan Kumpulan pada tahun kewangan meningkat 9% kepada RM4.0 bilion berbanding RM3.6 bilion yang dicatat pada tahun lalu. Seperti tahun sebelumnya, operasi besi briket panas ("HBI") di Malaysia Timur memberikan sumbangan yang besar kepada prestasi Kumpulan. Operasi pulpa dan kertas turut memberi sumbangan yang menggalakkan berikutan harga kertas di pasaran sejagat yang kukuh meskipun mengalami jumlah jualan yang rendah akibat penutupan logi untuk penyelenggaraan di tahun kewangan tinjauan.

Sementara itu, keuntungan sebelum cukai merosot kepada RM396 juta berpunca terutamanya daripada sumbangan keuntungan operasi Lion Diversified Holdings Berhad ("LDHB") yang rendah kerana pegangan ekuti Kumpulan dikurangkan dan juga pencapaian yang kurang memuaskan di Bahagian Produk Keluli Panjang kami. Hasil kewangan LDHB telah mengambilkira pegangan ekuitinya sebagai sebuah syarikat sekutu susulan sejak akhir tahun kewangan yang lalu.

PEMBANGUNAN KORPORAT

Sepanjang tahun tinjauan, Kumpulan telah melaksanakan rancangan-rancangan korporat penting berikut:

(a) Seiring dengan usaha berterusan kami untuk mengkaji dan merasionalisasikan perniagaan bukan teras Kumpulan, Kumpulan telah menyelesaikan pelupusan 100% kepentingan ekuitinya dalam Lion Klang Parade Bhd yang memiliki sebuah pusat membeli-belah yang dikenali sebagai Klang Parade, dengan pertimbangan tunai berjumlah RM106 juta. Perolehan daripada pelupusan tersebut telah digunakan untuk membayar pinjaman Kumpulan;

(b) Lion Rubber Industries Sdn Bhd, sebuah anak syarikat milik penuh Lion Forest Industries Berhad yang juga anak syarikat Kumpulan, bersama-sama Shandong LuHe Group Co Ltd telah menubuhkan sebuah anak syarikat di Wilayah Shandong, China dengan nisbah kepentingan ekuiti 75:25. Anak syarikat tersebut, Shandong Silverstone LuHe Rubber & Tyre Co Ltd, terbabit dalam pengeluaran tayar di China; dan

(c) Kumpulan melalui anak syarikat 99% miliknya, Antara Steel Mills Sdn Bhd ("Antara"),telah mencadangkan terbitan Sekuriti Hutang Islam Bai' Bithaman Ajil ("BaIDS") bernilai RM500 juta dan bertempoh matang enam tahun untuk membolehkan Kumpulan membayar pinjaman dan menyediakan aliran tunai tambahan bagi modal perbelanjaan dan modal kerja yang diperlukan untuk kilang di Johor dan Labuan. BaIDS diterbitkan oleh Antara selepas akhir tahun kewangan.

DIVIDEN

Lembaga Pengarah dengan sukacitanya mencadangkan dividen pertama dan terakhir sebanyak 1% atau 1 sen sesaham (2004: 1% atau 1 sen sesaham), ditolak 28% cukai pendapatan. Jumlah dividen bersih yang perlu dibayar, sekiranya diluluskan dalam Mesyuarat Agung Tahunan akan datang, berjumlah RM5.0 juta (2004: RM4.9 juta).

PROSPEK

Halatuju ekonomi Malaysia dijangka kekal menggalakkan di sebalik petunjuk pertumbuhan ekonomi sejagat yang sederhana akibat kenaikan harga minyak mentah dan tekanan inflasi. Dengan jangkaan kenaikan berterusan harga bahan mentah dan persaingan sengit dalam pasaran operasi utama Kumpulan, Bahagian Keluli akan terus melaksanakan program agresif untuk mengurangkan kos, meluaskan rangkaian dan meningkatkan produktiviti produk untuk mengurangkan kesan kemerosotan margin.

Bahagian Pembalakan komited untuk meningkatkan kecekapan operasi dan produktiviti dan pada masa yang sama mencari peluang pelaburan baru untuk memperluaskan lagi pangkalan produk serta menerokai pasaran baru bagi meningkatkan hasil di tahun akan datang.

Di samping itu, Bahagian Peruncitan di bawah syarikat sekutu senaraian awam Kumpulan dijangka menunjukkan prestasi yang baik berdasarkan usaha peluasan yang agresif di pasaran China yang luas.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin merakamkan setinggi-tinggi penghargaan kepada para pemegang saham, pembiaya, sekutu perniagaan dan pihak kerajaan dan pihak berkuasa pengawal selia tertentu di atas sokongan dan keyakinan mereka yang berterusan kepada Kumpulan.

Saya juga ingin menyatakan penghargaan tulus ikhlas dan ucapan terima kasih kepada rakan-rakan Pengarah atas pandangan dan sumbangan yang tidak ternilai yang diberikan di sepanjang tahun.

Akhir kata, saya mengucapkan ribuan terima kasih kepada pihak pengurusan dan kakitangan atas dedikasi dan iltizam mereka kepada Kumpulan.

TAN SRI DATO' MUSA BIN HITAM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors ("Board"), it gives me great pleasure to present the Annual Report and Audited Financial Statements of Lion Industries Corporation Berhad for the financial year ended 30 June 2005.

FINANCIAL PERFORMANCE

The Group was able to benefit from the robust demand for steel products in the international market in the first half of the financial year. Strong demand from the local manufacturing and property sectors also contributed to the favourable operating environment. However, towards the end of the financial year, steel prices softened following over supply of raw materials in the People's Republic of China ("China") and a general slowdown in growth of global economies on account of the persistent increase in crude oil prices.

Group revenue for the year was correspondingly 9% higher at RM4.0 billion as against RM3.6 billion achieved last year. As in the previous year, our hot briquetted iron ("HBI") operation in East Malaysia contributed strongly to the Group's performance. Our pulp and paper operations also contributed favourably to the Group on account of the firm global market prices of paper despite lower sales volume recorded due to the planned maintenance shut-down of its paper plant during the financial year under review.

Profit before taxation on the other hand was lower at RM396 million due mainly to accounting for a lower share in the profitable operating results of Lion Diversified Holdings Berhad ("LDHB"), consequent upon further equity dilution of the Group's interest and also the lower performance by our long steel products division. LDHB's results had been equity accounted for as an associated company since the end of last financial year.

CORPORATE DEVELOPMENTS

During the financial year under review, the Group had undertaken the following significant corporate exercises:

(a) In line with our continuing efforts to consolidate and rationalise the Group's non-core businesses, the Group had completed the disposal of 100% equity interest in Lion Klang Parade Bhd which owned a shopping centre known as Klang Parade, for a cash consideration of RM106 million. The proceeds from the disposal was utilised to reduce the Group's borrowings;

(b) Lion Rubber Industries Sdn Bhd, a wholly-owned subsidiary company of Lion Forest Industries Berhad which in turn is a subsidiary company of the Group, together with Shandong LuHe Group Co Ltd incorporated a subsidiary company in the province of Shandong, China with an equity interest ratio of 75:25. The subsidiary company, Shandong Silverstone LuHe Rubber & Tyre Co Ltd, operates a tyre manufacturing plant in China; and

(c) The Group via its 99%-owned subsidiary company, Antara Steel Mills Sdn Bhd ("Antara"), proposed to issue a 6-Year RM500 million Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") to enable the Group to repay its borrowings and provide additional cash flows for its capital expenditure and working capital requirements for the plants in Johor and Labuan. The BaIDS was issued by Antara subsequent to the financial year end.

DIVIDEND

The Board of Directors is pleased to recommend a first and final dividend of 1% or 1 sen per share (2004: 1% or 1 sen per share), less 28% income tax. Total net dividend payable, if approved at the forthcoming Annual General Meeting, will amount to RM5.0 million (2004: RM4.9 million).

PROSPECTS

The outlook for the Malaysian economy is expected to remain favourable despite indications of moderating growth in the global economy caused by the prevailing high crude oil prices and inflationary pressures. In anticipation of further increases in raw materials prices and keen competition in the market, the Group's key steel division will continue to implement aggressive programmes to cost down its products, expand product range and improve productivity in order to mitigate the effects of margin erosions.

Our timber division is committed to improving its operational efficiency and productivity while simultaneously seeking new investment opportunities to broaden its product base and explore new markets for revenue growth in the ensuing years.

In addition, the retail division under the Group's listed associated company, LDHB, is expected to perform well given its aggressive expansion drive in the vast China market.

ACKNOWLEDGEMENT

On behalf of the Board, I wish to express our deepest appreciation to the shareholders, financiers, business associates and the various governmental and regulatory authorities for their continued support and confidence in the Group.

I would also like to convey my sincere appreciation and gratitude to my fellow Directors for their invaluable guidance and contributions throughout the year.

Last but not least, I sincerely thank the management and staff for their dedication and commitment to the Group.

TAN SRI DATO' MUSA BIN HITAM
Chairman

主席报告

我谨代表董事部，欣然提呈截至 2005 年 6 月 30 日的会计年度，金狮工业机构有限公司的常年报告和经审核财务报告。

财务表现

在本会计年度首半年，由于国际市场对钢铁产品的强劲需求，配合国内制造业与建筑业的蓬勃发展，促使本集团在市场上占有一席之地。不过，随著中国市场于下半年对原产品的需求量供过于求，以及原油价格持续高涨，导致全球钢铁价格偏低。

本集团于本年度的营业额增加 9%，总额 40 亿令吉，显著的比去年 36 亿令吉的营业额高。和去年一样，本集团位于东马的还原铁业务之表现对集团整体业务作出强而有力的贡献。尽管本集团纸张部在本会计年度期间进行预定常年维修计划，该部也对集团业务作出有力贡献，这是基于全球纸张的价格强劲。

另一方面，由于本集团在金狮多元控股有限公司的股权减少，因而利润分享减少，以及长形钢铁组表现欠佳，导致税前盈利削减至 3 亿 9 千 600 万令吉。自从上一个会计年度结束以来，金狮多元控股成为集团联号，依此分享其利润。

企业发展

在本会计年度内，本集团采取下述重大的企业发展：

(a) 为配合我们继续致力于巩固和合理化本集团的非核心业务，本集团完成脱售金狮巴生百利有限公司的 100% 股权，取得现金 1 亿 600 万令吉。巴生百利是该公司旗下的购物大厦。脱售该公司的收入是用来偿还本集团的借款。

(b) 金狮橡胶工业私人有限公司是金狮森林工业有限公司的独资子公司，也是本集团的子公司，联合山东泸河集团有限公司设立一家子公司，即山东银石泸河橡胶轮胎有限公司。这是一间轮胎制造厂；股权分配分别是 75%对 25%。

(c) 本集团通过拥有 99%股权的子公司 Antara Steel Mills Sdn Bhd 献议发行为期 6 年，总额 5 亿令吉的回教债券，以使本集团能够偿还借款，及提供额外的流动资金，作为资本开支，以及在柔佛和纳闽岛的工厂的营运资本需求。

股息

董事部欣然建议，发出第一次兼最终股息 1%或每股 1分(2004 年为 1%或每股 1 分)，必须扣除 28%所得税。如果在行将召开的常年股东大会上获得批准，净股息总额为 500 万令吉(2004 年为 490 万令吉)。

展望

马来西亚的经济前景预料将继续有利，尽管有迹象显示，由于原油价格高涨以及通货膨胀压力，全球经济增长将放缓。由于预见到原料价格将会进一步上涨，以及市场竞争日益激烈，本集团关键性的钢铁组将继续推行进取性计划以削减成本，扩大产品种类以及提高生产力，以便减轻利润率降低所带来的影响。

我们的木材组承诺要改善营运效率和生产力，同时寻求新的投资机会，以扩大产品基础及开发新市场，以便在翌年获得更好的收入。

此外，由本集团挂牌联号金狮多元控股管理的零售业组，预料将会有很好的表现，因为该公司在广阔的中国市场推行雄心勃勃的扩展计划。

鸣谢

我谨代表董事部，衷心感谢股东、金融家、商业伙伴及各政府部门和执行机构，继续支持本集团及对本集团有信心。

我也要真诚感谢董事们，一年来提供宝贵的意见和作出贡献。

最后，我真诚的感谢管理层和职员，为本集团作出贡献。

主席
TAN SRI DATO' MUSA BIN HITAM

REVIEW OF OPERATIONS

Note: "Profit or loss before interests, share of associates and taxation" is hereinafter referred to as "profit" or "loss".

Steel

	2005 RM' Million	2004 RM' Million
Revenue	**3,294**	2,368
Profit	**284**	302

Product	Annual Rated Capacity (Million Metric Tonnes)
HBI	0.8
Billets	2.7
Bars and Wire Rods	1.9

Our steel division continues to contribute positively despite operating in a difficult operating environment especially for steel bars and wire rods. The softening demand and keen price competition amongst the local manufacturers of long steel products have adversely affected our long products division. However, the adverse environment in those sectors has been largely mitigated by the impressive performance of our Labuan operation which benefited from the strong global demand for HBI.

Labuan Plant
(Product : HBI)

Our HBI operation again contributed significantly to the Group's performance with revenue and profit increasing to RM670 million and RM320 million (2004: RM560 million and RM260 million) respectively. Despite experiencing a temporary shortage of gas and raw materials supply, the plant was able to achieve a satisfactory production level of approximately 90% of its annual rated capacity of 0.8 million metric tonnes.

Subsequent to the financial year, the plant was shut down for its planned maintenance and upgrading. The plant upgrading is expected to increase its annual capacity by approximately 10% to 0.88 million metric tonnes and to a certain extent will help to mitigate the increase in raw materials costs in the coming financial year.

Klang, Banting & Johor Plants
(Products : Billets, Bars & Wire Rods)

During the financial year under review, the performance of our long steel operations was affected by price undercutting from local steel producers to retain their share of the reduced market size. A contraction in demand as a result of the slowdown in the construction sector and price dumping by international producers have further dampened the depressed market conditions.

As the only major steel miller in the Klang Valley, our Klang steel mill has competitive advantages over other producers since major development projects are concentrated in this central region. Our other plant located in Johor has enabled the Group to tap into the steel market in the southern region. Our strategic location has also enabled us to source raw materials at lower costs due to the concentration of industrial and manufacturing activities in the Klang Valley.

The full commencement of our new steel meltshop and rolling mill in Banting, Selangor have contributed to the increase in the Group's revenue. The mill is capable of producing high grade steel products to meet the stringent requirements of both the automotive and the forging industries. This expansion will position the Group as one of the main suppliers of high end wire rods for the domestic and export markets.

Timber Extraction and Pulp & Paper

	2005 RM' Million	2004 RM' Million
Revenue	**384**	398
Profit	**47**	59

Product	Annual Rated Capacity
Pulp	120,000 tonnes
Paper	150,000 tonnes
Sawn Timber	100,000 m^3
Plywood	120,000 m^3

Sabah Forest Industries Sdn Bhd, the Group's timber extraction and pulp and paper operation, continued to perform satisfactorily in the current financial year. Lower revenue and profit were mainly due to the paper plant being shutdown for its planned annual maintenance in October 2004 which had affected about two months' production. 118,100 metric tonnes of paper products were sold as compared to 143,700 metric tonnes achieved last year.

Beverage

	2005 RM' Million	2004 RM' Million
Revenue	–	378
Profit	–	25

The Group's brewery business in China, which was carried out through its former listed subsidiary company, LDHB was divested in January 2004. The performance for the year 2004 represented approximately six (6) months' results prior to the disposal.

Property & Construction

	2005 RM' Million	2004 RM' Million
Revenue	**47**	85
Profit	**18**	32

As reported in the previous year's Annual Report, a lower performance is expected for the current financial year following the disposal of its two shopping complexes namely Mahkota Parade in March 2004 and Klang Parade in February 2005.

The main revenue contributor to the current year results was from property management and development of its relatively small residential development projects namely Pelangi Promenade in Klang and Taman Malim Jaya in Melaka.

Building Materials

	2005 RM' Million	2004 RM' Million
Revenue	**154**	303
Profit	**1**	2

This Division is involved in the trading and distribution of building and construction materials for the domestic property and construction industries.

In the previous financial year, the Division had broadened its products range to include the sale of steel products. However, the Division has scaled down it's steel trading operations in tandem with the weak local market demand for steel products whilst sales of other building material products were maintained despite the prevailing weak sentiments in the construction sector.

Others

	2005 RM' Million	2004 RM' Million
Revenue	**87**	105
Loss	**(17)**	(46)

This Division comprises the manufacturing and distribution of automotive lubricants and components, plastic parts and education services.

With the continuing efforts to rationalise its non-profitable operations, the Group has managed to reduce the losses incurred by this Division. The substantial losses posted in the previous year was also due mainly to impairment provision made in respect of the disposal of Klang Parade.

FINANCIAL STATEMENTS 2005

For The Financial Year Ended 30 June 2005

DIRECTORS' REPORT

The Directors of **LION INDUSTRIES CORPORATION BERHAD** have pleasure in submitting their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 47 to the Financial Statements.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year other than as disclosed under significant corporate events.

SIGNIFICANT CORPORATE EVENTS

(a) On 20 August 2004, Lion Klang Parade Bhd ("LKP"), a wholly-owned subsidiary company of the Company, accepted a letter of offer dated 11 August 2004 from TMW Lion GmbH ("Purchaser"), a wholly-owned subsidiary company of TMW Asia Property Fund I GmbH and Co KG, a German closed-end property fund for institutional investors, for the proposed disposal of its investment property comprising a shopping complex known as Klang Parade for a cash consideration of RM107.651 million.

Subsequently on 8 November 2004, the Company entered into a share sale and purchase agreement with the Purchaser for the proposed disposal of LKP. The disposal is for a cash consideration of RM1.00 for the entire 100% equity interest in LKP and upon completion, the Purchaser will assume and pay the inter-company balances owing by LKP to the Group, to be computed based on the gross acquisition value of the property of RM109.642 million adjusted for the net trade assets and liabilities to be assumed by the Purchaser.

The disposal of LKP was completed on 21 February 2005 and the Purchaser assumed and paid RM105.687 million inter-company balances owing by LKP to the Group.

(b) On 15 September 2004, the Company announced the proposed issuance of RM500 million Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") by Antara Steel Mills Sdn Bhd ("Antara"), a wholly-owned subsidiary company of Amsteel Mills Sdn Bhd ("AMSB"), which is in turn a 99% owned subsidiary company of the Company.

The proceeds from the issuance of BaIDS will be utilised to part finance the acquisition of the Labuan operations from AMSB, to upgrade the existing plant of the Antara and Labuan operations and for working capital purposes.

The BaIDS were issued on 30 August 2005.

(c) On 23 November 2004, the Company announced the following proposals:

(i) proposed variation to the redemption date of certain zero-coupon redeemable secured RM denominated bonds ("LICB Bonds") and repayment date of certain zero-coupon redeemable secured USD consolidated and rescheduled debts ("USD Debts") which were due for redemption and repayment on 31 December 2004 to 31 March 2005.

(ii) proposed variation to the calculation for penalty interest.

The Company proposed that commencing 1 January 2005, interest payable as penalty for late redemption/ repayment of any redemption amount/repayment amount shall be calculated on a simple interest basis instead of on a compound basis.

The approvals for the aforementioned proposals from the relevant authorities (including the Securities Commission and Bank Negara Malaysia) and the LICB Bond holders and USD Debt holders were obtained as of 30 December 2004.

(d) On 13 December 2004, Lion Forest Industries Berhad ("LFIB"), an 80% owned subsidiary company of the Company announced that Lion Rubber Industries Sdn Bhd ("Lion Rubber"), a wholly-owned subsidiary company of LFIB, entered into an agreement with Shandong LuHe Group Co Ltd to incorporate a company, Shandong Silverstone LuHe Rubber & Tyre Co Ltd ("Shandong Silverstone") in the province of Shandong, the People's Republic of China ("PRC"), for the purpose of operating a tyre business in the PRC, with an equity ratio of 75:25.

Lion Rubber contributes its share of USD30.0 million (equivalent to approximately RM114.0 million) for the 75% equity interest by way of cash injection of USD26.0 million (equivalent to approximately RM98.8 million) and the balance of USD4.0 million (equivalent to approximately RM15.2 million) by way of the provision of technical know-how in relation to tyre manufacturing and the use of the "Silverstone" brand name.

Shandong Silverstone has not commenced commercial production as of 30 June 2005. However, trial-run production has commenced since May 2005.

(e) On 31 January 2005, LFIB announced that LFIB and Quay Class Ltd ("QCL"), a wholly-owned subsidiary company of LFIB, entered into a conditional sale and purchase of shares agreement with Silverstone Corporation Berhad ("SCB") to acquire the entire issued and paid-up share capital of Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each including QCL assuming the net inter-company liabilities due by SCB, its subsidiary and associated companies to SB for a purchase consideration of RM225,000,000 to be satisfied by the issue and allotment of 26,500,000 new ordinary shares of RM1.00 each in LFIB at an issue price of RM2.74 each and the balance of RM152,390,000 in deferred cash payments ("Proposed Acquisition").

The Securities Commission ("SC") had on 16 September 2005 advised LFIB that the SC was unable to consider LFIB's application for the Proposed Acquisition in view that SCB's application in respect of its proposed disposal of SB was not approved by the SC. LFIB and SCB are currently considering the SC's decision and their next course of action.

(f) On 24 February 2005, the Company announced the following proposals:

(i) implementation of an Executive Share Option Scheme ("ESOS") of up to 15% of the issued and paid-up capital of the Company for the executive Directors and executive employees of the Company and its subsidiary companies who meet the criteria of eligibility for participation as set out in the Bylaws of the ESOS ("Proposed ESOS"); and

(ii) increase of its authorised share capital from the existing RM750,000,000 comprising 750,000,000 ordinary shares of RM1 each to RM1,000,000,000 comprising 1,000,000,000 ordinary shares of RM1 each by the creation of an additional 250,000,000 new ordinary shares of RM1 each in the Company.

The aforesaid proposals were approved by the shareholders of the Company on 23 August 2005 and the Proposed ESOS was implemented on 1 September 2005.

(g) On 18 March 2005, LFIB announced that LFIB entered into a conditional agreement with the Pemerintah Kabupaten Malinau (the Regency Government of Malinau) ("PKM") to set up a company ("JV Co") for the proposed development of 40,000 hectares of oil palm plantation and the construction of two crude palm oil mills in the Malinau Regency, Kalimantan Timur, Republic of Indonesia with an equity ratio of 95:5 ("Proposed JV").

The JV Co shall have a total registered and paid-up capital of USD5.0 million (equivalent to approximately RM19.0 million).

The Proposed JV is subject to the approvals of the relevant authorities in Malaysia and the Republic of Indonesia.

(h) On 21 June 2005, the Company announced that the proposal by AMSB to offer its scheme creditors the opportunity to tender their debts for cancellation in consideration for shares in Amsteel Corporation Berhad, a related party and Lion Diversified Holdings Berhad, an associated company, pursuant to the group wide restructuring scheme ("GWRS") was completed on 21 June 2005.

Further details of the tender exercise are disclosed in Note 10 to the Financial Statements.

RESULTS OF OPERATIONS

The results of operations of the Group and of the Company for the financial year are as follows:

	The Group RM'000	The Company RM'000
Profit before tax	396,261	2,070
Income tax (expense)/credit	(61,035)	4,048
Profit after tax	335,226	6,118
Minority interests	(7,661)	–
Net profit for the year	327,565	6,118

In the opinion of the Directors, the results of operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the loss on disposal of investments for debt settlement as disclosed in the income statements.

DIVIDENDS

A first and final dividend of 1%, less tax, amounting to RM4.9 million in respect of the previous financial year and dealt with in the previous directors' report was paid by the Company during the current financial year.

The Directors propose a first and final dividend of 1%, less tax, amounting to RM5.0 million in respect of the current financial year. This dividend is subject to approval by the shareholders at the forthcoming Annual General Meeting of the Company and has not been included as a liability in the financial statements.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the financial statements.

ISSUE OF SHARES AND DEBENTURES

During the financial year, the issued and paid-up share capital of the Company was increased from RM679,235,465 divided into 679,235,465 ordinary shares of RM1.00 each to RM697,056,465 divided into 697,056,465 ordinary shares of RM1.00 each by the issuance of 17,821,000 new ordinary shares of RM1.00 each at par for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

The new ordinary shares issued rank *pari passu* in all respects with the then existing ordinary shares in the Company.

The Company did not issue any debenture during the financial year.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

The ESOS of the Company became effective on 15 May 2000 and the main features of the ESOS are set out in Note 38 to the Financial Statements.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

		Number of options				
Exercisable From	**Subscription price per share RM**	**Balance as of 1.7.2004**	**Granted**	**Exercised**	**Lapsed**	**Balance as of 30.6.2005**
19.5.2000	1.00	2,323,000	–	(2,144,000)	(179,000)	–
24.9.2003	1.00	4,923,000	–	(4,705,000)	(218,000)	–
27.4.2004	1.00	11,823,000	–	(10,972,000)	(851,000)	–
		19,069,000	–	(17,821,000)	(1,248,000)	–

The ESOS expired on 14 May 2005. As such, as of the end of the financial year, there were no unissued shares of the Company under options.

OTHER FINANCIAL INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and had satisfied themselves that no known bad receivables need to be written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would require the writing off of bad receivables or render the amount of the allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of operations of the Group and of the Company for the succeeding financial year.

DIRECTORS

The following Directors served on the Board of the Company since the date of the last report:

Tan Sri Dato' Musa bin Hitam
Datuk Cheng Yong Kim
Tan Sri Datuk Asmat bin Kamaludin
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay
Chong Jee Min

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin and Mr Cheng Yong Liang retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Y. Bhg. Tan Sri Dato' Musa bin Hitam, being over the age of seventy years, retires pursuant to Section 129(2) of the Companies Act, 1965 and seeks re-appointment as Director under the provisions of Section 129(6) of the said Act to hold office until the next Annual General Meeting.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares of RM1.00 each			
	Balance as of 1.7.2004	Additions	Disposals	Balance as of 30.6.2005
Direct interest				
Datuk Cheng Yong Kim	1,143,689	457,000	–	1,600,689
Dato' Kamaruddin @ Abas bin Nordin	1,500	231,000	(30,000)	202,500
Cheng Yong Liang	47,880	–	–	47,880
Indirect interest				
Datuk Cheng Yong Kim	299,998,443	102,000,000	(102,000,000)	299,998,443

In addition to the above, the following Directors are deemed to have interest in shares in the Company by virtue of the options granted to them pursuant to the ESOS of the Company which expired on 14 May 2005:

	Number of options			
	Balance as of 1.7.2004	Granted	Exercised	Balance as of 30.6.2005
Datuk Cheng Yong Kim	457,000	–	(457,000)	–
Dato' Kamaruddin @ Abas bin Nordin	231,000	–	(231,000)	–

The Directors' interests in shares in related companies are as follows:

	Nominal value per ordinary share	Number of shares			
		Balance as of 1.7.2004	Additions	Disposals	Balance as of 30.6.2005
Datuk Cheng Yong Kim					
Indirect interest					
Lion Forest Industries Berhad	RM1.00	171,905,792	–	(1,417,280)	170,488,512
LLB Enterprise Sdn Bhd	RM1.00	690,000	–	–	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	–	–	4,050,000
Marvenel Sdn Bhd	RM1.00	100	–	–	100
Ototek Sdn Bhd	RM1.00	1,050,000	–	–	1,050,000
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	–	–	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	–	–	7,525,324,120
Soga Sdn Bhd	RM1.00	4,332,078	–	–	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	–	–	99,750
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Zhongsin Biotech Pte Ltd	SGD1.00	1,000,000	–	–	1,000,000

	Nominal value per deferred share	Balance as of 1.7.2004	Number of shares Additions	Disposals	Balance as of 30.6.2005
Datuk Cheng Yong Kim					
Indirect interest					
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	–	–	146,000,000

	Currency	Balance as of 1.7.2004	Additions	Disposals	Balance as of 30.6.2005
Investments in the People's Republic of China					
Datuk Cheng Yong Kim					
Indirect interest					
Beijing Trostel Property Development Co Ltd	USD	6,650,000	–	–	6,650,000
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	–	–	2,313,982
Shandong Silverstone LuHe Rubber & Tyre Co Ltd	USD	–	26,064,000	–	26,064,000
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	–	–	3,690,000
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	–	–	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd (in liquidation – voluntary)	USD	10,878,944	–	–	10,878,944

Other than as disclosed above, the Directors do not have any interest in shares in the Company or in its related companies during and at the end of the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, none of the Directors of the Company has received or become entitled to receive any benefit (other than the benefit included in the aggregate amount of emoluments received or due and receivable by Directors as disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest save and except for fees for professional services paid to a firm of which Mr Chong Jee Min is a partner in his capacity as an advocate and solicitor and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 42 to the Financial Statements.

During and at the end of the financial year, no arrangement subsisted to which the Company was a party whereby Directors of the Company might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the Company's ESOS as disclosed in Note 42 to the Financial Statements.

AUDITORS

The auditors, Messrs Deloitte KassimChan, have indicated their willingness to continue in office.

Signed on behalf of the Board
in accordance with a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
5 October 2005

REPORT OF THE AUDITORS TO THE MEMBERS OF LION INDUSTRIES CORPORATION BERHAD

We have audited the accompanying balance sheets as of 30 June 2005 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the content of this report.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the abovementioned financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

 (i) the state of affairs of the Group and of the Company as of 30 June 2005 and of the results and the cash flows of the Group and of the Company for the year ended on that date; and

 (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements and consolidated financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies, of which we have not acted as auditors, as mentioned under Note 47 to the Financial Statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements, and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Sub-section (3) of Section 174 of the Act.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/06 (J)
Partner

Petaling Jaya,
5 October 2005

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

	Note	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Revenue	5	**3,965,156**	3,637,868	**30,032**	20,584
Other operating income	6	**17,512**	7,402	**267**	22,148
Net changes in inventories		**101,313**	50,044	**–**	–
Raw materials and consumables used		**(3,123,129)**	(2,304,870)	**–**	–
Purchase of trading merchandise		**(123,474)**	(282,792)	**–**	–
Contract costs recognised		**(1,837)**	(985)	**–**	–
Property development expenditure		**(16,115)**	(19,961)	**(137)**	(2,845)
Staff costs	6	**(173,799)**	(193,835)	**(4,946)**	(4,070)
Directors' remuneration	7	**(951)**	(1,646)	**(828)**	(695)
Depreciation of property, plant and equipment	13	**(132,621)**	(152,851)	**(3,139)**	(2,949)
Amortisation of:					
Forest concessions	15	**(10,796)**	(10,796)	**–**	–
Expenditure carried forward	22	**(2,094)**	(10,126)	**–**	–
Negative goodwill		**35,056**	38,613	**–**	–
Goodwill	23	**(19,985)**	(20,117)	**–**	–
Other operating expenses	6	**(184,847)**	(365,696)	**(11,430)**	(8,025)
Profit from operations		**329,389**	370,252	**9,819**	24,148
Finance costs	8	**(140,011)**	(153,906)	**(35,584)**	(38,329)
Share in results of associated companies		**214,557**	8,783	**–**	–
Income from other investments	9	**39,370**	34,042	**27,835**	23,323
Loss on disposal of investments for debt settlement	10	**(47,044)**	–	**–**	–
Gain on disposal of subsidiary companies	18	**–**	314,606	**–**	–
Profit before tax		**396,261**	573,777	**2,070**	9,142
Income tax (expense)/credit:	11				
Company and subsidiary companies		**(47,883)**	(94,337)	**4,048**	(2,947)
Associated companies		**(13,152)**	(4,052)	**–**	–
Profit after tax		**335,226**	475,388	**6,118**	6,195
Minority interests		**(7,661)**	(139,164)	**–**	–
Net profit for the year		**327,565**	336,224	**6,118**	6,195
Earnings per ordinary share	12	**47.6 sen**	49.5 sen		

The accompanying Notes form an integral part of the Financial Statements.

BALANCE SHEETS

AS OF 30 JUNE 2005

	Note	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Property, plant and equipment	13	**2,173,221**	2,069,109	**99,889**	100,978
Investment property	14	**–**	109,315	**–**	–
Forest concessions	15	**300,932**	311,728	**–**	–
Plantation development expenditure	16	**146,859**	140,824	**–**	–
Land held for property development	17	**54,215**	51,698	**111**	111
Investment in subsidiary companies	18	**–**	–	**285,931**	291,298
Investment in associated companies	19	**479,221**	354,177	**33,213**	33,213
Long-term investments	20	**242,328**	356,902	**52,475**	93,072
Deferred tax assets	21	**33,419**	33,457	**–**	–
Expenditure carried forward	22	**901**	4,844	**140**	140
Goodwill	23	**312,253**	332,238	**–**	–
Current Assets					
Property development costs	17	**37,384**	44,234	**–**	134
Inventories	24	**1,067,748**	811,845	**43**	43
Amount due by contract customers	25	**1,051**	1,014	**–**	–
Short-term investments	26	**39,990**	32,839	**32,903**	4,639
Trade receivables	27	**519,291**	420,242	**808**	2,255
Accrued billings of property development projects		**2,607**	7,456	**–**	–
Other receivables, deposits and prepayments	28	**260,267**	292,202	**77,568**	59,922
Amount owing by subsidiary companies	29	**–**	–	**1,188,392**	1,287,206
Amount owing by an associated company	29	**28,500**	28,500	**–**	–
Deposits, cash and bank balances	30	**193,956**	251,927	**38,205**	20,505
		2,150,794	1,890,259	**1,337,919**	1,374,704
Current Liabilities					
Trade payables	31	**470,707**	292,657	**1,802**	1,416
Advance billings of property development projects		**–**	1,734	**–**	353
Amount due to contract customers	25	**1,182**	951	**–**	–
Other payables, deposits and accruals	32	**410,598**	507,266	**11,893**	13,614
Amount owing to subsidiary companies	29	**–**	–	**252,342**	246,202
Lease and hire-purchase payables	33	**1,090**	637	**147**	–
Short-term borrowings	34	**433,840**	148,287	**–**	–
LICB Bonds and USD Debts	35	**88,959**	115,120	**100,613**	125,494
Tax liabilities		**3,857**	36,866	**–**	3,788
		1,410,233	1,103,518	**366,797**	390,867
Net Current Assets		**740,561**	786,741	**971,122**	983,837

(Forward)

	Note	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Non-Current And Deferred Liabilities					
LICB Bonds and USD Debts	35	**323,986**	394,375	**364,698**	444,066
Long-term borrowings	36	**1,206,182**	1,518,349	**-**	-
Lease and hire-purchase payables	33	**2,412**	1,713	**584**	-
Deferred tax liabilities	21	**142,075**	107,443	**3,036**	3,036
Deferred liabilities	37	**48,840**	99,714	**-**	-
		(1,723,495)	(2,121,594)	**(368,318)**	(447,102)
Minority interests		**(482,427)**	(406,238)	**-**	-
Net Assets		**2,277,988**	2,023,201	**1,074,563**	1,055,547
Represented By:					
Issued capital	38	**697,056**	679,235	**697,056**	679,235
Reserves	39	**1,580,932**	1,343,966	**377,507**	376,312
Shareholders' Equity		**2,277,988**	2,023,201	**1,074,563**	1,055,547

The accompanying Notes form an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2005

The Group

			←Non-Distributable Reserves→						
	Note	Issued capital RM'000	Share premium RM'000	Revaluation reserve RM'000	Translation adjustment account RM'000	Negative goodwill RM'000	Unappropriated profit/ (Accumulated loss) RM'000	Net reserves RM'000	Total RM'000
Balance as of 1 July 2003		679,235	515,190	59,551	57,521	959,449	(389,740)	1,201,971	1,881,206
Revaluation deficit of investment property	14	–	–	(59,551)	–	–	–	(59,551)	(59,551)
Realisation pursuant to dilution of subsidiary companies	18	–	–	–	–	(45,643)	–	(45,643)	(45,643)
Reclassified to investment in associated companies	19	–	–	–	–	(46,514)	–	(46,514)	(46,514)
Amortisation for the year		–	–	–	–	(38,613)	–	(38,613)	(38,613)
Currency translation differences		–	–	–	(1,463)	–	–	(1,463)	(1,463)
Net profit for the year		–	–	–	–	–	336,224	336,224	336,224
Dividend		–	–	–	–	–	(2,445)	(2,445)	(2,445)
Balance as of 30 June 2004		679,235	515,190	–	56,058	828,679	(55,961)	1,343,966	2,023,201
Issue of shares	38	17,821	–	–	–	–	–	–	17,821
Amortisation for the year		–	–	–	–	(35,056)	–	(35,056)	(35,056)
Currency translation differences		–	–	–	(21,498)	–	–	(21,498)	(21,498)
Net profit for the year		–	–	–	–	–	327,565	327,565	327,565
Effect of dilution on equity interest in a subsidiary company		–	–	–	–	(24,030)	(5,092)	(29,122)	(29,122)
Dividend	40	–	–	–	–	–	(4,923)	(4,923)	(4,923)
Balance as of 30 June 2005		697,056	515,190	–	34,560	769,593	261,589	1,580,932	2,277,988

The Company

			Non-Distributable Reserve			
	Note	**Issued capital RM'000**	**Share premium RM'000**	**Accumulated loss RM'000**	**Net reserves RM'000**	**Total RM'000**
Balance as of 1 July 2003		679,235	515,190	(142,628)	372,562	1,051,797
Net profit for the year		–	–	6,195	6,195	6,195
Dividend		–	–	(2,445)	(2,445)	(2,445)
Balance as of 30 June 2004		679,235	515,190	(138,878)	376,312	1,055,547
Issue of shares	38	17,821	–	–	–	17,821
Net profit for the year		–	–	6,118	6,118	6,118
Dividend	40	–	–	(4,923)	(4,923)	(4,923)
Balance as of 30 June 2005		697,056	515,190	(137,683)	377,507	1,074,563

The accompanying Notes form an integral part of the Financial Statements.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

The Group

	Note	2005 RM'000	2004 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Profit before tax		**396,261**	573,777
Adjustments for:			
Interest expense		**140,011**	153,906
Depreciation of property, plant and equipment		**132,621**	152,851
Loss on disposal of investments for debt settlement	10	**47,044**	–
Allowance for:			
Foreseeable loss/(loss overprovided) on disposal of investment property		**(2,005)**	17,000
Diminution in value of investments		**18,000**	10,000
Doubtful trade and other receivables		**5,990**	13,237
Obsolescence of inventories		**7,431**	1,286
Expenditure carried forward written off		**–**	7,163
Impairment loss on property, plant and equipment		**–**	3,448
Provision for compensation on late delivery		**–**	597
Property, plant and equipment written off		**114**	456
Gain on disposal of subsidiary companies		**–**	(314,606)
Amortisation of:			
Forest concessions		**10,796**	10,796
Expenditure carried forward		**2,094**	10,126
Goodwill/(Negative goodwill) – net		**(15,071)**	(18,496)
Dividend income		**–**	(23)
Gain on disposal of investment in quoted shares		**–**	(42)
Loss on disposal of investment in associated companies		**893**	–
Reversal of Group's share of net liabilities		**(9,421)**	–
Gain on disposal of property, plant and equipment		**(1,784)**	(911)
Allowance no longer required for:			
Obsolescence of inventories		**(13,795)**	–
Cost to completion for property development projects		**(416)**	(1,140)
Doubtful trade and other receivables		**(1,875)**	(811)
Unrealised gain on foreign exchange – net		**(498)**	(1,892)
Share in results of associated companies		**(214,557)**	(8,783)
Interest income		**(39,724)**	(34,291)
Operating Profit Before Working Capital Changes		**462,109**	573,648
(Increase)/Decrease in:			
Property development costs		**12,653**	7,615
Inventories (Net of depreciation of property, plant and equipment of RM2,670,000 (2004: RM2,178,000) and amortisation of plantation development expenditure of RM102,000 (2004: RM81,000))		**(249,976)**	(293,560)
Amount due by contract customers		**(37)**	485
Trade receivables		**(97,513)**	(132,575)
Other receivables, deposits and prepayments		**22,129**	(98,043)
Increase/(Decrease) in:			
Trade payables		**184,794**	66,672
Other payables, deposits and accruals		**(133,866)**	66,541
Amount due to contract customers		**231**	(2)
Movements in translation adjustment account		**(295)**	(1,523)
Cash Generated From Operations		**200,229**	189,258
Income tax paid		**(44,136)**	(53,266)
Net Cash Generated From Operating Activities		**156,093**	135,992

(Forward)

	Note	2005 RM'000	2004 RM'000
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Cash flow on disposal and liquidation of subsidiary companies (ii)		**103,758**	427,957
Proceeds from disposal of investment properties		–	277,583
Deposits received on proposed disposal of remaining interests in brewery operations		–	186,127
Proceeds from disposal/redemption of investments		**21,617**	30,196
Interest received		**19,708**	24,179
Proceeds from disposal of property, plant and equipment		**2,742**	10,056
Dividend received		**5,371**	17
Additions to expenditure carried forward		**(3)**	(1,635)
Purchase of property, plant and equipment (i)		**(222,583)**	(114,331)
Deposits paid on proposed acquisition of new businesses		–	(152,782)
Cash flow on dilution of subsidiary companies (iii)		–	(207,207)
Purchase of investment in associated companies		**(136)**	(226,747)
(Increase)/Decrease in:			
Land held for property development		**(2,828)**	8,739
Plantation development expenditure (Net of depreciation of property, plant and equipment of RM325,000 (2004: RM433,000))		**(5,812)**	(7,411)
Net Cash (Used In)/Generated From Investing Activities		**(78,166)**	254,741
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Issue of shares		**17,821**	–
Issue of shares by a subsidiary company		**14,348**	–
Repayment of short-term borrowings		–	(247,873)
Interest paid		**(110,423)**	(123,159)
Redemption/Repayment of LICB Bonds and USD Debts		**(126,138)**	(62,025)
Capital repayment to minority interests of a subsidiary company		–	(56,618)
Dividend paid to shareholders of the Group		**(8,471)**	(2,593)
Dividend paid to shareholders of the Company		**(4,923)**	(2,445)
Repayment of lease and hire-purchase liabilities		**(331)**	(502)
Proceeds from short-term borrowings		**44,723**	–
(Increase)/Decrease in cash and cash equivalents – restricted		**(7,072)**	17,219
Net Cash Used In Financing Activities		**(180,466)**	(477,996)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(102,539)**	(87,263)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**197,125**	284,382
Effects of changes in exchange rates		–	6
CASH AND CASH EQUIVALENTS AT END OF YEAR	41	**94,586**	197,125

(i) During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM261,509,000 (2004: RM115,476,000), of which RM1,483,000 (2004: RM1,145,000) was acquired under lease and hire-purchase arrangements and RM37,443,000 (2004: RM Nil) was contributed by a corporate shareholder of a subsidiary company as capital injection in the subsidiary company. Cash payments for the acquisition of property, plant and equipment amounted to RM222,583,000 (2004: RM114,331,000).

(Forward)

(ii) **ANALYSIS OF DISPOSAL AND LIQUIDATION OF SUBSIDIARY COMPANIES**

	2005 RM'000	2004 RM'000
Property, plant and equipment	**20,709**	685,591
Investment property	**109,315**	-
Investment in an associated company	**-**	53,097
Expenditure carried forward	**1,852**	29,123
Inventories	**3,209**	115,550
Trade receivables	**339**	43,111
Other receivables, deposits and prepayments	**4,429**	113,644
Deposits, cash and bank balances	**1,929**	70,571
Trade payables	**(6,744)**	(69,575)
Other payables, deposits and accruals	**(15,116)**	(344,734)
Short-term borrowings	**(5,967)**	(42,863)
Tax liabilities	**-**	(6,276)
Long-term borrowings	**-**	(57,538)
Goodwill	**-**	4,206
Minority interests	**(3,604)**	(229,531)
Fair value of net assets	**110,351**	364,376
Translation adjustment account	**(14,085)**	-
Reclassified to investment in associated companies	**-**	(180,454)
Reversal of Group's share of net liabilities	**9,421**	-
Gain on disposal recognised in income statement	**-**	314,606
Total cash consideration	**105,687**	498,528
Less: Cash and cash equivalents disposed of	**(1,929)**	(70,571)
Cash flow on disposal	**103,758**	427,957

(Forward)

(iii) **ANALYSIS OF DILUTION OF SUBSIDIARY COMPANIES**

	2005 RM'000	2004 RM'000
Property, plant and equipment	–	5,630
Investment in associated companies	–	405,390
Long-term investments	–	33,762
Inventories	–	11,869
Short-term investments	–	6,209
Trade receivables	–	718
Other receivables, deposits and prepayments	–	236,183
Deposits, cash and bank balances	–	207,207
Trade payables	–	(1,155)
Other payables, deposits and accruals	–	(204,030)
Tax liabilities	–	(13,764)
Goodwill	–	30
Minority interests	–	(278,685)
Fair value of net assets diluted	–	409,364
Negative goodwill	–	(46,514)
	–	362,850
Reclassified to investment in associated companies	–	(317,207)
Loss on dilution recognised in reserve	–	(45,643)
	–	–
Less: Cash and cash equivalents diluted	–	(207,207)
Cash flow on dilution	–	(207,207)

(Forward)

The Company

	Note	2005 RM'000	2004 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Profit before tax		**2,070**	9,142
Adjustments for:			
Interest expense		**35,584**	38,329
Allowance for:			
Diminution in value of investments		**4,000**	5,000
Doubtful other receivables		**–**	450
Depreciation of property, plant and equipment		**3,139**	2,949
Provision for compensation on late delivery		**–**	597
Loss on disposal of a subsidiary company		**5,367**	–
Gain on disposal of property, plant and equipment		**(68)**	–
Dividend income		**(22,405)**	(6,426)
Reversal of impairment losses on investment in subsidiary companies		**–**	(22,000)
Interest income		**(28,034)**	(23,471)
Operating (Loss)/Profit Before Working Capital Changes		**(347)**	4,570
(Increase)/Decrease in:			
Property development costs		**(219)**	8,472
Inventories		**–**	(43)
Trade receivables		**1,447**	(1,806)
Other receivables, deposits and prepayments		**1,035**	(1,575)
Increase/(Decrease) in:			
Trade payables		**386**	(668)
Other payables, deposits and accruals		**(1,721)**	3,907
Cash Generated From Operations		**581**	12,857
Income tax paid		**(757)**	(2,109)
Net Cash (Used In)/Generated From Operating Activities		**(176)**	10,748
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Purchase of property, plant and equipment (Note)		**(1,230)**	(115)
Proceeds from disposal of property, plant and equipment		**68**	–
Proceeds from disposal/redemption of investments		**8,333**	28,717
Dividend received		**19,132**	4,627
Decrease in:			
Amount owing by subsidiary companies		**108,926**	7,936
Amount owing by associated companies		**–**	3
Land held for property development		**–**	325
Interest received		**3,531**	6,623
Net Cash Generated From Investing Activities		**138,760**	48,116

(Forward)

	Note	2005 RM'000	2004 RM'000
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Issue of shares		**17,821**	–
Dividend paid to shareholders of the Company		**(4,923)**	(2,445)
Redemption/Repayment of LICB Bonds and USD Debts		**(137,549)**	(58,675)
Repayment of lease and hire-purchase liabilities		**(110)**	–
(Increase)/Decrease in cash and cash equivalents – restricted		**(5,890)**	11,864
Increase in amount owing to subsidiary companies		**3,877**	–
Net Cash Used In Financing Activities		**(126,774)**	(49,256)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**11,810**	9,608
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**18,800**	9,192
CASH AND CASH EQUIVALENTS AT END OF YEAR	41	**30,610**	18,800

Note: During the financial year, the Company acquired property, plant and equipment with an aggregate cost of RM2,050,000 (2004: RM115,000), of which RM820,000 (2004: RM Nil) was acquired under hire purchase arrangements. Cash payments for the acquisition of property, plant and equipment amounted to RM1,230,000 (2004: RM115,000).

The accompanying Notes form an integral part of the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and listed on the Main Board of Bursa Malaysia Securities Berhad.

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 47.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year other than as dislosed in Note 2.

The total number of employees of the Group and of the Company as of 30 June 2005 were 5,164 (2004: 5,996) and 48 (2004: 54) respectively.

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 13-14, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

2. SIGNIFICANT CORPORATE EVENTS

(a) On 20 August 2004, Lion Klang Parade Bhd ("LKP"), a wholly-owned subsidiary company of the Company, accepted a letter of offer dated 11 August 2004 from TMW Lion GmbH ("Purchaser"), a wholly-owned subsidiary company of TMW Asia Property Fund I GmbH and Co KG, a German closed-end property fund for institutional investors, for the proposed disposal of its investment property comprising a shopping complex known as Klang Parade for a cash consideration of RM107.651 million.

Subsequently on 8 November 2004, the Company entered into a share sale and purchase agreement with the Purchaser for the proposed disposal of LKP. The disposal is for a cash consideration of RM1.00 for the entire 100% equity interest in LKP and upon completion, the Purchaser will assume and pay the inter-company balances owing by LKP to the Group, to be computed based on the gross acquisition value of the property of RM109.642 million adjusted for the net trade assets and liabilities to be assumed by the Purchaser.

The disposal of LKP was completed on 21 February 2005 and the Purchaser assumed and paid RM105.687 million inter-company balances owing by LKP to the Group.

(b) On 15 September 2004, the Company announced the proposed issuance of RM500 million Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") by Antara Steel Mills Sdn Bhd ("Antara"), a wholly-owned subsidiary company of Amsteel Mills Sdn Bhd ("AMSB"), which is in turn a 99% owned subsidiary company of the Company.

The proceeds from the issuance of BaIDS will be utilised to part finance the acquisition of the Labuan operations from AMSB, to upgrade the existing plant of the Antara and Labuan operations and for working capital purposes.

The BaIDS were issued on 30 August 2005.

(c) On 23 November 2004, the Company announced the following proposals:

(i) proposed variation to the redemption date of certain zero-coupon redeemable secured RM denominated bonds ("LICB Bonds") and repayment date of certain zero-coupon redeemable secured USD consolidated and rescheduled debts ("USD Debts") which were due for redemption and repayment on 31 December 2004 to 31 March 2005.

(ii) proposed variation to the calculation for penalty interest.

The Company proposed that commencing 1 January 2005, interest payable as penalty for late redemption/repayment of any redemption amount/repayment amount shall be calculated on a simple interest basis instead of on a compound basis.

The approvals for the aforementioned proposals from the relevant authorities (including the Securities Commission and Bank Negara Malaysia) and the LICB Bond holders and USD Debt holders were obtained as of 30 December 2004.

(d) On 13 December 2004, Lion Forest Industries Berhad ("LFIB"), an 80% owned subsidiary company of the Company announced that Lion Rubber Industries Sdn Bhd ("Lion Rubber"), a wholly-owned subsidiary company of LFIB, entered into an agreement with Shandong LuHe Group Co Ltd to incorporate a company, Shandong Silverstone LuHe Rubber & Tyre Co Ltd ("Shandong Silverstone") in the province of Shandong, the People's Republic of China ("PRC"), for the purpose of operating a tyre business in the PRC, with an equity ratio of 75:25.

Lion Rubber contributes its share of USD30.0 million (equivalent to approximately RM114.0 million) for the 75% equity interest by way of cash injection of USD26.0 million (equivalent to approximately RM98.8 million) and the balance of USD4.0 million (equivalent to approximately RM15.2 million) by way of the provision of technical know-how in relation to tyre manufacturing and the use of the "Silverstone" brand name.

Shandong Silverstone has not commenced commercial production as of 30 June 2005. However, trial-run production has commenced since May 2005.

(e) On 31 January 2005, LFIB announced that LFIB and Quay Class Ltd ("QCL"), a wholly-owned subsidiary company of LFIB, entered into a conditional sale and purchase of shares agreement with Silverstone Corporation Berhad ("SCB") to acquire the entire issued and paid-up share capital of Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each including QCL assuming the net inter-company liabilities due by SCB, its subsidiary and associated companies to SB for a purchase consideration of RM225,000,000 to be satisfied by the issue and allotment of 26,500,000 new ordinary shares of RM1.00 each in LFIB at an issue price of RM2.74 each and the balance of RM152,390,000 in deferred cash payments ("Proposed Acquisition").

The Securities Commission ("SC") had on 16 September 2005 advised LFIB that the SC was unable to consider LFIB's application for the Proposed Acquisition in view that SCB's application in respect of its proposed disposal of SB was not approved by the SC. LFIB and SCB are currently considering the SC's decision and their next course of action.

(f) On 24 February 2005, the Company announced the following proposals:

(i) implementation of an Executive Share Option Scheme ("ESOS") of up to 15% of the issued and paid-up capital of the Company for the executive Directors and executive employees of the Company and its subsidiary companies who meet the criteria of eligibility for participation as set out in the Bylaws of the ESOS ("Proposed ESOS"); and

(ii) increase of its authorised share capital from the existing RM750,000,000 comprising 750,000,000 ordinary shares of RM1 each to RM1,000,000,000 comprising 1,000,000,000 ordinary shares of RM1 each by the creation of an additional 250,000,000 new ordinary shares of RM1 each in the Company.

The aforesaid proposals were approved by the shareholders of the Company on 23 August 2005 and the Proposed ESOS was implemented on 1 September 2005.

(g) On 18 March 2005, LFIB announced that LFIB entered into a conditional agreement with the Pemerintah Kabupaten Malinau (the Regency Government of Malinau) ("PKM") to set up a company ("JV Co") for the proposed development of 40,000 hectares of oil palm plantation and the construction of two crude palm oil mills in the Malinau Regency, Kalimantan Timur, Republic of Indonesia with an equity ratio of 95:5 ("Proposed JV").

The JV Co shall have a total registered and paid-up capital of USD5.0 million (equivalent to approximately RM19.0 million).

The Proposed JV is subject to the approvals of the relevant authorities in Malaysia and the Republic of Indonesia.

(h) On 21 June 2005, the Company announced that the proposal by AMSB to offer its scheme creditors the opportunity to tender their debts for cancellation in consideration for shares in Amsteel Corporation Berhad, a related party and Lion Diversified Holdings Berhad, an associated company, pursuant to the group wide restructuring scheme ("GWRS") was completed on 21 June 2005.

Further details of the tender exercise are disclosed in Note 10.

3. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company have been approved by the Board of Directors for issuance on 5 October 2005.

The financial statements of the Group and of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia.

4. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Group and of the Company have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

Basis of Consolidation

The Group's financial statements incorporate the financial statements of the Company and of all the subsidiary companies made up to the end of the financial year as listed under Note 47. Subsidiary companies are consolidated using the acquisition method of accounting.

The results of subsidiary companies acquired or disposed of during the financial year are included in the income statement of the Group from the effective date of acquisition or up to the effective date of disposal.

All significant inter-company transactions and balances are eliminated on consolidation.

Minority interests is measured at the minorities' share of the fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made for minority interests.

Revenue and Revenue Recognition

Revenue of the Group consists of the sales invoice value of goods supplied to third parties, net of discounts and returns, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development and completed property units, proportion of the total contract value attributable to the percentage of construction work performed, gross rental income, tuition fees and other related fees receivable net of scholarship and dividend income receivable from quoted and unquoted investments.

Revenue of the Company consists of gross rental income and dividend income, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed and sales value of land under development and completed property units.

The revenue recognition policies of the Group and of the Company are as follows:

(i) Steel Division

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(ii) Property and Construction Division

Property development projects – upon signing of the individual sale and purchase agreements, based on the percentage of completion method.

Sales of land under development and completed property units – when the sale and purchase agreements are executed.

Construction contracts – when the outcome of a construction contract can be estimated reliably, by reference to the stage of completion of the contract activity.

Rental income – on accrual basis.

(iii) Timber Extraction and Pulp and Paper Division

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(iv) **Beverage Division**

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(v) **Building Materials**

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(vi) **Other Divisions**

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

Tuition fees and other related fees receivable net of scholarship – when services are performed.

Gross dividend income – where the shareholders' right to receive payment is established.

Foreign Currency Conversion

(i) **Transactions in foreign currencies**

Transactions in foreign currencies are converted into Ringgit Malaysia at exchange rates prevailing at the transaction dates or, where settlement has not been made at the end of the financial year, at approximate exchange rates prevailing at that date. All foreign exchange gains or losses arising from conversion of foreign currency amounts are dealt with through the income statements.

(ii) **Translation of foreign currency operations**

For the purpose of consolidation, the financial statements of the foreign incorporated subsidiary companies have been translated into Ringgit Malaysia as follows:

Assets and liabilities	- at closing rate
Share capital	- at historical rate
Revenue and expenses	- at average rate

The results of foreign associated companies are translated at the average rate of exchange for the financial year.

All translation gains or losses are taken up and reflected in translation adjustment account under shareholders' equity.

Difference in exchange arising from the retranslation of the opening net investments in foreign subsidiary and associated companies, and from the translation of the results of those companies at the average rate, are taken to shareholders' equity.

The principal exchange rates used in the conversion of foreign currency amounts are as follows:

	Average rate		**Year end rate**	
	2005 RM	**2004 RM**	**2005 RM**	**2004 RM**
1 United States Dollar ("USD")	**3.80**	3.80	**3.80**	3.80
1 Renminbi ("RMB")	**0.46**	0.46	**0.46**	0.46
1 Singapore Dollar ("SGD")	**2.27**	2.20	**2.24**	2.21

Employee Benefits

(i) *Short-term benefits*

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by the employees of the Group and of the Company.

(ii) Defined contribution plans

The Company, its subsidiary companies incorporated in Malaysia and their eligible employees are required by law to make monthly contributions to the Employees Provident Fund ("EPF"), a local statutory defined contribution plan, at certain prescribed rates based on the employees' salaries. The Group's foreign incorporated subsidiary companies and their eligible employees also make contributions to their respective countries' statutory pension scheme. Such contributions are recognised as an expense in the income statements as incurred.

Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the 'liability' method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unutilised tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unutilised tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statements, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

Impairment of Assets

At each balance sheet date, the Group and the Company review the carrying amount of assets (other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, which are dealt with in their respective policies) to determine if there is any indication that those assets may be impaired. If any such indication exists, the assets' recoverable amount, which is the higher of net selling price and value in use, is estimated.

Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statements, unless the asset is carried at revalued amount, in which case, the impairment loss is treated as a revaluation decrease.

An impairment loss in respect of goodwill is not reversed unless the loss is caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of the event. In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment loss are recognised in the income statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

Gain or loss arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statements.

Depreciation of property, plant and equipment, except freehold land and construction work-in-progress which are not depreciated, is computed on the straight-line method at rates based on the estimated useful lives of the various assets.

The annual depreciation rates are as follows:

Freehold buildings	2% - 4%
Leasehold land and buildings	1% - 8%
Other buildings and improvements	2% - 10%
Pulp and paper mill	2% - 4%
Plant, machinery and equipment	2% - 20%
Housing colony and infrastructures	2% - 10%
Jetty and access roads	2% - 4%
Motor vehicles	8% - 25%
Furniture and office equipment	5% - 25%
Computer equipment	10% - 20%
Renovations	2% - 10%

Capitalisation of Borrowing Cost

Borrowing cost incurred on the construction of assets which require a substantial period of time to get them ready for their intended use are capitalised and included as part of the related assets. Capitalisation of borrowing cost will cease when the assets are ready for their intended use and is suspended during extended period in which active development is interrupted.

Leased Assets

Assets under leases which in substance transfer the risks and benefits of ownership of the assets to the Group have been capitalised under property, plant and equipment. The assets and the corresponding lease obligations are recorded at the fair value of the leased assets (which approximate the present value of the minimum lease payments) at the beginning of the respective lease terms. The interest element of lease rentals, calculated using the 'sum of digit' method, is charged to the income statements. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to the income statements as incurred.

Property, Plant and Equipment Under Hire-Purchase Arrangements

Property, plant and equipment acquired under hire-purchase arrangements are capitalised in the financial statements and the corresponding obligations treated as liabilities. Finance charges are allocated to the income statements to give a constant periodic rate of interest on the remaining hire-purchase liabilities.

Investment Properties

Investment properties are real properties held for long-term purpose for investment potential and for rental income. Investment properties are stated at cost or Directors' valuation and are not depreciated. Directors' valuation recognises the value of the investment properties based on latest valuation reports by independent firms of professional valuers using the "open market value" basis. The investment properties will be revalued at least once at regular intervals of 5 years with additional valuation in the intervening years where market conditions indicate that the carrying values of the revalued investments are materially different from the market values.

An increase in carrying amount arising from the revaluation of each individual investment property will be credited to shareholders' equity as revaluation reserve. To the extent that a decrease in carrying amount offsets a previous increase that has been credited to revaluation reserve and not subsequently reversed or utilised, it will be charged against that revaluation reserve. In all other cases, a decrease in carrying amount will be charged to income statements. An increase on revaluation directly related to a previous decrease in carrying amount that was charged to income statements will be credited to income statements to the extent that it offsets the previously recorded decrease.

On disposal of a previously revalued investment property, the difference between net disposal proceeds and the net carrying amount will be charged or credited to the income statements and the unutilised portion of the related revaluation reserve is taken directly to accumulated profit or loss.

Forest Concessions

Forest concessions, which consist of two forest areas of 158,623 hectares and 118,000 hectares, are stated at cost less accumulated amortisation and any impairment losses. The said concessions are amortised evenly over their estimated useful lives of 16 years and 99 years, respectively.

Plantation Development Expenditure

Development and planting expenditure incurred in the establishment and development of tree plantations, including a proportion of the Group's forestry division general charges incurred in relation to the planting of trees, are deferred and capitalised to plantation development expenditure. This expenditure is charged to the income statements when the trees are harvested upon maturity.

Land Held for Property Development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Land held for property development is transferred to property development costs (under current assets) where development activities have commenced and where the development activities is expected to be completed within the Group's normal operating cycle.

Subsidiary Companies

Subsidiary companies are those companies in which the Group has power to exercise control through the power to govern the financial and operating policies of the companies so as to obtain benefits therefrom. Control is presumed to exist when the Group owns, directly or indirectly through subsidiary companies, more than one half of the voting rights of the companies.

Investments in subsidiary companies, which is eliminated on consolidation, is stated in the Company's financial statements at cost less accumulated impairment losses.

Associated Companies

An associated company is a non-subsidiary company in which the Group or the Company holds as long-term investment not less than 20% of the equity voting rights and in which the Group or the Company is in a position to exercise significant influence in its management.

Investment in associated companies is stated in the Company's financial statements at cost less any accumulated impairment losses. The Group's investment in associated companies is accounted for under the equity method of accounting based on audited or management financial statements of the associated companies made up to 30 June 2005. Under this method of accounting, the Group's interest in the post-acquisition profit or loss of the associated companies is included in the consolidated results while dividend received is reflected as a reduction of the investment in the consolidated balance sheet.

Unrealised profits and losses arising on transactions between the Group and its associated companies are eliminated to the extent of the Group's equity interest in the relevant associated companies except where unrealised losses provide evidence of an impairment of the asset transferred.

Investments

Investments in quoted and unquoted corporations are stated in both the Group's financial statements and the Company's financial statements at cost or at group cost, adjusted for accretion of interest, where applicable, less allowance for diminution in value of investments to recognise any decline, other than a temporary decline, in the value of investments.

Expenditure Carried Forward

Expenditure carried forward of the Group and of the Company comprises proprietary technology and patents, and development expenditure. Proprietary technology and patents consist of license fee which represents the acquisition cost of the design and manufacture rights while development expenditure represents expenses incurred in the development of new or substantially improved products prior to the commencement of commercial production.

Proprietary technology and patents and development expenditure are amortised systematically using the straight-line method over their estimated useful lives of between 10 and 50 years upon commencement of operations or commercial production. These expenses will be written off if future economic benefits relating to these expenses cannot be determined with reasonable certainty.

Goodwill or Negative Goodwill

Goodwill or negative goodwill represents the difference between the purchase consideration for an acquisition and the sum of the fair value of the identifiable net assets at the date of acquisition. It includes goodwill on consolidation and purchased goodwill.

Goodwill or negative goodwill is amortised/credited systematically over the period of time during which the benefits are expected to arise. However, the period of allocation does not exceed 25 years.

Property Development Activities

Property development revenue are recognised for all units sold using the percentage of completion method, by reference to the stage of completion of the property development projects at the balance sheet date as measured by the proportion that development costs incurred for work performed to-date bear to the estimated total property development costs on completion.

When the outcome of a property development activity cannot be estimated reliably, property development revenue is recognised to the extent of property development costs incurred that is probable of recovery.

Any anticipated loss on a property development project (including costs to be incurred over the defects liability period), is recognised as an expense immediately.

Inventories of unsold completed development units are stated at the lower of cost and net realisable value.

Accrued billings represent the excess of property development revenue recognised in the income statement over the billings to purchasers while advance billings represent the excess of billings to purchasers over property development revenue recognised in the income statement.

Inventories

Trading merchandise, finished goods, work-in-progress, raw materials and other products are valued at the lower of cost and net realisable value. Cost is determined principally on the 'weighted average' method. The cost of raw materials comprise the original purchase price plus cost incurred in bringing the inventories to their present locations and conditions. The cost of work-in-progress and finished goods comprise the cost of raw materials, direct labour, direct charges and an appropriate proportion of production overheads.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the 'specific identification' method.

Goods-in-transit are valued at the lower of cost and net realisable value.

Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

In arriving at net realisable value, due allowance is made for damaged, obsolete or slow moving inventories.

Construction Contracts

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that are probable of recovery. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately as an allowance for foreseeable loss.

Amount due from contract customers represents the excess of cost incurred todate and portion of profit or loss attributable to work performed todate over progress billings while amount due to contract customers represents the excess of progress billings over costs incurred todate and portion of profit or loss attributable to work performed todate.

Receivables

Trade and other receivables are stated at nominal value as reduced by the appropriate allowances for estimated irrecoverable amounts. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts while receivables considered to be uncollectible are written off.

RM Denominated Bonds ("LICB Bonds") and USD Consolidated and Rescheduled Debts ("USD Debts")

LICB Bonds and USD Debts are recorded at the net present value of debts to be settled, net of borrowing costs, if any, adjusted for accretion of interest over the period of the debts. Borrowing costs are amortised, using the straight-line method, over the period of the debts.

Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

Cash Flow Statements

The Group and the Company adopt the indirect method in the preparation of the cash flow statements.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risks of changes in value.

5. REVENUE

An analysis of revenue is as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Sales of goods	**3,904,098**	3,534,453	**–**	–
Gross rental income	**17,046**	46,863	**7,355**	7,330
Revenue from:				
Property development	**27,173**	30,781	**137**	3,418
Sales of land under development and completed property units	**1,563**	10,846	**135**	3,410
Construction contracts	**1,404**	460	**–**	–
Tuition and other related fees	**13,872**	14,442	**–**	–
Gross dividend income from:				
Subsidiary companies	**–**	–	**19,504**	6,403
Associated company (quoted in Malaysia)	**–**	–	**2,901**	–
Other investment (quoted in Malaysia)	**–**	23	**–**	23
	3,965,156	3,637,868	**30,032**	20,584

6. OTHER OPERATING INCOME/(EXPENSES) AND STAFF COSTS

Other operating income/(expenses) comprise the following:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Allowance for:				
Loss overprovided/(Foreseeable loss) on disposal of investment property	**2,005**	(17,000)	**–**	–
Diminution in value of investment in quoted shares	**(18,000)**	(10,000)	**(4,000)**	(5,000)
Doubtful trade and other receivables	**(5,990)**	(13,237)	**–**	(450)
Obsolescence of inventories	**(7,431)**	(1,286)	**–**	–
Rental of:				
Plant, machinery and equipment	**(6,761)**	(6,709)	**–**	–
Jetties and leasehold land	**(3,642)**	(3,642)	**–**	–
Premises	**(1,469)**	(1,382)	**(12)**	(70)
Premises payable to related parties	**(831)**	(861)	**–**	–
Loss on disposal of:				
Subsidiary company	**–**	–	**(5,367)**	–
Associated companies	**(893)**	–	**–**	–
Audit fees:				
Current year	**(485)**	(859)	**(39)**	(39)
Underprovision in prior year	**–**	(1)	**–**	(3)
Property, plant and equipment written off	**(114)**	(456)	**–**	–
Loss on foreign exchange:				
Realised	**(74)**	(293)	**–**	–
Unrealised	**–**	(185)	**–**	–
Expenditure carried forward written off	**–**	(7,163)	**–**	–
Impairment loss on property, plant and equipment	**–**	(3,448)	**–**	–
Provision for compensation on late delivery	**–**	(597)	**–**	(597)
Gain on foreign exchange:				
Realised	**2,972**	2,137	**–**	–
Unrealised	**498**	2,077	**–**	–
Allowance no longer required for:				
Obsolescence of inventories	**13,795**	–	**–**	–
Cost to completion for property development projects	**416**	1,140	**–**	–
Doubtful trade and other receivables	**1,875**	811	**–**	–
Reversal of Group's share of net liabilities of a subsidiary company under liquidation	**9,421**	–	**–**	–
Gain on disposal of:				
Property, plant and equipment	**1,784**	911	**68**	–
Quoted investment	**–**	42	**–**	–
Interest income from Housing Development Accounts	**354**	249	**199**	148
Bad receivables recovered	**192**	35	**–**	–
Reversal of impairment losses on investment in subsidiary companies	**–**	–	**–**	22,000

Staff costs include salaries, bonuses, contributions for defined contribution plans and all other staff related expenses, excluding Directors' remuneration (Note 7). Contribution for defined contribution plans by the Group and the Company amounted to RM17,219,000 (2004: RM23,923,000) and RM625,000 (2004: RM519,000) respectively.

7. DIRECTORS' REMUNERATION

Directors' remuneration of the Group and of the Company classified by executive and non-executive Directors are as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Executive Director:				
Fee	**20**	20	**20**	20
Salary and bonus	**525**	420	**525**	420
Defined contribution plans	**71**	59	**71**	59
	616	499	**616**	499
Non-executive Directors:				
Fees	**188**	204	**188**	172
Salary, bonuses and allowances	**134**	849	**24**	24
Defined contribution plans	**13**	94	–	–
	335	1,147	**212**	196
Total	**951**	1,646	**828**	695

The estimated monetary value of benefits-in-kind received and receivable by the executive Director otherwise than in cash from the Group and the Company amounted to RM71,000 (2004: RM68,000).

8. FINANCE COSTS

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Interest expense on:				
Term loans	**94,508**	107,098	–	–
LICB Bonds and USD Debts	**27,712**	28,870	**31,425**	33,547
Bills payable	**10,388**	7,889	–	–
Bank overdrafts	**1,524**	2,252	–	–
Lease and hire-purchase	**194**	119	**21**	–
Advances from subsidiary companies	–	–	**2,263**	2,892
Related parties	–	63	–	14
Others	**5,685**	7,615	**1,875**	1,876
	140,011	153,906	**35,584**	38,329

9. INCOME FROM OTHER INVESTMENTS

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Interest income from:				
Investment in unquoted bonds	**9,716**	10,112	**2,894**	2,848
Fixed deposits	**4,396**	8,222	**392**	203
Subsidiary companies	**–**	–	**10,112**	12,968
Related parties	**13,526**	10,283	**4,091**	3,466
Deferment of redemption of investment in unquoted preference shares (Note 20)	**10,300**	3,753	**10,300**	3,753
Others	**1,432**	1,672	**46**	85
	39,370	34,042	**27,835**	23,323

10. LOSS ON DISPOSAL OF INVESTMENTS FOR DEBT SETTLEMENT

During the financial year, Amsteel Mills Sdn Bhd, a 99% owned subsidiary company of the Company, completed its proposal to offer its scheme creditors the opportunity to tender their debts for cancellation in consideration for shares in Amsteel Corporation Berhad (included in long-term investments) and Lion Diversified Holdings Berhad (included in investment in associated companies) pursuant to the GWRS implemented by the Group in 2003. Certain amount of cash was also included as part of the tender exercise. The loss arising from disposal of investments for the settlement of debts pursuant to this exercise is as follows:

	The Group	
	2005 RM'000	2004 RM'000
At carrying values:		
Investment in an associated company	**65,199**	–
Long-term investments	**84,710**	–
Cash	**20,679**	–
	170,588	–
Debts cancelled	**123,544**	–
Loss	**(47,044)**	–

11. INCOME TAX (EXPENSE)/CREDIT

Income tax (expense)/credit for the Group and the Company consists of:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Current estimated tax payable:				
Current year:				
Malaysian	**(20,015)**	(25,599)	**(2,448)**	(3,275)
Foreign	**(41)**	(6,291)	**-**	-
Over/(Under)provision in prior years	**6,843**	(5)	**6,496**	328
Deferred taxation:				
Current year:				
Malaysian (Note 21)	**(34,670)**	(62,442)	**-**	-
	(47,883)	(94,337)	**4,048**	(2,947)
Share in income tax expense of associated companies	**(13,152)**	(4,052)	**-**	-
	(61,035)	(98,389)	**4,048**	(2,947)

A reconciliation of income tax credit/(expense) applicable to profit before tax at the statutory income tax rate to income tax credit/(expense) at the effective income tax rate of the Group and of the Company is as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Profit before tax	**396,261**	573,777	**2,070**	9,142
Taxation at statutory tax rate of 28% (2004: 28%)	**(110,954)**	(160,658)	**(580)**	(2,560)
Effect of different tax rates in other countries	**606**	1,321	**-**	-
Income not subject to tax	**67,248**	100,248	**2,648**	6,160
Expenses not deductible for tax purposes	**(30,953)**	(37,155)	**(4,516)**	(6,875)
Deferred tax asset not recognised	**(9,896)**	(2,140)	**-**	-
Reversal of deferred tax asset not previously recognised	**16,071**	-	**-**	-
Over/(Under)provision in prior years	**6,843**	(5)	**6,496**	328
Income tax (expense)/credit	**(61,035)**	(98,389)	**4,048**	(2,947)

As of 30 June 2005, the Company has tax exempt income account amounting to approximately RM21,170,000 (2004: RM21,170,000) arising from waiver of tax payable on chargeable income earned in 1999 under the Income Tax (Amendment) Act, 1999 which, subject to agreement with the tax authorities, is available for distribution as tax exempt dividends. As of 30 June 2005, the Company has not distributed any of its tax exempt income as tax exempt dividends.

12. EARNINGS PER ORDINARY SHARE

Basic

Earnings per ordinary share for the Group is computed based on the profit after tax and minority interests of RM327,565,000 (2004: RM336,224,000) and the weighted average number of ordinary shares in issue during the financial year of 687,679,000 (2004: 679,235,000).

	2005 '000	2004 '000
Weighted average number of ordinary shares:		
Issued shares at beginning of year	**679,235**	679,235
Effect of the exercise of ESOS	**8,444**	–
	687,679	679,235

Diluted

The diluted earnings per ordinary share in 2005 has not been presented as the exercise period for the Company's ESOS lapsed on 14 May 2005.

For 2004, the diluted earning per ordinary share was not disclosed as the options over 19,069,000 unissued ordinary shares of RM1.00 each granted to eligible employees pursuant to the Company's ESOS have no dilutive effect as the exercise price is above the average market value of the Company's shares during the financial year ended 30 June 2004.

13. PROPERTY, PLANT AND EQUIPMENT

The Group
2005

	COST						
	At beginning of year RM'000	Additions RM'000	Disposals RM'000	Effect of disposal and liquidation of subsidiary companies RM'000	Write-offs RM'000	Reclassification RM'000	At end of year RM'000
Freehold land	73,162	–	(33)	–	–	–	73,129
Freehold buildings	224,672	149	(77)	–	–	–	224,744
Leasehold land and buildings under long lease	322,022	49,640	(109)	–	–	–	371,553
Leasehold land and buildings under short lease	109,389	7,578	(1,130)	(10,443)	–	5,963	111,357
Other buildings and improvements	80	–	(80)	–	–	–	–
Pulp and paper mill	768,464	–	–	–	–	–	768,464
Plant, machinery and equipment	1,386,057	98,503	(351)	(26,393)	(884)	70,813	1,527,745
Housing colony and infrastructures	115,091	559	–	–	–	769	116,419
Jetty and access roads	100,380	454	–	–	–	–	100,834
Motor vehicles	19,111	3,575	(2,479)	(1,247)	(3)	–	18,957
Furniture and office equipment	64,130	4,009	(298)	(956)	(596)	157	66,446
Computer equipment	3,872	1,419	(2)	(188)	(531)	–	4,570
Renovations	4,911	–	(17)	(44)	(158)	–	4,692
Construction work-in-progress	120,148	95,623	–	(67)	(1)	(77,702)	138,001
Total	3,311,489	261,509	(4,576)	(39,338)	(2,173)	–	3,526,911

(Forward)

The Group

	ACCUMULATED DEPRECIATION						
	At beginning of year RM'000	Charge for the year RM'000	Disposals RM'000	Effect of disposal and liquidation of subsidiary companies RM'000	Write-offs RM'000	Reclassi-fication RM'000	At end of year RM'000
Freehold buildings	9,142	12,772	–	–	–	–	21,914
Leasehold land and buildings under long lease	106,063	7,627	(16)	–	–	–	113,674
Leasehold land and buildings under short lease	37,974	9,817	(532)	(1,433)	–	(39)	45,787
Other buildings and improvements	50	–	(50)	–	–	–	–
Pulp and paper mills	385,857	16,608	–	–	–	–	402,465
Plant, machinery and equipment	508,040	74,721	(255)	(15,246)	(785)	2	566,477
Housing colony and infrastructures	55,899	4,600	–	–	–	37	60,536
Jetty and access roads	54,639	4,123	–	–	–	–	58,762
Motor vehicles	14,074	1,812	(2,477)	(948)	(3)	–	12,458
Furniture and office equipment	53,941	2,956	(270)	(835)	(592)	22	55,222
Computer equipment	3,296	205	(1)	(160)	(531)	(22)	2,787
Renovations	3,533	375	(17)	(7)	(148)	–	3,736
Total	1,232,508	135,616	(3,618)	(18,629)	(2,059)	–	1,343,818

	ACCUMULATED IMPAIRMENT LOSSES				NET BOOK VALUE		
	At beginning of year RM'000	Charge for the year RM'000	At end of year RM'000	Impairment losses for 2004 RM'000	At beginning of year RM'000	At end of year RM'000	Depreciation charge for 2004 RM'000
Freehold land	–	–	–	–	73,162	73,129	–
Freehold buildings	–	–	–	–	215,530	202,830	3,644
Leasehold land and buildings under long lease	–	–	–	–	215,959	257,879	7,774
Leasehold land and buildings under short lease	–	–	–	–	71,415	65,570	9,672
Other buildings and improvements	–	–	–	–	30	–	1
Pulp and paper mills	3,448	–	3,448	3,448	379,159	362,551	16,605
Plant, machinery and equipment	6,424	–	6,424	–	871,593	954,844	101,235
Housing colony and infrastructures	–	–	–	–	59,192	55,883	4,591
Jetty and access roads	–	–	–	–	45,741	42,072	4,098
Motor vehicles	–	–	–	–	5,037	6,499	2,663
Furniture and office equipment	–	–	–	–	10,189	11,224	4,529
Computer equipment	–	–	–	–	576	1,783	215
Renovations	–	–	–	–	1,378	956	435
Construction work-in-progress	–	–	–	–	120,148	138,001	–
Total	9,872	–	9,872	3,448	2,069,109	2,173,221	155,462

(Forward)

The Company
2005

	COST			
	At beginning of year RM'000	Additions RM'000	Disposals RM'000	At end of year RM'000
Leasehold land and buildings under long lease	123,662	888	–	124,550
Plant, machinery and equipment	2,105	–	–	2,105
Motor vehicles	518	1,058	(200)	1,376
Furniture and office equipment	1,294	13	–	1,307
Computer equipment	1,047	91	–	1,138
Renovations	3,826	–	–	3,826
Total	132,452	2,050	(200)	134,302

	ACCUMULATED DEPRECIATION				NET BOOK VALUE		
	At beginning of year RM'000	Change for the year RM'000	Disposals RM'000	At end of year RM'000	At beginning of year RM'000	At end of year RM'000	Depreciation charge for 2004 RM'000
Leasehold land and buildings under long lease	24,552	2,555	-	27,107	99,110	97,443	2,377
Plant, machinery and equipment	2,105	–	-	2,105	–	–	–
Motor vehicles	394	76	(200)	270	124	1,106	15
Furniture and office equipment	1,101	61	-	1,162	193	145	81
Computer equipment	650	111	-	761	397	377	108
Renovations	2,672	336	-	3,008	1,154	818	368
Total	31,474	3,139	(200)	34,413	100,978	99,889	2,949

Current additions to property, plant and equipment of the Group include finance costs amounting to RM7,522,000 (2004: RM Nil).

Included in property, plant and equipment of the Group and of the Company are motor vehicles acquired under lease and hire-purchase arrangements with net book values of RM4,592,000 (2004: RM2,926,000) and RM996,000 (2004: RM Nil) respectively.

As of 30 June 2005, the titles to all parcels of leasehold land of the Company and certain parcels of freehold and leasehold land of subsidiary companies with carrying values totalling RM105.6 million (2004: RM101.9 million) have not been registered in the name of the Company and the respective subsidiary companies.

As of 30 June 2005, the leasehold land of the Company and property, plant and equipment of certain subsidiary companies with carrying values totalling RM1,204.9 million (2004: RM1,199.2 million) have been pledged as security for borrowings, LICB Bonds and USD Debts (Notes 34 to 36).

The depreciation charge is allocated as follows:

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Income statements	**132,621**	152,851	**3,139**	2,949
Inventories (Note 24)	**2,670**	2,178	**–**	–
Plantation development expenditure (Note 16)	**325**	433	**–**	–
	135,616	155,462	**3,139**	2,949

14. INVESTMENT PROPERTY

Investment property of the Group in 2004 represents a commercial shopping complex erected thereon belonging to a subsidiary company which was disposed of during the financial year.

	The Group 2004 RM'000
Freehold land and building – at valuation	189,000
Revaluation deficit	(62,685)
	126,315
Allowance for foreseeable loss on disposal of investment property	(17,000)
	109,315

The revaluation deficit in 2004 arose as a result of the following:

	Revaluation Reserve RM'000	Tax Effect (Note 21) RM'000	Total RM'000
Revaluation exercise	9,500	500	10,000
Proposed disposal	50,051	2,634	52,685
	59,551	3,134	62,685

The freehold land and building was revalued as of 31 March 2004 by the Directors based on valuation carried out by Mr P'ng Soo Theng, a registered valuer of CH Williams Talhar & Wong Sdn Bhd using the "open market value" basis. The deficit amounting to RM9,500,000 (net of tax effect of RM500,000) was debited to revaluation reserve account.

As reported in the previous year's financial statements, the Group proposed to dispose of its investment property. The carrying amount of the investment property as of 30 June 2004 exceeded the estimated cash consideration for the said proposed disposal. Accordingly, a further revaluation deficit of RM50,051,000 (net of tax effect of RM2,634,000) was debited to revaluation reserve account to reverse the previous revaluation surplus and an allowance for foreseeable loss on disposal of RM17,000,000 was charged to the income statement of the Group in 2004.

The investment property of the Group was charged as security for borrowings, LICB Bonds and USD Debts (Notes 34 to 36).

15. FOREST CONCESSIONS

	The Group	
	2005	**2004**
	RM'000	**RM'000**
At cost:		
Forest concessions	**388,200**	388,200
Cumulative amortisation:		
At beginning of year	**(76,472)**	(65,676)
Amortisation for the year	**(10,796)**	(10,796)
At end of year	**(87,268)**	(76,472)
Net	**300,932**	311,728

The forest concessions consist of two forest areas with a total area of 276,623 hectares. The values attributable to the concessions of 158,623 hectares and 118,000 hectares are RM131,200,000 and RM257,000,000 respectively. The 158,623 hectares and 118,000 hectares of concession are amortised evenly over their estimated useful lives of 16 years and 99 years, respectively.

16. PLANTATION DEVELOPMENT EXPENDITURE

	The Group	
	2005	**2004**
	RM'000	**RM'000**
At cost:		
At beginning of year	**145,221**	137,377
Additions for the year	**6,137**	7,844
At end of year	**151,358**	145,221
Cumulative amortisation:		
At beginning of year	**(4,397)**	(4,316)
Amortisation for the year	**(102)**	(81)
At end of year	**(4,499)**	(4,397)
Net	**146,859**	140,824

Charges to plantation development expenditure during the financial year include depreciation of property, plant and equipment amounting to RM325,000 (2004: RM433,000).

Current amortisation of RM102,000 (2004: RM81,000) has been charged to inventories.

17. LAND HELD FOR PROPERTY DEVELOPMENT AND PROPERTY DEVELOPMENT COSTS

(a) Land Held for Property Development

	The Group		The Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
At beginning of year:				
Land costs	**63,613**	63,759	**53**	199
Development costs	**12,060**	11,974	**58**	237
	75,673	75,733	**111**	436
Costs incurred during the year:				
Land costs	**2,828**	–	**–**	–
Development costs	**–**	270	**–**	5
	2,828	270	**–**	5
Accumulated impairment losses:				
At beginning of year	**(23,975)**	(23,975)	**–**	–
Transfer to property development costs	**2,344**	–	**–**	–
	(21,631)	(23,975)	**–**	–
Disposal of land held for property development	**–**	(330)	**–**	(330)
Transfer to property development costs	**(2,655)**	–	**–**	–
	54,215	51,698	**111**	111

(b) **Property Development Costs**

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Property development costs at beginning of year:				
Land costs	**18,573**	21,383	**512**	3,141
Development costs	**69,488**	85,042	**3,773**	33,639
	88,061	106,425	**4,285**	36,780
Costs incurred during the year:				
Land costs	**–**	252	**–**	150
Development costs	**13,305**	22,106	**4**	3,635
	13,305	22,358	**4**	3,785
Transfer from land held for property development	**2,655**	–	**–**	–
	104,021	128,783	**4,289**	40,565
Costs recognised as expenses in income statement:				
Previous years	**(35,268)**	(52,926)	**(4,152)**	(37,873)
Current year	**(15,580)**	(18,578)	**(137)**	(2,515)
Eliminated due to completion of projects	**26,771**	36,236	**4,289**	36,236
	(24,077)	(35,268)	**–**	(4,152)
Accumulated impairment losses:				
At beginning of year	**(10,152)**	(11,480)	**–**	–
Transfer from land held for property development	**(2,344)**	–	**–**	–
Transfer to completed units	**1,139**	1,328	**–**	–
Eliminated due to completion of projects	**3,572**	–	**–**	–
	(7,785)	(10,152)	**–**	–
Costs eliminated during the year due to completion of projects	**(30,343)**	(36,236)	**(4,289)**	(36,236)
Transfer to inventories	**(4,432)**	(2,893)	**–**	(43)
Net	**37,384**	44,234	**–**	134

As of 30 June 2005, certain parcels of land of the Group with carrying values totalling RM39.5 million (2004: RM39.5 million) have been charged as security for LICB Bonds and USD Debts (Note 35).

As of 30 June 2005, the titles to certain parcels of land held for development of the Group with carrying values totalling RM5.0 million (2004: RM5.7 million) have yet to be registered in the name of the subsidiary companies.

18. INVESTMENT IN SUBSIDIARY COMPANIES

	The Company 2005 RM'000	The Company 2004 RM'000
Shares quoted in Malaysia:		
At cost	**139,837**	139,837
Unquoted shares in Malaysia:		
At cost	**292,335**	297,702
Accumulated impairment losses	**(146,241)**	(146,241)
	146,094	151,461
Total	**285,931**	291,298
Market value of quoted shares	**99,541**	110,019

As mentioned in Note 2(a), the Company disposed of its entire equity interest in a subsidiary company, Lion Klang Parade Bhd, during the financial year.

On 29 November 2004, the Company announced the completion of the voluntary liquidation of Huangshi Heilen Pharmaceutical Co Ltd.

The Company had also on 23 March 2005 announced the commencement of the voluntary liquidation proceedings of Tianjin Hua Shi Auto Meter Co Ltd.

The effects on the abovementioned disposal of Lion Klang Parade Bhd and liquidation of Tianjin Hua Shi Auto Meter Co Ltd on the financial results of the Group for the financial year are as follows:

	Disposal/Liquidation (Unaudited) (Up to the date of disposal and liquidation) 2005 RM'000	Disposal/Liquidation (Audited) 2004 RM'000
Revenue	**11,495**	24,211
Operating expenses	**(7,600)**	(33,872)
Profit/(Loss) from operations	**3,895**	(9,661)
Finance costs	**(127)**	(384)
Profit/(Loss) before tax	**3,768**	(10,045)
Income tax credit	**-**	246
Profit/(Loss) after tax	**3,768**	(9,799)
Minority interests	**1,070**	8,324
Net profit/(loss) attributable to shareholders of the Company	**4,838**	(1,475)

The effects of the abovementioned disposal and liquidation on the financial position of the Group as of 30 June 2005 are as follows:

	Disposal/Liquidation (Unaudited) (At the dates of disposal and liquidation) 2005 RM'000	Disposal/Liquidation (Audited) 2004 RM'000
Property, plant and equipment	**20,709**	21,419
Investment property	**109,315**	109,315
Expenditure carried forward	**1,852**	1,893
Inventories	**3,209**	2,978
Trade receivables	**339**	4,888
Other receivables, deposits and prepayments	**4,429**	6,349
Deposits, cash and bank balances	**1,929**	2,502
Trade payables	**(6,744)**	(7,908)
Other payables, deposits and accruals	**(15,116)**	(16,113)
Short-term borrowings	**(5,967)**	(5,967)
Minority interests	**(3,604)**	(4,675)
Net assets	**110,351**	114,681

In 2004, Lion Diversified Holdings Berhad ("LDHB"), a former subsidiary company of the Company, completed its corporate exercises on 1 June 2004. As part of LDHB's corporate exercises, LDHB disposed of 50% equity interests in its subsidiary companies which were principally involved in the brewery operations in January 2004. Upon disposal, these subsidiary companies became associated companies of LDHB.

Also, upon completion of the corporate exercises undertaken by LDHB, the Group's equity interest in LDHB was diluted from 59% to 45%. Consequently, LDHB and its subsidiary companies ceased to be subsidiary companies of the Group. LDHB became an associated company of the Group in 2004.

The effects of the abovementioned disposal and dilution on the financial results of the Group for 2004 are as follows:

	Disposal/ Dilution (Unaudited) (Up to the dates of disposal and dilution) 2004 RM'000
Revenue	405,080
Operating expenses	(363,935)
Profit from operations	41,145
Finance costs	(8,952)
Profit before tax	32,193
Income tax expense	(17,378)
Profit after tax	14,815
Minority interests	(10,331)
Net profit attributable to shareholders of the Company	4,484

The effects of the abovementioned disposal and dilution on the financial position of the Group as of 30 June 2004 are as follows:

	(Unaudited) (At the date of disposal) 2004 RM'000	(Unaudited) (At the date of dilution) 2004 RM'000
Property, plant and equipment	685,591	5,630
Investment in associated companies	53,097	405,390
Long-term investments	–	33,762
Expenditure carried forward	29,123	–
Goodwill on consolidation	4,206	30
Inventories	115,550	11,869
Short-term investments	–	6,209
Trade receivables	43,111	718
Other receivables, deposits and prepayments	113,644	236,183
Deposits, cash and bank balances	70,571	207,207
Trade payables	(69,575)	(1,155)
Other payables, deposits and accruals	(344,734)	(204,030)
Short-term borrowings	(42,863)	–
Tax liabilities	(6,276)	(13,764)
Long-term borrowings	(57,538)	–
Net assets	593,907	688,049
Negative goodwill	–	(46,514)
Minority interests	(229,531)	(278,685)
	364,376	362,850
Reclassified to investment in associated companies	(180,454)	(317,207)
Loss on dilution recognised in reserve		45,643
Cost of disposal	183,922	
Proceeds from disposal	(498,528)	
Gain on disposal recognised in income statement	314,606	

19. INVESTMENT IN ASSOCIATED COMPANIES

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
At cost:				
Quoted investments	**292,150**	296,971	**33,213**	33,213
Unquoted investments	**96,019**	109,694	**–**	–
	388,169	406,665	**33,213**	33,213
Share in post-acquisition results	**91,052**	(52,488)	**–**	–
	479,221	354,177	**33,213**	33,213
Market value of quoted investments	**314,884**	219,643	**100,952**	61,500

The carrying value of the Group's investment in associated companies is represented by:

	The Group	
	2005	2004
	RM'000	RM'000
Share of net assets (excluding goodwill)	**429,847**	321,567
Share of goodwill of associated companies	**66,700**	78,600
	496,547	400,167
Premium on acquisition	**524**	524
	497,071	400,691
Negative goodwill on acquisition	**(17,850)**	(46,514)
	479,221	354,177

Included in the investment in associated companies is cumulative exchange gain of RM23.80 million (2004: RM29.85 million) arising on year end translation of investment in foreign associated companies.

As of 30 June 2005, certain investment in associated companies of the Group with carrying values totalling RM Nil (2004: RM4.8 million) have been charged as security for borrowings, LICB Bonds and USD Debts (Notes 34 to 36).

The Group's share in losses of certain associated companies have been recognised to the extent of the carrying amount of the investments. The cumulative and current year's unrecognised share of losses amounted to RM22.8 million (2004: RM15.0 million) and RM7.8 million (2004: RM7.5 million) respectively.

20. LONG-TERM INVESTMENTS

	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Shares quoted in Malaysia:				
At cost				
Former ultimate holding company	**56,190**	140,899	**37,302**	37,302
Former other related companies/parties	**9,413**	9,413	**1,728**	1,728
Others	**279**	280	**9**	9
	65,882	150,592	**39,039**	39,039
Allowance for diminution in value of investments	**(43,000)**	(25,000)	**(24,000)**	(20,000)
	22,882	125,592	**15,039**	19,039
Shares quoted outside Malaysia:				
At cost	**56**	56	**56**	56
Unquoted investments:				
At cost				
Ordinary shares	**33,337**	33,097	**400**	400
Preference shares	**30,520**	40,613	**30,520**	40,613
RCCPS*	**6,700**	6,700	**–**	–
RCULS**	**4,778**	4,778	**–**	–
	75,335	85,188	**30,920**	41,013
Redeemable within one year (Note 26)	**(30,520)**	–	**(30,520)**	–
	44,815	85,188	**400**	41,013
Allowance for diminution in value of investments	**(227)**	(227)	**–**	–
	44,588	84,961	**400**	41,013
Unquoted bonds (at cost, adjusted for accretion of interest) issued by:				
Former ultimate holding company	**74,847**	72,106	**39,363**	37,603
Former other related company	**109,425**	107,026	**–**	–
	184,272	179,132	**39,363**	37,603
Redeemable within one year (Note 26)	**(9,470)**	(32,839)	**(2,383)**	(4,639)
	174,802	146,293	**36,980**	32,964
Total	**242,328**	356,902	**52,475**	93,072
Market value of quoted shares	**13,163**	30,485	**7,219**	8,050

* Represents redeemable cumulative convertible preference shares issued by a former related company.

** Represents redeemable convertible unsecured loan stocks issued by LDHB.

Certain of the Group's investments with carrying values totalling RM276.8 million (2004: RM384.2 million) have been charged as security for borrowings, LICB Bonds and USD Debts (Notes 34 to 36).

The unquoted preference shares represent the 5-year cumulative redeemable preference shares of RM0.01 each ("RPS") in Likom Computer System Sdn Bhd ("LCS"), a related party of the Company.

Pursuant to a deferment agreement dated 12 March 2004 made between the Company and LCS, the redemption date for the remaining 41,613,000 RPS was deferred to 28 June 2005. As of 30 June 2005, LCS had redeemed a total of 13,092,600 of the 43,613,000 RPS initially held by the Company.

On 24 June 2005, the Company entered into another agreement with LCS to extend the redemption date for the remaining 30,520,400 RPS held by the Company from 28 June 2005 up to 28 December 2005 ("Extension of Time"). Accordingly, the RPS has been reclassified as short-term investment (Note 26).

The Extension of Time was secured by the following securities:

(i) Existing charge over 175,000 ordinary shares of RM1 each fully paid-up in the share capital of Ributasi Holdings Sdn Bhd belonging to a related party.

(ii) Existing charge over the remaining landed properties belonging to a related party with a value of approximately RM8.29 million.

(iii) Existing charge over the remaining RM12.29 million nominal value LDHB irredeemable convertible unsecured loan stocks and 10.062 million ordinary shares of RM0.50 each in LDHB.

(iv) Existing charge over the escrow account in favour of the Company in which any benefits or entitlements arising from (i) to (iii) above shall be deposited.

(v) Undertaking by Amble Bond Sdn Bhd, the holding company of LCS, in favour of the Company to cause the redemption of the remaining RPS and payment of the accrued interest by LCS on or before 28 December 2005.

(vi) Guarantee by Tan Sri William H.J. Cheng.

The investment in unquoted bonds of the Company and of certain subsidiary companies bear a yield to maturity of 7.75% and 4.75% (2004: 7.75% and 4.75%) per annum respectively.

The currency exposure profile of long-term investments is as follows:

	The Group		The Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Ringgit Malaysia	**209,558**	324,426	**52,419**	93,016
Renminbi	**32,714**	32,420	**–**	–
Singapore Dollar	**56**	56	**56**	56
	242,328	356,902	**52,475**	93,072

21. DEFERRED TAX ASSETS/LIABILITIES

Deferred Tax Assets

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
At beginning of year	**33,457**	33,185	**–**	–
Transfer from/(to) income statement (Note 11)	**(38)**	272	**–**	–
At end of year	**33,419**	33,457	**–**	–

The above deferred tax assets represent the tax effects on the unabsorbed capital allowances and unutilised tax losses of certain subsidiary companies.

As of 30 June 2005, the Group has unrecognised deferred tax assets totalling RM720 million (2004: RM710 million) in respect of the unutilised tax losses and unabsorbed capital allowances of certain subsidiary companies. This amount has not been recognised in the financial statements in view of the uncertainty of their recoverability.

The unabsorbed capital allowances and unutilised tax losses claimed are subject to the agreement with the tax authorities.

Deferred Tax Liabilities

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
At beginning of year	**107,443**	47,863	**3,036**	3,036
Transfer from income statement (Note 11)	**34,632**	62,714	**–**	–
Revaluation reserve (Note 14)	**–**	(3,134)	**–**	–
At end of year	**142,075**	107,443	**3,036**	3,036

The deferred tax liabilities represent the tax effects of the following:

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Temporary differences arising from:				
Group's acquisition cost over tax base cost of certain development properties	**2,882**	2,882	**–**	–
Property, plant and equipment	**139,297**	111,336	**3,036**	3,036
Others	**(104)**	(364)	**–**	–
Unabsorbed capital allowances and unutilised tax losses	**–**	(6,411)	**–**	–
	142,075	107,443	**3,036**	3,036

22. EXPENDITURE CARRIED FORWARD

	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
At cost:				
At beginning of year	**20,169**	77,865	**1,463**	1,463
Addition during the year	**3**	1,635	**–**	–
Translation difference	**–**	4	**–**	–
Disposal/liquidation of subsidiary companies	**(16,164)**	(50,302)	**–**	–
Write-offs	**(1,323)**	(9,033)	**(1,323)**	–
At end of year	**2,685**	20,169	**140**	1,463
Cumulative amortisation:				
At beginning of year	**(15,325)**	(28,246)	**(1,323)**	(1,323)
Amortisation for the year	**(2,094)**	(10,126)	**–**	–
Translation difference	**–**	(2)	**–**	–
Disposal/liquidation of subsidiary companies	**14,312**	21,179	**–**	–
Write-offs	**1,323**	1,870	**1,323**	–
At end of year	**(1,784)**	(15,325)	**–**	(1,323)
Net	**901**	4,844	**140**	140

23. GOODWILL

	The Group 2005 RM'000	The Group 2004 RM'000
At cost:		
At beginning of year	**499,394**	505,242
Disposal of subsidiary companies	**–**	(5,796)
Effect on dilution of subsidiary companies	**–**	(52)
At end of year	**499,394**	499,394
Cumulative amortisation:		
At beginning of year	**(167,156)**	(148,651)
Amortisation for the year	**(19,985)**	(20,117)
Disposal of subsidiary companies	**–**	1,590
Effect on dilution of subsidiary companies	**–**	22
At end of year	**(187,141)**	(167,156)
Net	**312,253**	332,238

24. INVENTORIES

Inventories consist of the following:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Property:				
Completed units for sale (net of provision for write down of RM4,266,000 (2004: RM1,771,000) for the Group)	**10,696**	6,416	**43**	43
Products at cost:				
Raw materials	**453,529**	386,463	**–**	–
Work-in-progress	**6,090**	13,067	**–**	–
Finished goods	**310,344**	183,907	**–**	–
General and consumable stores	**124,003**	94,385	**–**	–
Engineering spares	**37,632**	35,352	**–**	–
Trading merchandise	**9,191**	29,185	**–**	–
Goods-in-transit	**123,970**	72,512	**–**	–
	1,064,759	814,871	**–**	–
Less: Allowance for inventories obsolescence	**(7,707)**	(9,442)	**–**	–
	1,057,052	805,429	**–**	–
Net	**1,067,748**	811,845	**43**	43

Certain of the Group's inventories with carrying values totalling RM659.9 million (2004: RM488.8 million) have been charged as security for short-term borrowings (Note 34) and long-term borrowings (Note 36) obtained by the Group.

Charges to inventories include depreciation of property, plant and equipment of RM2,670,000 (2004: RM2,178,000) and amortisation of plantation development expenditure of RM102,000 (2004: RM81,000).

25. AMOUNT DUE BY/(TO) CONTRACT CUSTOMERS

Amount due by/(to) contract customers (denominated in Ringgit Malaysia), pertaining to subsidiary companies, consist of the following:

	The Group	
	2005 RM'000	2004 RM'000
Contract cost	**663,107**	660,128
Profit attributable to work performed todate	**23,066**	22,919
Total	**686,173**	683,047
Progress billings	**(685,122)**	(682,033)
Amount due by contract customers	**1,051**	1,014
Contract cost	**96,435**	178,474
Profit attributable to work performed todate	**3,021**	5,142
Total	**99,456**	183,616
Progress billings	**(100,638)**	(184,567)
Amount due to contract customers	**(1,182)**	(951)

As of 30 June 2005, retentions held by customers for contract works amounted to RM3,726,000 (2004: RM4,286,000).

26. SHORT-TERM INVESTMENTS

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Redeemable within one year (Note 20):				
Preference shares	**30,520**	–	**30,520**	–
Unquoted bonds	**9,470**	32,839	**2,383**	4,639
Total	**39,990**	32,839	**32,903**	4,639

The short-term investments are denominated in Ringgit Malaysia.

27. TRADE RECEIVABLES

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Trade receivables	**523,732**	436,158	**808**	2,255
Less: Allowance for doubtful receivables	**(8,167)**	(20,202)	**–**	–
	515,565	415,956	**808**	2,255
Retention monies	**3,726**	4,286	**–**	–
	519,291	420,242	**808**	2,255
Lease, hire-purchase and loan receivables	**–**	18,190	**–**	–
Less: Allowance for doubtful receivables	**–**	(18,190)	**–**	–
	–	–	**–**	–
	519,291	420,242	**808**	2,255

The credit period granted to the trade receivables range from cash term to 90 days (2004: cash term to 90 days).

An allowance of RM8,167,000 (2004: RM20,202,000) for the Group has been made for estimated irrecoverable amounts. This allowance has been determined by reference to past default experience.

The currency exposure profile of trade receivables is as follows:

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Ringgit Malaysia	**503,152**	398,249	**808**	2,255
United States Dollar	**15,226**	13,587	**–**	–
Renminbi	**913**	8,057	**–**	–
Singapore Dollar	**–**	349	**–**	–
	519,291	420,242	**808**	2,255

As of 30 June 2005, the receivables of the Group amounting to RM261.1 million (2004: RM196.8 million) have been charged as security, by way of floating charge, for borrowings obtained by the Group (Notes 34 to 36).

The Group has no significant concentration of credit risks that may arise from exposure to a single customer or to groups of customers.

28. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Other receivables	**176,599**	182,993	**72,424**	89,504
Less: Allowance for doubtful receivables	**(10,498)**	(47,345)	**(1,037)**	(31,261)
	166,101	135,648	**71,387**	58,243
Tax recoverable	**28,520**	5,334	**4,290**	–
Refundable deposits	**8,580**	8,818	**834**	831
Prepayments	**57,066**	142,402	**1,057**	848
	260,267	292,202	**77,568**	59,922

As of 30 June 2005, the other receivables, deposits and prepayments of the Group with carrying value of RM71.1 million (2004: RM134.4 million) have been charged as security for short-term borrowings (Note 34) and long-term borrowings (Note 36) obtained by the Group.

The currency exposure profile of other receivables, deposits and prepayments is as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**253,022**	268,268	**77,568**	54,112
Renminbi	**7,245**	23,934	**–**	5,810
	260,267	292,202	**77,568**	59,922

29. RELATED COMPANY TRANSACTIONS

(a) Amount owing by/to subsidiary companies

Amount owing by/to subsidiary companies comprises:

	The Company	
	2005	**2004**
	RM'000	**RM'000**
Amount owing by subsidiary companies	**1,298,480**	1,397,294
Less: Allowance for doubtful receivables	**(110,088)**	(110,088)
	1,188,392	1,287,206
Amount owing to subsidiary companies	**252,342**	246,202

The amounts owing by/to subsidiary companies arose mainly from inter-company advances, novation of debts, interest and dividend receivable and payable.

The amount owing by subsidiary companies are either interest-free or bear interest at 1% or 8% (2004: either interest-free or bear interest at 1% or 8%) per annum and have no fixed repayment terms.

In 2004, the amount owing by a subsidiary company under liquidation of RM5,810,000 (net of allowance for doubtful receivables) was included in other receivables, deposits and prepayments (Note 28). The amount was written off upon the liquidation of the said subsidiary company during the financial year.

The amount owing to subsidiary companies are either interest-free or bear interest at 1% or 8% (2004: either interest-free or bear interest at 1% or 8%) per annum and have no fixed repayment terms.

The currency exposure profile of balances owing by subsidiary companies is as follows:

	The Company	
	2005	**2004**
	RM'000	**RM'000**
Ringgit Malaysia	**1,095,352**	1,192,447
Singapore Dollar	**92,971**	92,971
Renminbi	**69**	1,788
	1,188,392	1,287,206

The currency exposure profile of balances owing to subsidiary companies is as follows:

	The Company	
	2005	2004
	RM'000	RM'000
Ringgit Malaysia	**195,612**	189,393
United States Dollar	**56,730**	56,809
	252,342	246,202

(b) Amount owing by an associated company

The amount owing by an associated company arose from advances. It is denominated in Renminbi, interest-free (2004: interest-free) and has no fixed repayment terms.

(c) Financing of up to RM100 million to Amsteel Mills Sdn Bhd

The Company obtained the approval of its shareholders at an Extraordinary General Meeting held on 15 June 2004 to borrow up to RM100 million, for financing required to complete and run the meltshop facility located in Banting, Selangor Darul Ehsan by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary company of the Company, from Lion Forest Industries Berhad ("LFIB"), an 83% (subsequently diluted to 80% as of 30 June 2005) owned subsidiary company of the Company, the sum of which is to be advanced by Sabah Forest Industries Sdn Bhd ("SFI"), a 98% owned subsidiary company of LFIB.

The amount receivable from AMSB and amount payable to LFIB and the interest income and expense amounting to RM11.3 million (2004: RM0.2 million) arising therefrom have been offset in the financial statements as the Company has a legal enforceable right to offset these amounts and also has the intention to realise the receivable and settle the liability simultaneously. The said amount bears interest at 12% (2004: 12%) per annum.

(d) Deferred Shares of SFI

As of 30 June 2005, SFI, a subsidiary company, has in issue 146 million deferred shares of RM1.00 each, held by Avenel Sdn Bhd ("Avenel"). The said deferred shares, which do not carry any entitlement to dividend, voting rights and rights to receive notice of general meetings, are only entitled to a repayment of capital after the ordinary shares in the event of a winding-up. The said deferred shares are redeemable at any time at the option of the subsidiary company. As of the end of the financial year, the said deferred shares amounting to RM109.5 million (2004: RM109.5 million) pertaining to minority shareholders have been included as part of the minority interests of the Group.

30. DEPOSITS, CASH AND BANK BALANCES

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Fixed deposits with:				
Licensed banks:				
Restricted	**6,000**	600	**6,000**	600
Unrestricted	**108,810**	168,869	**19,456**	7,320
	114,810	169,469	**25,456**	7,920
Licensed financial institutions	**–**	1,400	**–**	–
Housing Development Accounts	**20,072**	16,284	**10,964**	11,140
Cash and bank balances:				
Restricted	**3,803**	2,131	**1,595**	1,105
Unrestricted	**55,271**	62,643	**190**	340
	193,956	251,927	**38,205**	20,505

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the Company and certain subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Included in deposits with licensed banks and bank balances of the Group and of the Company are amounts totalling RM9.8 million (2004: RM2.7 million) and RM7.6 million (2004: RM1.7 million), respectively, which have been earmarked for the purposes of repayment of borrowings, LICB Bonds and USD Debts (Notes 34 to 36) and pledged as security for bank guarantees granted.

The average effective interest rates during the financial year were as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Fixed deposits with:				
Licensed banks	**2.3%**	2.3%	**2.5%**	2.4%
Licensed financial institutions	**3.0%**	3.0%	**–**	–

Deposits of the Group and of the Company have an average maturity of 24 days (2004: 22 days).

The currency exposure profile of deposits, cash and bank balances is as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**165,050**	221,759	**38,205**	20,505
Renminbi	**27,672**	30,090	**–**	–
Singapore Dollar	**1,234**	78	**–**	–
	193,956	251,927	**38,205**	20,505

The deposits, cash and bank balances denominated in Renminbi of the subsidiary companies in the People's Republic of China ("PRC") are subject to the exchange control restrictions of that country. The deposits, cash and bank balances are available for use by the subsidiary companies in the PRC and the exchange control restrictions will only apply if the monies are to be remitted to another country outside the PRC.

31. TRADE PAYABLES

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Trade payables	**465,181**	285,883	**673**	132
Retention monies	**5,526**	6,774	**1,129**	1,284
	470,707	292,657	**1,802**	1,416

The normal credit period granted to the Group and the Company for trade purchases range from cash term to 60 days (2004: cash term to 60 days).

The currency exposure profile of trade payables is as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**465,837**	281,281	**1,802**	1,416
Renminbi	**3,433**	10,132	**–**	–
Others	**1,437**	1,244	**–**	–
	470,707	292,657	**1,802**	1,416

32. OTHER PAYABLES, DEPOSITS AND ACCRUALS

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Other payables and deposits	**230,180**	273,349	**8,972**	10,108
Accrued expenses	**180,418**	233,917	**2,921**	3,506
	410,598	507,266	**11,893**	13,614

The currency exposure profile of other payables, deposits and accruals is as follows:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**348,977**	469,796	**11,893**	13,614
Renminbi	**60,444**	37,452	**–**	–
Others	**1,177**	18	**–**	–
	410,598	507,266	**11,893**	13,614

Included in other payables of the Group in 2005 is an amount of RM40,295,000 representing amount owing to Shandong LuHe Group Co Ltd, a corporate shareholder of Shandong Silverstone LuHe Rubber & Tyre Co Ltd, a subsidiary company. The said amount, which is denominated in Renminbi, arose from payments made on behalf of the subsidiary company and bears interest at rates ranging from 5.6% to 7.2% per annum and has no fixed repayment terms.

33. LEASE AND HIRE-PURCHASE PAYABLES

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Lease and hire-purchase	**3,502**	2,350	**731**	–
Portion due within one year (shown under current liabilities)	**(1,090)**	(637)	**(147)**	–
	2,412	1,713	**584**	–

The non-current portion of the lease and hire-purchase obligations are payable as follows:

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Financial years ending 30 June:				
2006	**–**	637	**–**	–
2007	**761**	395	**156**	–
2008	**705**	395	**165**	–
2009 and thereafter	**946**	286	**263**	–
	2,412	1,713	**584**	–

Lease and hire-purchase obligations, which are denominated in Ringgit Malaysia, bear interest at rates ranging from 3.5% to 10.0% (2004: 3.5% to 10.0%) per annum.

34. SHORT-TERM BORROWINGS

	The Group	
	2005	2004
	RM'000	RM'000
Short-term loans from financial institutions:		
Secured	**1,063**	8,845
Unsecured	**–**	1,836
Bank overdrafts:		
Secured	**89,195**	51,573
Unsecured	**372**	498
Bills payable	**113,164**	85,035
Portion of long-term loans due within one year (Note 36):		
Secured	**229,630**	–
Unsecured	**416**	500
	433,840	148,287

The short-term borrowings pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment (Note 13) and other assets of the subsidiary companies.

The short-term borrowings bear interest at rates ranging from 5.4% to 8.5% (2004: 5.4% to 8.5%) per annum.

The currency exposure profile of short-term borrowings is as follows:

	The Group	
	2005	2004
	RM'000	RM'000
Ringgit Malaysia	**319,941**	140,484
United States Dollar	**113,899**	–
Renminbi	–	7,803
	433,840	148,287

35. LICB BONDS AND USD DEBTS - SECURED

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
LICB Bonds issued to Scheme Creditors:				
At beginning of year	**318,507**	357,052	**318,507**	357,052
Accreted interest	**17,329**	19,602	**17,329**	19,602
Redeemed during the year	**(95,704)**	(58,147)	**(95,704)**	(58,147)
At end of year	**240,132**	318,507	**240,132**	318,507
LICB Bonds issued to subsidiary/ associated companies:				
At beginning of year	**24,507**	–	**83,545**	81,525
Effect on dilution of subsidiary companies	–	24,051	–	–
Accreted interest	**1,400**	456	**4,725**	4,715
Redeemed during the year	**(4,757)**	–	**(16,168)**	(2,695)
At end of year	**21,150**	24,507	**72,102**	83,545
USD Debts issued to Scheme Creditors:				
At beginning of year	**179,610**	174,676	–	–
Accreted interest	**8,983**	8,812	–	–
Paid during the year	**(25,676)**	(3,878)	–	–
At end of year	**162,917**	179,610	–	–
USD Debts issued to a subsidiary company, LLB Harta (L) Limited ("LICB Debts"):				
At beginning of year	–	–	**180,637**	173,785
Accreted interest	–	–	**9,371**	9,230
Paid during the year	–	–	**(25,677)**	(2,378)
At end of year	–	–	**164,331**	180,637
	424,199	522,624	**476,565**	582,689

(Forward)

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Portion payable within one year:				
LICB Bonds issued to:				
- Scheme Creditors	**(54,468)**	(88,307)	**(54,468)**	(88,307)
- subsidiary/associated companies	**(4,798)**	(4,233)	**(16,356)**	(14,432)
USD Debts issued to:				
- Scheme Creditors	**(29,693)**	(22,580)	**–**	–
- a subsidiary company	**–**	–	**(29,789)**	(22,755)
	(88,959)	(115,120)	**(100,613)**	(125,494)
Non-current portion	**335,240**	407,504	**375,952**	457,195
Borrowing costs (net of annual amortisation of RM1.9 million for the Group and the Company for 9 years) *	**(11,254)**	(13,129)	**(11,254)**	(13,129)
Net	**323,986**	394,375	**364,698**	444,066

The non-current portion of the LICB Bonds and USD Debts is repayable as follows:

	The Group		The Company	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Financial years ending 30 June:				
2006	**–**	97,653	**–**	110,430
2007	**265,781**	240,392	**296,855**	267,668
2008	**9,597**	9,597	**10,874**	10,874
2009 and thereafter	**59,862**	59,862	**68,223**	68,223
	335,240	407,504	**375,952**	457,195

* Borrowing costs represent ordinary shares issued by the Company as a yield enhancement to the cash yield to maturity in order to enhance the return to the Scheme Creditors.

Pursuant to the implementation of the GWRS in 2003, the Group issued RM denominated bonds ("LICB Bonds") and USD consolidated and rescheduled debts ("USD Debts") to the Scheme Creditors as part of the settlement of debts.

The LICB Debts issued by the Company to LLB Harta (L) Limited ("Harta (L)") serves as asset backing to Harta (L) for the repayment of the USD Debts issued by Harta (L) to the Scheme Creditors.

Both the LICB Bonds and USD Debts constitute direct, unsubordinated and secured obligations of the Group.

The principal terms and conditions of the LICB Bonds and USD Debts are as follows:

(i) The LICB Bonds are only transferable to persons who are the first holders of the LICB Bonds issued by the Company whilst the USD Debts are freely transferable.

(ii) The tranches of LICB Bonds and USD Debts are as follows:

	Class	Nominal Amount RM'000	Net Present Value RM'000	Tenure (years)	Cash Yield to Maturity (per annum)
Issued by the Company:					
LICB Bonds					
- to Scheme Creditors	A	89,620	78,728	2	6.00%
	B	325,390	249,669	9	5.75%
		415,010	328,397		
- to subsidiary companies	B	97,705	74,969	9	5.75%
		512,715	403,366		
USD Debts ("LICB Debts")					
- to a subsidiary company, Harta (L)	B	206,348	162,336	9	5.25%
Issued by a subsidiary company, Harta (L):					
USD Debts					
- to Scheme Creditors	B	204,463	162,334	9	5.00%

The LICB Bonds and USD Debts are payable annually on 31 December of each calendar year and are subject to late payment charge of 1% per annum above the cash yield to maturity.

(iii) The Security Trustee holds the following securities ("Securities") for the benefit of the holders of the LICB Bonds and USD Debts issued by the Group:

(a) The assets included in the proposed divestment programme for the Group. If there is an existing charge on any such assets, the Security Trustee will take a lower priority security interest.

(b) The Amsteel Corporation Berhad ("Amsteel") Bonds and Amsteel shares attached to the Amsteel Bonds received by the Company (Note 20).

(c) The Redemption Account held by the Company. The Redemption Account will capture the "Dedicated Cash Flows".

Dedicated Cash Flows means cash flows from the following sources:

(i) net surplus proceeds from the disposal of any assets in the proposed divestment programme for the Group over which there is presently a charge, if applicable;

(ii) net proceeds from the disposal of any assets in the proposed divestment programme for the Group over which there is presently no charge;

(iii) proceeds from the redemption of the Amsteel Bonds;

(iv) any Back-End Amount and Loyalty Payment received by the Company as a holder of the Amsteel Bonds;

(v) net proceeds from the disposal of Amsteel shares received by the Company pursuant to the GWRS for the Group;

(vi) net proceeds from the disposal of equity-kicker shares attached to the Amsteel Bonds;

(vii) dividend payments from Sabah Forest Industries Sdn Bhd from year 2002 to 2011; and

(viii) subject to the proportions allocated to holders of the LICB Bonds and the USD Debts, net proceeds from the disposal of any residual assets (other than assets in the proposed divestment programme for the Group) of the Group.

Monies captured in the Redemption Account can only be used towards redemption of the LICB Bonds and repayment of the USD Debts (including payment of taxes, fees and other costs relating to the GWRS) and cannot be utilised for any other purposes.

LICB Bonds and USD Debts rank *pari passu* amongst each other over the Securities held by the Security Trustee under items (a) to (c) above.

In addition, the following are securities provided in respect of the USD Debts issued by Harta (L), a subsidiary company:

(a) assignment of all the rights attaching to the LICB Debts to Harta (L), including the rights to receive payments from the Company and rights to other entitlements;

(b) a debenture over the LICB Debts of Harta (L);

(c) a charge over the Redemption Account of Harta (L). The Redemption Account will capture the proceeds from the repayment of the LICB Debts; and

(d) corporate guarantee by the Company to the Facility Agent for the benefit of holders of the USD Debts.

LICB Bonds and USD Debts rank *pari passu* with all other unsecured and unsubordinated creditors of the Company in respect of the Company's assets which are not part of the Securities and Dedicated Cash Flows.

As reported in the previous financial statements, in consideration of the holders of LICB Bonds and USD Debts granting the indulgence and approval to vary the redemption date and the repayment date of LICB Bonds and USD Debts, the following additional securities were charged in favour of the Security Trustee:

(i) 99% of the issued and paid-up capital comprising 665,181,000 ordinary shares of RM1.00 each in AMSB;

(ii) approximately 16.64% of the issued and paid-up capital comprising 58,018,645 ordinary shares of RM0.50 each in LDHB;

(iii) approximately 23.44% of the issued and paid-up capital comprising 47,627,236 ordinary shares of RM1.00 each in LFIB; and

(iv) shares in subsidiary companies of the Company, other than AMSB, LDHB (became associated company since 2004) and LFIB, with an adjusted net tangible assets of RM5 million or more; if any, provided such shares are not encumbered.

36. LONG-TERM BORROWINGS

	The Group 2005 RM'000	The Group 2004 RM'000
Outstanding loans:		
Secured:		
Principal	**1,433,498**	1,515,612
Portion due within one year (Note 34)	**(229,630)**	–
	1,203,868	1,515,612
Unsecured:		
Principal	**2,730**	3,237
Portion due within one year (Note 34)	**(416)**	(500)
	2,314	2,737
Non-current portion	**1,206,182**	1,518,349

The non-current portion is repayable as follows:

	The Group 2005 RM'000	The Group 2004 RM'000
Financial years ending 30 June:		
2006	–	18,888
2007	**61,432**	137,797
2008	**301,832**	230,180
2009	**274,320**	179,680
2010 and thereafter	**568,598**	951,804
	1,206,182	1,518,349

The long-term borrowings pertaining to certain subsidiary companies are secured against property, plant and equipment (Note 13) and fixed and floating charge over the other assets of the said subsidiary companies.

The long-term borrowings bear interest at rates ranging from 5.8% to 8.5% (2004: 5.8% to 8.5%) per annum.

The currency exposure profile of long-term borrowings is as follows:

	The Group 2005 RM'000	The Group 2004 RM'000
Ringgit Malaysia	**638,293**	795,684
United States Dollar	**567,889**	722,665
	1,206,182	1,518,349

37. DEFERRED LIABILITIES

	The Group	
	2005	2004
	RM'000	RM'000
Deferred payables	**48,840**	96,211
Security deposits	**-**	3,503
	48,840	99,714

Deferred payables pertaining to a subsidiary company, AMSB, represent the restructured liabilities pertaining to the acquisition of plant and equipment. The amounts are unsecured and interest-free.

The deferred payables are repayable as follows:

	The Group	
	2005	2004
	RM'000	RM'000
Financial years ending 30 June:		
2006	**-**	47,371
2007	**48,840**	48,840
	48,840	96,211

The deferred liabilities are denominated in Ringgit Malaysia.

38. SHARE CAPITAL

	The Group and The Company	
	2005	2004
	RM'000	RM'000
Ordinary shares of RM1.00 each		
Authorised:		
At beginning and end of year	**750,000**	750,000
Issued and fully paid:		
At beginning of year	**679,235**	679,235
Issue of shares	**17,821**	-
At end of year	**697,056**	679,235

During the financial year, the issued and paid-up share capital of the Company was increased from RM679,235,465 divided into 679,235,465 ordinary shares of RM1.00 each to RM697,056,465 divided into 697,056,465 ordinary shares of RM1.00 each by the issuance of 17,821,000 new ordinary shares of RM1.00 each at par for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

The new ordinary shares issued ranked *pari passu* in all respects with the then existing ordinary shares of the Company.

The ESOS of the Company became effective on 15 May 2000 and expired on 14 May 2005. The main features of the ESOS were as follows:

(a) The ESOS shall continue to be in force for a period of 5 years commencing on 15 May 2000, being the date of approval from the Companies Commission of Malaysia, with an option to renew for a further period of 5 years upon the recommendation of the option committee.

(b) The total number of shares available under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point in time during the existence of the ESOS.

(c) The ESOS is for eligible employees who are executive Directors and executive employees of Lion Industries Corporation Berhad ("LICB") Group with at least 12 months of service.

(d) The options granted may be exercised at any time during the period commencing on the date of offer of the option and expiring on the date of expiry of the ESOS.

(e) The option price for each RM1.00 share may be at a discount of not more than 10% on the average of the mean market quotation of LICB shares as shown in the Daily Official List issued by Bursa Malaysia Securities Berhad for the 5 market days immediately preceding the respective dates of offer of the option as recommended by the option committee. Notwithstanding this, the option price per share shall in no event be less than the par value of the share.

(f) The option is non-assignable.

(g) The shares to be allotted under the ESOS shall rank *pari passu* in all respects with the then existing shares of the Company.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

		Number of options				
Exercisable from	**Subscription price per share RM**	**Balance as of 1.7.2004**	**Granted**	**Exercised**	**Lapsed**	**Balance as of 30.6.2005**
19.5.2000	1.00	2,323,000	–	(2,144,000)	(179,000)	–
24.9.2003	1.00	4,923,000	–	(4,705,000)	(218,000)	–
27.4.2004	1.00	11,823,000	–	(10,972,000)	(851,000)	–
		19,069,000	–	(17,821,000)	(1,248,000)	–

39. RESERVES

	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Non-distributable reserves:				
Share premium	**515,190**	515,190	**515,190**	515,190
Translation adjustment account	**34,560**	56,058	**-**	-
Negative goodwill	**769,593**	828,679	**-**	-
	1,319,343	1,399,927	**515,190**	515,190
Unappropriated profit/(Accumulated loss)	**261,589**	(55,961)	**(137,683)**	(138,878)
	1,580,932	1,343,966	**377,507**	376,312

Share premium

Share premium arose from the issue of shares in the Company at a premium in prior years.

Translation adjustment account

Exchange differences arising from the translation of foreign subsidiary and associated companies are taken to the translation adjustment account.

Negative goodwill

Negative goodwill represents the excess of the fair value of the identifiable net assets over the purchase consideration for an acquisition at the date of acquisition.

Unappropriated profit/(Accumulated loss)

Based on the prevailing tax rate applicable to dividends, the estimated tax credits available and the tax exempt income mentioned in Note 11, the Company has sufficient tax credits to frank the payment of dividends of approximately RM63 million (2004: RM52 million) without additional tax liabilities being incurred. Any dividend paid in excess of this amount would result in tax liability calculated at 28% on the gross amount of the additional dividend paid.

40. DIVIDEND

A first and final dividend of 1%, less tax, amounting to RM4.9 million proposed in respect of ordinary shares in previous financial year and dealt with in the previous directors' report was paid by the Company during the financial year.

The Directors propose a first and final dividend of 1%, less tax, amounting to RM5.0 million in respect of the current financial year. The dividend, which is subject to approval by the shareholders at the forthcoming Annual General Meeting, has not been included as a liability in the financial statements. Gross dividend per share during the financial year is 1 sen (2004: 1 sen).

41. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Cash and bank balances (Note 30) (unrestricted)	**55,271**	62,643	**190**	340
Fixed deposits with (Note 30):				
Licensed banks (unrestricted)	**108,810**	168,869	**19,456**	7,320
Licensed financial institutions	**–**	1,400	**–**	–
Housing Development Accounts (Note 30)	**20,072**	16,284	**10,964**	11,140
Bank overdrafts (Note 34)	**(89,567)**	(52,071)	**–**	–
	94,586	197,125	**30,610**	18,800

42. RELATED PARTY TRANSACTIONS

Related parties are entities in which certain Directors or substantial shareholders of the Company or its subsidiary companies or persons connected to such Directors or substantial shareholders have interest, excluding those parties disclosed in Notes 18, 19 and 29.

Significant transactions undertaken with related parties are as follows:

(a) Sales and purchase of goods and services and interest

		The Group		The Company	
Name of Company	**Nature**	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Megasteel Sdn Bhd	Sales of goods	**1,320,704**	564,500	**–**	–
	Purchase of goods, raw materials and consumables	**893,914**	456,894	**–**	–
	Interest income	**8,064**	5,538	**–**	–
Secomex Manufacturing (M) Sdn Bhd	Purchase of gases	**6,879**	–	**–**	–
Angkasa Hong Leong Pte Ltd	Sales of goods	**35,935**	79,783	**–**	–
	Purchase of raw materials	**5,182**	–	**–**	–
Hubei Jinlongquan (Group) Co Ltd group	Purchase of raw materials and consumables	**–**	15,091	**–**	–

Name of Company	Nature	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Bright Steel Sdn Bhd	Sales of goods	**15,853**	14,452	–	–
Lion Holdings Pte Ltd	Purchase of raw materials	**194**	9,593	–	–
Likom Computer System Sdn Bhd	Rental income	**4,913**	7,108	**4,913**	7,108
	Interest income	**2,995**	2,434	**2,995**	2,434
Silverstone Berhad	Trade sales	**372**	2,235	–	–
Parkson Corporation Sdn Bhd	Rental income	**2,667**	6,669	–	–
Lion Tooling Sdn Bhd	Purchase of tooling	**4,212**	2,943	–	–
Singa Logistics Sdn Bhd	Transportation charges	**3,655**	2,815	–	–

The outstanding balances arising from the above transactions are as follows:

	The Group 2005 RM'000	The Group 2004 RM'000	The Company 2005 RM'000	The Company 2004 RM'000
Receivables:				
Included in trade receivables	**328,026**	238,901	–	–
Included in other receivables	**101,037**	71,065	**56,589**	48,203
Payables:				
Included in trade payables	**47,790**	84	–	–
Included in other payables	**14,618**	14,836	**225**	1,190

The outstanding balances with related parties are either interest free or bear interest at 8% (2004: 1% or 8%) per annum and have no fixed terms of repayment.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

(b) Share options granted and remuneration payable to Directors

The number of options over ordinary shares of RM1.00 each of the Company granted to executive Directors of the Group are as follows:

	Unexercised options	
	2005	**2004**
	'000	**'000**
Datuk Cheng Yong Kim	–	457
Dato' Kamaruddin @ Abas bin Nordin*	–	231

* Executive Director of a subsidiary company.

The share options were granted to the Directors on the same terms and conditions as those offered to other eligible executives of the Group (Note 38).

The details of the remuneration of the Directors of the Company are disclosed in Note 7.

43. SEGMENTAL INFORMATION

(a) Business Segments:

The Group's activities are classified into seven (7) major business segments:

- Steel – manufacture and marketing of steel bars, wire rods, hot briquetted iron and steel related products;
- Property and construction – property development and management and construction works;
- Timber extraction and pulp and paper – integrated wood-based activities and pulp and paper mill operations;
- Tyre – manufacture and sale of tyres;
- Beverage – manufacture and sale of beer and non-alcoholic drinks (disposed of in the previous financial year);
- Building materials – trading and distribution of building materials and other steel products; and
- Others – investment holding, treasury business, manufacture and trading of lubricants, spark plugs, plastic components, industrial chemical products and automotive components and education services, none of which is of a sufficient size to be reported separately.

Inter-segment revenue comprises sales of goods and income from other business segments. These transactions are conducted on an arm's length basis under terms, conditions and prices not materially different from transactions with non-related parties.

Capital additions comprise additions to property, plant and equipment, expenditure carried forward and plantation development expenditure.

The Group
2005

	Steel RM'000	Property and construction RM'000	Timber extraction and pulp and paper RM'000	Tyre RM'000	Building materials RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue								
External revenue	3,293,536	47,233	383,588	-	153,658	87,141	-	3,965,156
Inter-segment revenue	20,192	2,097	-	-	-	-	(22,289)	-
Total revenue	3,313,728	49,330	383,588	-	153,658	87,141	(22,289)	3,965,156
Results								
Segment results	284,110	17,676	47,098	-	1,397	(16,507)	-	333,774
Unallocated costs								(4,385)
Profit from operations								329,389
Finance costs								(140,011)
Share in results of associated companies	-	-	-	-	-	214,557	-	214,557
Income from other investments								39,370
Loss on disposal of investments for debt settlement								(47,044)
Profit before tax								396,261
Income tax expense								(61,035)
Profit after tax								335,226
Minority interests								(7,661)
Net profit for the year								327,565
Assets								
Segment assets	2,978,460	590,117	1,423,223	180,670	64,140	116,373	-	5,352,983
Investment in associated companies	-	-	-	-	-	479,221	-	479,221
Unallocated corporate assets								61,939
Consolidated total assets								5,894,143
Liabilities								
Segment liabilities	2,343,042	305,445	34,415	50,617	17,009	237,268	-	2,987,796
Unallocated liabilities								145,932
Consolidated total liabilities								3,133,728
Other Information								
Capital additions	82,188	2,304	36,576	136,118	309	9,829	-	267,324
Depreciation and amortisation	82,135	3,378	30,502	-	157	14,268	-	130,440
Other non-cash expenses/(income)	(9,805)	(370)	-	-	1,849	10,960	-	2,634

The Group 2004	Steel RM'000	Property and construction RM'000	Timber extraction and pulp and paper RM'000	Beverage RM'000	Building materials RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue								
External revenue	2,368,232	84,717	398,441	378,443	303,246	104,789	–	3,637,868
Inter-segment revenue	58,487	3,120	–	–	11,394	–	(73,001)	–
Total revenue	2,426,719	87,837	398,441	378,443	314,640	104,789	(73,001)	3,637,868
Results								
Segment results	301,921	31,622	59,247	24,904	2,448	(46,394)	–	373,748
Unallocated costs								(3,496)
Profit from operations								370,252
Finance costs								(153,906)
Share in results of associated companies	–	–	–	5,985	–	2,798	–	8,783
Income from other investments								34,042
Gain on disposal of subsidiary companies	–	–	–	314,606	–	–	–	314,606
Profit before tax								573,777
Income tax expense								(98,389)
Profit after tax								475,388
Minority interests								(139,164)
Net profit for the year								336,224
Assets								
Segment assets	2,824,063	690,654	1,425,042	–	102,614	219,210	–	5,261,583
Investment in associated companies	–	–	–	–	–	354,177	–	354,177
Unallocated corporate assets								38,791
Consolidated total assets								5,654,551
Liabilities								
Segment liabilities	2,356,906	395,149	40,550	–	28,074	260,124	–	3,080,803
Unallocated liabilities								144,309
Consolidated total liabilities								3,225,112
Other Information								
Capital additions	59,181	612	30,478	27,274	162	6,815	–	124,522
Depreciation and amortisation	73,480	3,199	31,604	35,464	138	11,392	–	155,277
Other non-cash expenses	6,572	154	3,448	308	1,256	36,653	–	48,391

(b) Geographical Segments:

The Group operates in three (3) main geographical areas:

- Malaysia – manufacture and distribution of steel products, property development and management, construction works, timber extraction and pulp and paper and building materials and consumables;
- People's Republic of China – manufacture and sale of tyres, beer and non-alcoholic drinks, plastic components, industrial chemical products and automotive parts; and
- Others – investment holding.

	Revenue		Total Assets		Capital Additions	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Malaysia	**3,306,654**	2,417,721	**5,636,280**	5,514,759	**123,980**	93,640
People's Republic of China	**20,173**	418,391	**238,843**	113,786	**143,344**	30,882
Others	**638,329**	801,756	**19,020**	26,006	**–**	–
	3,965,156	3,637,868	**5,894,143**	5,654,551	**267,324**	124,522

In determining the geographical segments of the Group, revenue are based on the country in which the customer is located. Total assets and capital additions are determined based on where the assets are located.

44. CONTINGENT LIABILITIES (UNSECURED)

(a) *Contingent liabilities in respect of guarantees given by the Company for borrowings and other credit facilities* obtained and utilised by a subsidiary company are as follows:

	The Company	
	2005 RM'000	**2004 RM'000**
Subsidiary company	**2,730**	3,237

(b) Contingent liabilities of a subsidiary company, Sabah Forest Industries Sdn Bhd ("SFI"), are as follows:

	The Group	
	2005 RM'000	**2004 RM'000**
Legal claims in respect of the termination of contracts for the extraction and sale of timber	**313,300**	313,300

Indemnity contracts have been signed between LFIB, the immediate holding company of SFI and Avenel, the former immediate holding company of LFIB, whereby Avenel agrees to indemnify LFIB in full for all losses, damages, liabilities, claims, costs and expenses whatsoever which LFIB may incur or sustain as a result of or arising from the litigation suits and any other claims brought by third parties against SFI wherein the cause of action arises prior to the completion of the acquisition of SFI.

45. CAPITAL COMMITMENTS

As of the end of the financial year, the Group and the Company have the following capital commitments:

	The Group		The Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Approved and contracted for:				
Acquisition of land	**100,366**	100,366	**–**	–
Acquisition of plant and machinery	**16,816**	21,149	**–**	–
	117,182	121,515	**–**	–
Approved but not contracted for:				
Acquisition of plant and machinery	**10,084**	18,809	**–**	–
Plantation development expenditure	**15,527**	16,944	**–**	–
	25,611	35,753	**–**	–
	142,793	157,268	**–**	–

In addition, as mentioned in Note 2, the Group has entered into a conditional sale and purchase of shares agreement for the acquisition of the entire shareholding in Silverstone Berhad for a purchase consideration of RM225,000,000.

46. FINANCIAL INSTRUMENTS

Financial Instruments

The principal financial assets of the Group are deposits and bank balances, trade and other receivables.

The significant financial liabilities include trade and other payables, bank borrowings, LICB Bonds and USD Debts.

Debts and equity instruments are classified as either liabilities or equity in accordance with the substance of the contractual arrangement.

Bank borrowings are recorded at the proceeds received. Finance charges are accounted for on an accrual basis.

Equity instruments are recorded at the proceeds received net of direct issue costs.

The accounting policies applicable to the major financial instruments are as disclosed in Note 4.

Financial Risk Management Objectives and Policies

The operations of the Group are subject to a variety of financial risks, including foreign currency risk, interest rate risk, credit risk, liquidity risk and cash flow risk. The Group has formulated a financial risk management framework whose principal objective is to minimise the Group's exposure to risks and/or costs associated with the financing, investing and operating activities of the Group.

Various risk management policies are made and approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of the risks associated with financial instruments.

(i) Foreign currency risk

The Group has exposure to foreign currency risk as a result of its trade sales and purchases, borrowings and USD Debts. The currencies giving rise to this risk are primarily United States Dollar and Renminbi.

The imposition of currency controls *via* pegging of Ringgit Malaysia to USD at the fixed exchange rate of USD1.00 to RM3.80 by Bank Negara Malaysia since September 1998 has stabilised the risks arising from foreign exchange fluctuation. Subsequently on 21 July 2005, Bank Negara Malaysia announced that the exchange rate of the ringgit will be allowed to operate in a managed float, with its value being determined by economic fundamentals. Bank Negara Malaysia will monitor the exchange rate against a currency basket to ensure that the exchange rate remains close to its fair value.

The currency exposure of Renminbi is limited as Renminbi is the functional currency of the subsidiary companies incorporated in the People's Republic of China.

(ii) Interest rate risk

The Group's significant interest-bearing financial assets and financial liabilities are mainly its deposits placements and also its obligations comprising borrowings, LICB Bonds and USD Debts.

The deposits placements as of balance sheet date, which are interest-bearing, are short-term and therefore its exposure to the effects of future changes in prevailing level of interest rates is limited.

The borrowings, LICB Bonds and USD Debts of the Group as of 30 June 2005 are fixed and floating rate financial liabilities as disclosed in Notes 34 to 36.

(iii) Credit risk

The Group is exposed to credit risk mainly from trade receivables. The Group extends credit to its customers based upon careful evaluation of the customers' financial condition and credit history. The Group also ensures a large number of customers so as to limit high credit concentration in a customer or customers from a particular market.

The Group's exposure to credit risk in relation to its trade receivables, should all its customers fail to perform their obligations as of 30 June 2005, is the carrying amount of these receivables as disclosed in the balance sheet.

(iv) **Liquidity risk**

The Group practises prudent liquidity risk management to minimise the mismatch of financial assets and liabilities and to maintain sufficient credit facilities for contingent funding requirement of working capital.

(v) **Cash flow risk**

The Group reviews its cash flow position regularly to manage its exposure to fluctuations in future cash flows associated with its monetary financial instruments.

Fair Values

The fair values of short-term financial assets and financial liabilities reported in the balance sheet approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

The fair values of long-term financial assets (except for other investments - unquoted) and financial liabilities are determined based on market conditions or by discounting the relevant cash flows using the current interest rates for similar instruments at balance sheet date. There is no material difference between the fair values and carrying values of these assets and liabilities as of the balance sheet date except for the quoted shares, which quoted market prices are used to determine the fair value:

	The Group		The Company	
	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
2005				
Long-term investments:				
- quoted shares	**22,938**	**13,163**	**15,095**	**7,219**
2004				
Long-term investments:				
- quoted shares	125,648	30,485	19,095	8,050

The Directors are of the opinion that the excess carrying values of the quoted shares over their fair values at the balance sheet date is temporary in nature as the underlying adjusted net assets of these companies are above their market prices.

No disclosure is made for other investments - unquoted as it is not practicable to determine the fair values of these investments because of the lack of quoted market prices and the assumptions used in valuation models to value these investments cannot be reasonably determined.

No disclosure is made for balances with related companies and related parties as it is impractical to determine their fair values with sufficient reliability given these balances have no fixed terms of repayment.

47. SUBSIDIARY COMPANIES

The subsidiary companies, all incorporated in Malaysia except as otherwise indicated, are as follows:

Name of Company	Effective Percentage Ownership 2005 %	2004 %	Principal Activities
Property Division			
* Amble Legacy Sdn Bhd	**100**	100	Investment holding
Batu Pahat Enterprise Sdn Berhad	**94**	94	Dormant
* Beijing Trostel Property Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
Berkat Timor Sdn Bhd	**100**	100	Dormant
Citibaru Sendirian Berhad	**100**	100	Dormant
* Crest Wonder Sdn Bhd	**100**	100	Investment holding
JOPP Builders Sdn Bhd	**100**	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd	**100**	100	Property development
LLB Bina Sdn Bhd	**100**	100	Property development
LLB Damai Holdings Sdn Bhd	**100**	100	Investment holding and management company
LLB Indah Permai Sdn Bhd	**100**	100	Property development
Lion Courts Sdn Bhd	**100**	100	Property development
Lion Klang Parade Bhd	–	100	Property holding and development
Malim Courts Property Development Sdn Bhd	**100**	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd	**100**	100	Property development
* Matrix Control Sdn Bhd	**100**	100	Investment holding
Mcken Sdn Bhd	**100**	100	Property development
PM Holdings Sdn Bhd	**100**	100	Investment holding and property development
Projek Jaya Sdn Bhd	**100**	100	Investment holding
Seri Lalang Development Sdn Bhd	**100**	100	Ceased operations

Name of Company	Effective Percentage Ownership 2005 %	2004 %	Principal Activities
Property Division			
Sharikat Pengangkutan East West Sdn Bhd	**100**	100	Ceased operations
Soga Sdn Bhd	**94**	94	Property development
Sucorp Enterprise Sdn Bhd	**100**	100	Investment holding
Sumber Realty Sdn Bhd	**100**	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	**100**	100	Property development
* Tianjin Baden Real Estate Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
* Trial Jubilant Sdn Bhd	**100**	100	Investment holding
Steel Division			
* Amsteel Mills Sdn Bhd	**99**	99	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
* Amsteel Mills Marketing Sdn Bhd	**99**	99	Sale and distribution of steel products
* Amsteel Mills Realty Sdn Bhd	**99**	99	Investment holding
Antara Steel Mills Sdn Bhd	**99**	99	Manufacture and sale of steel and related products
* LLB Steel Industries Sdn Bhd	**100**	100	Investment holding
* Steelcorp Sdn Bhd	**99**	99	Investment holding
Others			
* Amarod Corporation Sdn Bhd (in liquidation - voluntary)	**100**	100	Manufacture of pre-stressed concrete wire and strand (yet to commence operations as of 30 June 2005)
* Hebei Weiyuan Heilen Bio-Chemical Co Ltd (incorporated in the People's Republic of China)	**33**	33	Manufacture of industrial chemicals and related products
* Holdsworth Investment Pte Ltd (incorporated in Singapore)	**76**	76	Investment holding

Name of Company	Effective Percentage Ownership 2005 %	2004 %	Principal Activities
Others			
* Huangshi Heilen Pharmaceutical Co Ltd (incorporated in the People's Republic of China) (liquidated)	–	36	Manufacture and packaging of pharmaceutical products (ceased operations)
LLB Enterprise Sdn Bhd	**69**	69	Dormant
LLB Harta (M) Sdn Bhd	**100**	100	Managing of debts novated from LICB and certain of its subsidiary companies pursuant to a debt restructuring exercise undertaken by LICB and certain of its subsidiary companies
LLB Harta (L) Limited	**100**	100	Treasury business
LLB Nominees Sdn Bhd	**100**	100	Investment holding
LLB Strategic Holdings Berhad	**90**	90	Investment holding
LLB Suria Sdn Bhd	**100**	100	Investment holding
* LLB Venture Sdn Bhd	**100**	100	Dormant
* Zhongsin Biotech Pte Ltd (formerly known as Lion Biotech Pte Ltd) (incorporated in Singapore)	**61**	61	Investment holding
* Lion Motor Venture Sdn Bhd	**100**	100	Investment holding
Marvenel Sdn Bhd	**70**	70	Investment holding
Sepang Education Centre Sdn Bhd	**90**	90	Commercial college for higher education
Worldwide Unilink Education and Consultancy Sdn Bhd	**100**	100	Provider of educational services and competence based training
* Shanghai Lion Plastic Industrial Co Ltd (incorporated in the People's Republic of China)	**68**	68	Manufacture and marketing of plastic components and related products
* Slag Aggregate Sdn Bhd	**100**	100	Investment holding
* Tianjin Hua Shi Auto Meter Co Ltd (incorporated in the People's Republic of China) (in liquidation – voluntary)	**56**	56	Manufacture of meters for motor vehicles and after sales services (ceased operations)
Lion Forest Industries Berhad	**80**	83	Investment holding

Name of Company	Effective Percentage Ownership 2005 %	2004 %	Principal Activities
Subsidiary Companies of Lion Forest Industries Berhad			
Timber Extraction and Pulp and Paper Division			
Sabah Forest Industries Sdn Bhd	**79**	81	Integrated wood-based activities and pulp and paper mill operations
Sabah Pulp & Paper Mill Sdn Bhd (in liquidation – voluntary)	**79**	81	Dormant
SFI Paper Pte Ltd (incorporated in Singapore) (struck off on 17.9.2005)	**79**	81	Dormant
Others			
Lion Rubber Industries Sdn Bhd	**80**	83	Investment holding
Ototek Sdn Bhd	**56**	58	Trading and distribution of lubricants, spark plugs and automotive components
Posim EMS Sdn Bhd (formerly known as Posim Agricultural Products Sdn Bhd)	**80**	83	Provision of energy management and conservation services (dormant during the year)
Posim Marketing Sdn Bhd	**80**	83	Trading of building materials and consumer products
Posim Petroleum Marketing Sdn Bhd	**80**	83	Trading and distribution of petroleum products
Lion Petroleum Products Sdn Bhd (formerly known as Posim Petroleum Products Sdn Bhd)	**80**	83	Manufacturing of petroleum products
LFIB Plantations Sdn Bhd (formerly known as SC Nominees Sdn Bhd)	**80**	83	Investment holding (inactive during the year)
Stoller Chemical Company (M) Sdn Bhd (in liquidation - voluntary)	**80**	83	Dormant
* Silverstone (Hubei) Rubber and Tyre Co Ltd (incorporated in the People's Republic of China)	**80**	–	Dormant

Name of Company	Effective Percentage Ownership 2005 %	2004 %	Principal Activities
Others			
* Quay Class Ltd (incorporated in British Virgin Islands)	**80**	–	Investment holding (inactive during the year)
* Shandong Silverstone LuHe Rubber & Tyre Co Ltd (incorporated in the People's Republic of China)	**60**	–	Manufacturing and distribution of tyres

* The financial statements of these companies were examined by auditors other than the auditors of the Company.

48. ASSOCIATED COMPANIES

The associated companies of the Group are as follows:

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2005 %	2004 %	Principal Activities
Angkasa Welded Mesh Pte Ltd	30 June	Singapore	**49**	49	Manufacture of welded wire mesh (yet to commence operations as of 30 June 2005)
Changchun Fawer - Lion Auto Electromechanical Co Ltd	31 December	People's Republic of China	**50**	50	Manufacture of carburettors
CH Rebar Sdn Bhd	31 December	Malaysia	–	20	Cutting and bending steel bars for sale
# Hubei Zenith Heilen Pharmaceutical Co Ltd	31 December	People's Republic of China	**15**	15	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	30 June	Malaysia	**19**	19	Property development (yet to commence operations as of 30 June 2005)
Lion Asia Investment Pte Ltd	30 June	Singapore	**20**	20	Investment holding

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2005 %	Effective Equity Interest 2004 %	Principal Activities
Lion Diversified Holdings Berhad	30 June	Malaysia	**36**	45	Investment holding
* Lion Insurance Company Limited	30 June	Malaysia	**41**	–	Captive insurance business
Sereka Jaya Sdn Bhd	31 December	Malaysia	**–**	35	Property development (yet to commence operations as of 30 June 2005)
Teck Chiang Investment Pte Ltd	30 June	Singapore	**50**	50	Property development and investment holding (yet to commence operations as of 30 June 2005)
# Tianjin Huali Motor Co Ltd	31 December	People's Republic of China	**25**	25	Manufacture of commercial vehicles
Wuhan Wushang & Parkson Enterprise Development Co Ltd	31 December	People's Republic of China	**50**	50	Mixed commercial property development cum cash and carry retail business
Associated Company of Lion Forest Industries Berhad					
Kinabalu Motor Assembly Sendirian Berhad	30 June	Malaysia	**17**	17	Assembly of commercial vehicles

The Group has not accounted for the investment in these associated companies under the equity method of accounting as the Directors are of the opinion that the Group is no longer in a position to exercise significant influence in their management. Accordingly, the investment costs or group costs have been included under long-term investments (Note 20).

* Includes 14% equity interest held by Posim Petroleum Marketing Sdn Bhd, a wholly-owned subsidiary company of Lion Forest Industries Berhad.

Except for Sereka Jaya Sdn Bhd and Lion Insurance Company Limited, the financial statements of all the associated companies were examined by auditors other than the auditors of the Company.

STATEMENT BY DIRECTORS

The Directors of **LION INDUSTRIES CORPORATION BERHAD** state that, in their opinion, the accompanying balance sheets and the related statements of income, cash flows and changes in equity are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as of 30 June 2005 and of the results of the businesses and the cash flows of the Group and of the Company for the year ended on that date.

Signed in accordance with
a resolution of the Directors,

DATUK CHENG YONG KIM **CHENG YONG LIANG**

Kuala Lumpur,
5 October 2005

DECLARATION BY THE DIRECTOR PRIMARILY RESPONSIBLE FOR THE FINANCIAL MANAGEMENT OF THE COMPANY

I, **DATUK CHENG YONG KIM**, the Director primarily responsible for the financial management of **LION INDUSTRIES CORPORATION BERHAD**, do solemnly and sincerely declare that the accompanying balance sheets and the related statements of income, cash flows and changes in equity are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

DATUK CHENG YONG KIM

Subscribed and solemnly declared by the
abovenamed **DATUK CHENG YONG KIM**
at **KUALA LUMPUR** in the Federal Territory
on the 5th day of October 2005.

Before me,

W-217
P. SETHURAMAN
COMMISSIONER FOR OATHS
Kuala Lumpur

MATERIAL CONTRACTS
INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

1. Letter of Offer dated 11 December 2003 between the Company and Lion Forest Industries Berhad ("LFIB"), a subsidiary of the Company, with the agreement of Sabah Forest Industries Sdn Bhd ("SFI"), a 97.78% owned subsidiary of LFIB and Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of the Company (superseding the letter of offer dated 9 June 2003 made between SFI and AMSB), collectively companies wherein a Director and certain major shareholders of the Company have an interest, and Financing Agreement dated 23 June 2004 made between the Company, SFI, LFIB and AMSB whereby LFIB lends up to RM100 million at an interest rate of 12% per annum (the sum of which is advanced from SFI) to the Company which in turn advances to AMSB ("Facility") to facilitate the financing required by AMSB for the completion of a steel meltshop facility located in Banting, Selangor Darul Ehsan, to be fully repaid by 30 June 2009.

   The first interest payment shall be made 12 months from the date of first drawdown and thereafter it shall be payable semi-annually in arrears. The principal shall be repaid by annual instalments. The Facility is secured by the creation of the following:

   (a) Third party second charge over the non-vacant plot of land held under HS(D) 13425, PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan ("Property") (including the building and meltshop but excluding the rolling mill) which ranks in priority to the first charge created in favour of the existing lenders of AMSB; and

   (b) Third party second debenture comprising a fixed charge over the non-vacant plot of the Property (excluding the rolling mill) which ranks in priority to the first debenture charge created in favour of the existing lenders of AMSB.

2. Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 and the Supplemental Agreement dated 19 April 2005 among Quay Class Ltd ("QCL"), a wholly-owned subsidiary of LFIB, LFIB and Silverstone Corporation Berhad ("SCB"), all of which are companies wherein a Director and certain major shareholders of the Company have an interest, for the disposal by SCB of the entire equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to QCL, including the assumption by QCL of the net inter-company balances owing by SCB, its subsidiary and associated companies to SB as at the completion date, for a total consideration of RM225,000,000.00 to be satisfied by the issuance of 26,500,000 new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share and the balance of RM152,390,000.00 to be settled by way of deferred cash payments by QCL in the following manner:

   (a) RM20,000,000.00 on or before 15 December 2006;

   (b) RM35,000,000.00 on or before 15 December 2007;

   (c) RM35,000,000.00 on or before 15 December 2008; and

   (d) RM62,390,000.00 on or before 15 December 2009.

3. Conditional Deferment Agreement dated 6 July 2005 made between the Company and Likom Computer System Sdn Bhd ("LCS"), a company wherein a Director and certain major shareholders of the Company have an interest, for the deferment of the redemption date of the remaining 30,520,400 cumulative redeemable preference shares of RM0.01 each in LCS held by the Company from 28 June 2005 to 28 December 2005.

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America, a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is LICUY and its CUSIP number is 53620V100.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 September 2005, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

LIST OF GROUP PROPERTIES

AS OF 30 JUNE 2005

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1.	PT 19268-69 Mukim of Bukit Raja Klang, Selangor	Freehold	1.1 hectares	Commercial land where development is in progress	–	3.7	27 September 1993
2.	PT 19263 Mukim of Bukit Raja Klang, Selangor	Freehold	0.5 hectare	Commercial land where development is in progress	–	0.1	27 September 1993
3.	Melaka Technology Park PT 3852, HS(D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	37.6 hectares	Factory buildings	13	97.4	September 1994
4.	PT 19254-59 & 19264 Mukim of Bukit Raja Klang, Selangor	Freehold	0.2 hectare	Commercial land where development is in progress	–	0.1	30 October 1992
5.	Taman Supreme Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land for future development	–	7.4	June 1991
6.	PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	3.4 hectares	Land where development is in progress	–	12.9	June 1991
7.	Lot 1553, Section 2 Bandar Tanjung Tokong Pulau Pinang	Freehold	0.3 hectare	Land & buildings	6	2.3	June 1991
8.	Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.8 hectares	Land where development is in progress	–	2.4	June 1991
9.	Lot 11233 HS(D) 60874 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land for future development	–	0.1	June 1991
10.	Lot 7623 Kepong Utara Mukim of Batu Kuala Lumpur	Leasehold 30.3.2086	4.9 hectares	Land where development is in progress	–	14.8	30 June 1990
11.	Mukim 17 North East District Batu Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land for future development	–	32.1	June 1991
12.	PT 19261 Mukim of Bukit Raja Klang, Selangor	Freehold	2.1 hectares	Land for future development	–	2.8	September 1993
13.	Lot 408, 937 & 2090 Mukim of Plentong Johor Bahru	Freehold	2.8 hectares	Land for future development	–	0.2	June 1991

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
14.	PT 798 & 885 Mukim of Jerai District of Jempol Negeri Sembilan	Freehold	0.1 hectare	Land & buildings	3	0.1	6 September 1994
15.	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land & buildings	28	37.6	22 October 1994
16.	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land & buildings	28	0.2	22 October 1994
17.	PT 23992, HS(D) 48446 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Industrial land	–	8.8	22 October 1994
18.	PT 3510, HS(D) 24284 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land & buildings	10	9.4	22 October 1994
19.	Lot No 273 Mukim of Teluk Panglima Garang Kuala Langat, Selangor	Freehold	1.53 hectares	Land	–	0.9	June 2005
20.	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land & buildings	5	271.0	1996
21.	Beijing Lu, Fengxi Town Qingpu County Shanghai, China	Leasehold 30.6.2043	7.1 hectares	Office & factory buildings	11	7.6	1 July 1993
22.	186, Yellow River Road Zhejiazhuang New and Hi-Tech Industrial Development Zone Hebei, China	Leasehold 1.6.2026	20,100 sq metres	Industrial land & buildings	8-9	0.4	June 1996
23.	Pasir Gudang Industrial Estate 81707 Pasir Gudang, Johor - PLO 417, Jalan Gangsa Satu - PLO 218, Jalan Gangsa Satu - PLO 277, Jalan Gangsa Satu	Leasehold 17.6.2052 26.12.2056 29.9.2038	 6.3) 4.4) 6.5) hectares	 Industrial land & buildings	 14 10 27	 12.3) 13.4) 14.8)	 September 2002
24.	PLO 495, Jalan Keluli Pasir Gudang Industrial Estate 81707 Pasir Gudang, Johor	Leasehold 6.2.2025	11.1 hectares	Industrial land & buildings	10	8.7	September 2002
25.	Jalan Perjiranan 10 81707 Pasir Gudang, Johor	Leasehold 5.6.2082	18,480 sq feet	Residential	19	0.6	September 2002
26.	Blok 6, Taman Mawar 81700 Pasir Gudang, Johor	Leasehold 22.2.2087	11,832 sq feet	Residential	13	0.2	September 2002

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
27.	Blok 2-4, 17 & 18 Taman Cendana 81700, Pasir Gudang, Johor	Leasehold 28.4.2093	210,972 sq feet	Residential	8-10	8.6	September 2002
28.	Blok 86 & 87 Jalan Tembusu Taman Air Biru 81700 Pasir Gudang, Johor	Leasehold 2.11.2085	33,162 sq feet	Residential	11	1.4	September 2002
29.	PT 4004/HS(D) KK123/85 Taman Sri Guchil Kuala Krai, Kelantan	Freehold	148.65 sq metres	Double storey shophouse	5	0.1	September 2002
30.	3, Jalan SS13/3B 47500 Petaling Jaya Selangor	Freehold	10,005 sq feet	Industrial land & buildings	16	1.0	March 2003
31.	Lot 72, Persiaran Jubli Perak 40000 Shah Alam Selangor	Freehold	5 acres	Industrial land & buildings	11	9.7	March 2003
32.	12 & 12/1 Jalan Nangka Tiga Taman Rumpun Bahagia 75300 Bacang, Melaka	Leasehold 21.7.2084	1,650 sq feet	Land & buildings	20	0.1	March 2003
33.	Centre Point Business Park Unit No: B-8-1 & B-8-2 5, Jalan Tanjung Karamat 26/35, Seksyen 26 40400 Shah Alam Selangor	Freehold	2,716 sq feet	Buildings	7	0.4	March 2003
34.	50-2 & 50-3 Jalan Wangsa 2/5 Taman Wangsa Permai 52200 Kuala Lumpur	Leasehold 21.10.2087	1,400 sq feet	Land & buildings	7	0.2	March 2003
35.	15, Jalan Permatang Rawa 1 Kawasan Perniagaan Permatang Rawa 14000 Bukit Mertajam Pulau Pinang	Freehold	2,240 sq feet	Land & buildings	6	0.7	March 2003
36.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	291.7 hectares	Land	–	1.6	March 2003
37.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2082	79.6 hectares	Land & buildings	17-20	51.7	March 2003
38.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	23.9 hectares	Land	–	1.5	March 2003

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
39.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	4.0 hectares	Land	–	18.4	March 2003
40.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	58.9 hectares	Land	–	0.1	March 2003
41.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2048	166.7 hectares	Land & buildings	17–20	)	
42.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	47.0 hectares	Land & buildings	17–20	) 395.4	March 2003
43.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	499.0 hectares	Land & buildings	17–20	)	
44.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	1.5 hectares	Land & buildings	17-20	0.1	March 2003
45.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	6,107 hectares	Land	–	15.3	March 2003
46.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	5,860 hectares	Land	–	14.7	March 2003
47.	B2-2-39B Jalan Pinggiran 1/3 Taman Pinggiran Putra Seksyen 1 43300 Seri Kembangan Selangor	Leasehold 13.12.2097	678 sq feet	Buildings	3	0.1	July 2004
48.	LuHe Industrial Zone Zhucheng City Shandong, China	Leasehold 20.12.2054	157,049 sq metres	Land & buildings	1	47.7	December 2004

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 September 2005

Authorised Share Capital	:	RM1,000,000,000
Issued and Paid-up Capital	:	RM697,056,465
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 15 September 2005

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	2,698	9.18	135,250	0.02
100 to 1,000	10,484	35.67	6,308,321	0.90
1,001 to 10,000	13,564	46.15	48,057,254	6.89
10,001 to 100,000	2,316	7.88	66,856,295	9.59
100,001 to less than 5% of issued shares	327	1.11	248,470,294	35.65
5% and above of issued shares	3	0.01	327,229,051	46.95
	29,392	100.00	697,056,465	100.00

Thirty Largest Registered Shareholders as at 15 September 2005

Registered Shareholders		No. of Shares	% of Shares
1.	RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Corporation Berhad	155,647,301	22.33
2.	Megasteel Sdn Bhd	102,000,000	14.63
3.	Lembaga Tabung Angkatan Tentera	69,581,750	9.98
4.	Lion Corporation Berhad	24,929,608	3.58
5.	Lion Diversified Holdings Berhad	23,720,000	3.40
6.	Lion Construction & Engineering Sdn Bhd	7,387,530	1.06
7.	Mayang Jati (M) Sdn Bhd	6,723,472	0.96
8.	Menta Construction Sdn Bhd	5,292,556	0.76
9.	Malaysian Trustees Berhad LLB Scheme	5,273,441	0.76
10.	Gan Seong Liam	4,400,000	0.63
11.	TA Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Oh Kim Sun	4,177,200	0.60
12.	HSBC Nominees (Tempatan) Sdn Bhd HSBC (M) Trustee Bhd for Hasrat Jaguh Sdn Bhd (4785-002)	3,662,700	0.53

Registered Shareholders		No. of Shares	% of Shares
13.	Ang Choon Kwee	3,650,000	0.52
14.	Citicorp Nominees (Asing) Sdn Bhd CBNY for DFA Emerging Markets Fund	3,576,181	0.51
15.	Mayang Jati (M) Sdn Bhd	3,100,000	0.44
16.	HSBC Nominees (Asing) Sdn Bhd BBH (LUX) SCA for Fidelity Funds South East Asia	2,872,800	0.41
17.	Ng Teng Song	2,872,000	0.41
18.	Yap Teck Fui	2,785,700	0.40
19.	HSBC Nominees (Asing) Sdn Bhd Fidelity Southeast Asia Fund	2,500,000	0.36
20.	Citicorp Nominees (Asing) Sdn Bhd UBS AG Singapore for Trevose Limited	2,250,000	0.32
21.	AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Horizon Towers Sdn Bhd (HORI000)	2,227,844	0.32
22.	Mayban Nominees (Tempatan) Sdn Bhd Newcom International Limited for Amanvest (M) Sdn Bhd (230521)	2,212,500	0.32
23.	Syarikat Hawk Soon Hin Sdn Bhd	2,125,000	0.30
24.	Southern Steel Berhad	2,108,152	0.30
25.	CIMSEC Nominees (Tempatan) Sdn Bhd CIMB-Principal Asset Management Berhad for Employees Provident Fund Board	2,000,000	0.29
26.	Cartaban Nominees (Asing) Sdn Bhd State Street Australia Fund AJF6 for Monetary Authority of Singapore	1,964,600	0.28
27.	Mayban Nominees (Tempatan) Sdn Bhd J. P. Morgan Chase Bank Berhad for LLB Suria Sdn Bhd (JPMC Labuan)	1,906,502	0.27
28.	Bond Electrical (Kuala Lumpur) Sdn Bhd	1,900,157	0.27
29.	AMMB Nominees (Tempatan) Sdn Bhd AmTrustee Berhad for Pacific Pearl Fund (5/1-9)	1,854,000	0.27
30.	HSBC Nominees (Asing) Sdn Bhd BNY Brussels for Telstra Superannuation Scheme (1)	1,848,000	0.27

Substantial Shareholders as at 15 September 2005

Substantial Shareholders		Direct Interest		Indirect Interest	
		No. of Shares	% of Shares	No. of Shares	% of Shares
1.	Tan Sri Cheng Heng Jem	–	–	323,938,625	46.47
2.	Datuk Cheng Yong Kim	1,600,689	0.23	299,998,443	43.04
3.	Lion Realty Pte Ltd	–	–	299,918,055	43.03
4.	Lembaga Tabung Angkatan Tentera	69,581,750	9.98	–	–
5.	Lion Development (Penang) Sdn Bhd	225,257	0.03	295,387,878	42.38
6.	Horizon Towers Sdn Bhd	122,290	0.02	292,245,635	41.93
7.	Lion Corporation Berhad	180,576,909	25.91	111,668,726	16.02
8.	LDH (S) Pte Ltd	–	–	292,245,635	41.93
9.	Lion Diversified Holdings Berhad	23,720,000	3.40	292,245,635	41.93
10.	Megasteel Sdn Bhd	102,000,000	14.63	–	–
11.	Limpahjaya Sdn Bhd	–	–	102,000,000	14.63

Directors' Interests in Shares in the Company and its Related Companies as at 15 September 2005

Save and except for the following, the Directors' interests in shares in the Company and its related companies as at 15 September 2005 are the same as that of 30 June 2005 set out in the Directors' Report for the financial year ended 30 June 2005:

Datuk Cheng Yong Kim

Related Companies

Ordinary Shares	Nominal Value per Ordinary Share	Indirect Interest No. of Shares	Indirect Interest % of Shares
Posim EMS Sdn Bhd	RM1.00	800,000	80

Investments in the People's Republic of China	Indirect Interest USD	Indirect Interest %
Shandong Silverstone LuHe Rubber & Tyre Co Ltd	30,000,000	75

OTHER INFORMATION

(I) NON-AUDIT FEES

The amount of non-audit fees paid or payable to external auditors for the financial year was RM352,000 (2004: RM37,000).

(II) OPTIONS EXERCISED DURING THE FINANCIAL YEAR

During the financial year ended 30 June 2005, a total of 17,821,000 options were exercised by the eligible employees who are executive Directors and executive employees of the Group at an exercise price of RM1.00 per share pursuant to the Executive Share Option Scheme of the Company.

(III) RECURRENT RELATED PARTY TRANSACTIONS

The aggregate value of transactions conducted during the financial year ended 30 June 2005 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Steel related		
(i) The sale of scrap iron, steel bars, wire rods, hot briquetted iron, billets and other related products and services	Lion Corporation Berhad Group ("LCB Group")[1]	1,318,594
	Lion Teck Chiang Limited Group ("LTC Group")[1]	35,935
	Lion Forest Industries Berhad Group ("LFIB Group")[1]	20,192
	Amsteel Corporation Berhad Group ("Amsteel Group")[1]	31,407
	Amalgamated Containers Berhad Group ("ACB Group")[1]	15,497
		1,421,625
(ii) The purchase of scrap iron, gases and other related products and services	LCB Group[1]	900,703
	Lion Holdings Pte Ltd Group[1]	194
	ACB Group[1]	2,058
	Amsteel Group[1]	400
	Sims Holdings Sdn Bhd Group[1]	236
	LTC Group[1]	5,182
	Lion Diversified Holdings Berhad Group ("LDHB Group")[1]	443
		909,216
(iii) The purchase of machinery, spare parts, tools and dies and other related products and services	Amsteel Group[1]	4,212
(iv) The provision of storage, leasing and rental of properties, management and support and other related services	ACB Group[1]	253
	LFIB Group[1]	601
		854
(v) The obtaining of storage, leasing and rental of properties, management and support and other related services	Amsteel Group[1]	768
(vi) The obtaining of marketing, distribution and transportation services	Amsteel Group[1]	3,655

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(b) Property based		
(i) The provision of storage, leasing, rental of properties and related services	Ributasi Holdings Sdn Bhd Group ("Ributasi Group")[2]	4,913
	LDHB Group[1]	5,168
		10,081
(ii) The awarding of contracts, nomination of sub-contractors and consultants for property projects	LCB Group[1]	525
(c) Others		
(i) The provision of management and support, training and other related services	Silverstone Corporation Berhad Group ("SCB Group")[1]	136
(ii) The obtaining of security services and security communication equipment	Amsteel Group[1]	768
(iii) The purchase of motor vehicles, component parts and other related products and services	LFIB Group[1]	1,108
	SCB Group[1]	12
		1,120
(iv) The purchase of office equipment, furniture and other industrial products	LCB Group[1]	57
	Ributasi Group[2]	17
		74

Notes:

"Group" includes subsidiary and associated companies.

(1) Company in which a Director and certain major shareholders of the Company have an interest.
(2) Company in which a Director and a major shareholder of the Company have an interest.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC")

The status of the various conditions imposed by the SC in its approval of the Group Wide Restructuring Scheme ("GWRS") are as follows:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operations and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. ORGANISATION STRUCTURE

As proposed by PwC, the Lion Group organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Listed Company ("PLC") Management level and also the structure at the various key operating companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for the Lion Group to ensure shareholders' values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committees including the Group Investment Committees and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by a Group Executive Director.

1.2 Lion Industries Corporation Berhad ("LICB") Management Structure

The LICB's management structure is headed by a well-balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitability of LICB as well as the implementation of various strategic business plans and objectives of the LICB Group. Together with the Financial Controller, they are responsible for overseeing the divestment plans of the LICB Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee, the majority of whom are independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and the heads of department of manufacturing, sales and marketing, management information system and human resource.

2. FINANCIAL MANAGEMENT

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure LICB's financial performance is reported to its lenders in a timely and comprehensive manner.

The LICB Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by the Group.

(b) Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Assets to be Divested	PDP (Per GWRS)	Completed Up to December 2004	Subsequent to December 2004			
			Concluded Sales Total	Proceeds Received/to be Received (Jan-Dec 05)		
				Actual Jan-June 2005	Projected July -Dec 2005	Projected Jan -Dec 2005
	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a) + (b)
By December 2002						
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	-	-
	33.9					
By December 2003						
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	18.4	116.1	116.1	* 39.8	155.9
By Decemebr 2004						
Shares in unlisted companies and shoplots in Parade and shopping centre	45.4	-	-	-	* 45.4	45.4
By December 2005						
Shares in unlisted company, factories and apartment	9.7	-	-	-	* 9.7	9.7
By December 2006						
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-
Total	**541.3**	**52.3**	**116.1**	**116.1**	**94.9**	**211.0**

* *The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.*

(ii) Transactions completed during the financial period (January-June 2005)

The transactions completed during the financial period are as follows:

a) The disposal of Lion Klang Parade Bhd:
- The gross and net divestment proceeds are RM106 million; and
- All the proceeds have been received in the current financial period.

b) The redemption of the unlisted preference shares in an unlisted company:
- The gross and net divestment proceeds are RM10.1 million; and
- All the proceeds have been received in the current financial period.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

(c) Issues Affecting the Joint-Venture Companies in the People's Republic of China ("PRC")

(i) Affecting Lion Industries Corporation Berhad ("LICB")

No.	Issues	Joint-Venture Company ("JV Co")	Steps taken or to be taken to resolve the Issues	Status as at 30 September 2005
1.	The amount of JV Co's capital had exceeded the authorised limit of the provincial Ministry of Commerce (formerly MOFTEC) ("MOC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co from MOC in Beijing through the provincial MOC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The business of THM is encouraged under the Foreign Investment Catalogue of the PRC and needs only the approval of Tianjin MOC. The issue was resolved as at 14 February 2005.
2.	Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co in accordance with the terms of the joint-venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, Yang Wan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.
3.	The lease of the land by the PRC Party to the JV Co has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, Yang Wan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.

Note : *Lion Corporation Berhad ("LCB") acquired the LICB shares, to which the abovecaptioned issues relate, pursuant to the Group Wide Restructuring Scheme involving LCB, LICB, Silverstone Corporation Berhad and Amsteel Corporation Berhad which was implemented on 14 March 2003 ("GWRS"). LCB announced on 14 March 2005 that it did not suffer any loss as a result of the non-resolution of the issues stated in items 2 and 3 above on the expiry of 24 months from the date of implementation of GWRS for the resolution of issues affecting the joint-venture companies of LICB in the PRC.*

(ii) Affecting Amsteel Corporation Berhad ("Amsteel") (prior to the disposal of the joint-venture companies to Lion Diversified Holdings Berhad on 1 June 2004)

No.	Issues	Joint-Venture Company ("JV Co")	Steps taken or to be taken to resolve the Issues	Status as at 30 September 2005
1.	Land Use Right(s) for land(s) ("LUR") to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co in accordance with the terms of the joint-venture agreement.	Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%) *	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate for the transfer of the land had been issued and registered in the name of the JV Co. This issue was resolved as at 11 March 2005.
2.	The PRC party has not obtained the LUR or POR certificate in its favour for property leased by the PRC Party to the JV Co or the lease of the LUR or POR to the JV Co has not been registered with the relevant authorities in the PRC.	Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%) *	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	In additon to SHC's letter dated 20 February 2004 confirming that the JV Co may use the POR pending the said transfer, SHC's holding company, Zong Fu Industrial (Group) Co Ltd ("ZFI") had confirmed that SHC had purchased the building from ZFI and that SHC has the right to exercise all rights as the owner of the building including leasing and operation of the building. This issue was resolved as at 14 February 2005.

* *As from 1 June 2004, these JV Cos became subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Cos ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of LION INDUSTRIES CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom ....

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Seventy-Fifth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 15 November 2005 at 2.30 pm and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve a first and final dividend		
3. To approve Directors' fees		
4. To re-elect as Director, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin		
5. To re-elect as Director, Mr Cheng Yong Liang		
6. To re-appoint as Director, Y. Bhg. Tan Sri Dato' Musa bin Hitam		
7. To re-appoint Auditors		
8. Authority to Directors to issue shares		
9. Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2005

No. of shares: ....   Signed: ....

In the presence of: ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.